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first financial bancorp

2024

annual report

137 CONSECUTIVE QUARTERS OF PROFITABILITY

YEARS OF STRENGTH & STABILITY **161**

Net Income
(dollars in millions)



2020	2021	2022	2023	**2024**
$155.8	$205.2	$217.6	$255.9	$228.8

Total Assets
(dollars in billions)



2020	2021	2022	2023	**2024**
$16.0	$16.3	$17.0	$17.5	$18.6

Total Loans
(dollars in billions)



2020	2021	2022	2023	**2024**
$9.9	$9.3	$10.3	$10.9	$11.8

Total Deposits
(dollars in billions)



2020	2021	2022	2023	**2024**
$12.2	$12.9	$12.7	$13.4	$14.3

Diluted Earnings Per Share



2020	2021	2022	2023	**2024**
$1.59	$2.14	$2.30	$2.69	$2.40

Return On Assets



2020	2021	2022	2023	**2024**
1.00%	1.28%	1.33%	1.51%	1.29%

Return On Equity



2020	2021	2022	2023	**2024**
7.02%	9.08%	10.34%	12.01%	9.78%



Archie M. Brown
President & Chief Executive Officer

> " Our bankers delivered more than 1,400 financial wellness classes to more than 25,000 attendees, and our 92.6% in-branch client satisfaction score reflects our ongoing commitment to training, associate engagement initiatives, and providing an exceptional client experience.

Dear Fellow Shareholders,

I am honored to share with you First Financial Bancorp's 2024 annual report.

We entered 2024 with a level of confidence that eluded the industry in recent years. The economic impacts of the Covid-19 pandemic were largely in the rearview mirror, and the industry's liquidity questions had generally subsided. While questions of interest rates, inflation, and unemployment remained, our strong 2023 performance provided momentum as we entered the new year.

Riding this momentum, First Financial continued its top-tier financial performance in 2024, significantly outperforming our peers on such measurements as return on assets, net interest margin, and stock price performance. We delivered record adjusted revenue of $854 million (a 2% increase), loan growth of $829 million (8% increase), deposit growth of $968 million (7% increase), record adjusted non-interest income of $242 million, and a net interest margin of 4.05%.

Our Commercial Banking team posted strong results in 2024, with $639 million in loan production (10% growth), 11% growth in deposits, and non-interest income growth of 18%. Contributions from our newest commercial markets in Chicago and Cleveland are making a positive impact and we continue to add new accounts and explore collaborative opportunities with our Wealth Management and Specialty Banking lines of business.

Consumer Banking originated 8% more DDAs for a net 2% growth in checking accounts, and a 7% increase in deposit balances. Our bankers delivered more than 1,400 financial wellness classes to more than 25,000 attendees, and our 92.6% in-branch client satisfaction score reflects our ongoing commitment to training, associate engagement initiatives, and providing an exceptional client experience.

Yellow Cardinal Advisory Group – First Financial's wealth management division – recorded revenue of $29 million last year, a 10% year-over-year increase. New fees increased 21% over 2023, with Yellow Cardinal M&A Services delivering a 40% increase in transaction fees.



> **"** **With our core banking services, wealth management offerings, and investment banking expertise, First Financial provides our clients with a single source of reliable financial and niche business services that our peers, and many larger banks, simply can't match.**

We continued to add to our strong lineup of specialty businesses with the acquisition of Agile Premium Finance, an Illinois-based national insurance premium finance business, to facilitate the purchase of property and casualty insurance by extending credit to small- and medium-sized businesses. Agile complements our existing lineup of specialty businesses, including Bannockburn Capital Markets, Oak Street Funding, and Summit Funding Group.

Collectively, our Specialty Businesses contributed to our overall top-tier financial performance with $385 million in loan growth and $43 million in deposit growth. Summit Funding Group exceeded the $1 billion mark in balances, and Bannockburn expanded its capital markets offerings by rolling out commodity hedging capabilities.

With our core banking services, wealth management offerings, and specialty finance expertise, First Financial provides our clients with a single source of reliable financial and niche business services that our peers, and many larger banks, simply can't match. Moreover, our specialty business strategy provides a diversified revenue stream for the bank, reducing risks during fluctuations in markets or economic conditions.

First Financial established an office of Transformation as part of our commitment to responsible governance. Throughout 2024, the team carefully assessed existing processes, technologies, and internal structures to identify opportunities for greater efficiencies, resulting in more than $11 million in annualized savings. This is part of our ongoing focus on optimizing the organization, removing redundancies, maximizing shareholder value, and positioning the bank for future growth.

The Bank also announced a new five-year, $2.4 billion Community Benefits Agreement with the National Community Reinvestment Coalition and related partner organizations, establishing goals for lending and investments to low- and moderate-income clients and census tracts. This includes goals of $600 million in small business lending through support of small business development corporations and business incubators, and through the issuance of microloans. The new agreement follows the successful conclusion of our previous CBA, which achieved 192% of our $1.75 billion goal in lending and investments in the previous five years.

The results I have shared here, and those included in this annual report, are only possible due to the commitment of our associates. We are privileged to have a team of gifted professionals who truly are best in class. Thanks to them, our annual United Way Campaign continued to break previous internal records with more than $938,000 in associate pledges in support of United Way and its partner agencies throughout Ohio, Kentucky, Indiana, and Illinois. Our associates' reach also extended to our communities, with nearly 15,000 hours of volunteer service recorded in 2024. All of these efforts, in addition to delivering exceptional attention and service to our clients every day, is what makes First Financial truly remarkable.

Year after year, First Financial and our associates have remained true to our purpose of creating opportunities for our clients and communities to thrive. I am grateful for the opportunity to lead this incredible team of professionals, and I am proud of the impact we have made on our clients, communities, and shareholders throughout the past year. I look forward to extending our commitment to our stakeholders in 2025 and beyond.

Archie M. Brown

Archie M. Brown
President & Chief Executive Officer

Leadership

Executive Management

Archie M. Brown
President and
Chief Executive Officer

James M. Anderson
Chief Financial Officer and
Chief Operating Officer

Richard S. Dennen
Chief Corporate Banking Officer

Gregory A. Harris
President, Yellow Cardinal Advisory
Services and Affluent Banking

William R. Harrod
Chief Credit Officer

Amanda N. Neeley
Chief Consumer Banking and
Strategy Officer

Matthew D. Reckman
Chief Commercial Banking Officer

James R. Shank
Chief Internal Auditor

Karen B. Woods
General Counsel and
Chief Administrative Officer

Board of Directors

Claude E. Davis
Board Chair, First Financial Bancorp
Co-Managing Partner, Brixey and Meyer Capital

Anne L. Arvia
Principal of Strategic Transformation
and Program Management
Cornerstone Advisors

Vincent A. Berta
Lead Independent Director
Board of Directors of First Financial Bancorp
President and Managing Director
Covington Capital, LLC

Cynthia O. Booth
President and Chief Executive Officer
Emerge Manufacturing

Archie M. Brown
President and Chief Executive Officer
First Financial Bancorp and First Financial Bank

William J. Kramer
Vice President of Finance and
Chief Financial Officer
Valco Industries, Inc.

Dawn C. Morris
Founder and CEO
Growth Partners Group

Thomas M. O'Brien
Founder
Simpactful Consulting

Andre T. Porter
Senior Vice President, Chief Strategy Officer,
General Counsel
Midcontinent Independent System Operator, Inc.

Maribeth S. Rahe
President and Chief Executive Officer
Fort Washington Investment Advisors, Inc.

Gary W. Warzala
Executive Partner
Gartner, Inc.

Glossary of Abbreviations and Acronyms

First Financial Bancorp has identified the following list of abbreviations and acronyms that are used in the Notes to Consolidated Financial Statements and the Management's Discussion and Analysis of Financial Condition and Results of Operations.

ABL	Asset backed loans	FRB	Federal Reserve Bank
ACL or Allowance	Allowance for credit losses	GAAP	U.S. Generally Accepted Accounting Principles
AFS	Available-for-sale	GNMA	Government National Mortgage Association
ALCO	Asset Liability Committee	HTC	Historic tax credit
AOCI	Accumulated other comprehensive income	HTM	Held-to-maturity
ASC	Accounting standards codification	Insignificant	Less than $0.1 million
ASU	Accounting standards update	IRLC	Interest Rate Lock Commitment
ATM	Automated teller machine	LGD	Loss given default
Bank	First Financial Bank	LIHTC	Low income housing tax credit
Basel III	Basel Committee regulatory capital reforms, Third Basel Accord	LTV	Loan to value
Bp/bps	Basis point(s)	MBSs	Mortgage-backed securities
BOLI	Bank owned life insurance	MD&A	Management's Discussion and Analysis of Financial Condition and Results of Operations
CDs	Certificates of deposit	MSFG	MainSource Financial Group, Inc.
C&I	Commercial & industrial	N/A	Not applicable
CMOs	Collateralized mortgage obligations	NII	Net interest income
CODM	Chief Operating Decision Maker	NMTC	New markets tax credit
CRE	Commercial real estate	N/M	Not meaningful
Company	First Financial Bancorp.	ODFI	Ohio Department of Financial Institutions
DDA	Demand deposit account	OREO	Other real estate owned
Dodd-Frank	Dodd-Frank Wall Street Reform and Consumer Protection Act	PCA	Prompt corrective action
EAD	Exposure at Default	PCD	Purchase credit deteriorated
ERISA	Employee Retirement Income Security Act	PCI	Purchase credit impaired
ERM	Enterprise Risk Management	PD	Probability of default
EVE	Economic value of equity	R&S	Reasonable and supportable
Fair Value Topic	FASB ASC Topic 825, Financial Instruments	ROU	Right-of-use
FASB	Financial Accounting Standards Board	SEC	United States Securities and Exchange Commission
FDIC	Federal Deposit Insurance Corporation	SFG or Summit	Summit Funding Group, Inc
FDM	Financial Difficulty Modification	SMT	Senior management team
FHLB	Federal Home Loan Bank	SOFR	Secured Overnight Financing Rate
FHLMC	Federal Home Loan Mortgage Corporation	Topic 842	FASB ASC Topic 842, Leasing
First Financial	First Financial Bancorp.	TDR	Troubled debt restructuring
FNMA	Federal National Mortgage Association	TTC	Through the cycle
Form 10-K	First Financial Bancorp. Annual Report on Form 10-K	USD	United States dollars

Management's Discussion and Analysis of Financial Condition and Results of Operations

This annual report contains forward-looking statements. See the Forward-Looking Statements section that follows for further information on the risks and uncertainties associated with forward-looking statements.

The following discussion and analysis is presented by management to facilitate the understanding of the financial condition, cash flows, changes in financial condition and results of operations of First Financial Bancorp. Management's discussion and analysis identifies trends and material changes that occurred during the reporting periods presented and should be read in conjunction with the Consolidated Financial Statements and accompanying Notes.

Certain reclassifications of prior years' amounts have been made to conform to current year presentation. Such reclassifications had no effect on net earnings, total assets, liabilities and shareholders' equity.

EXECUTIVE SUMMARY

First Financial Bancorp. is a $18.6 billion financial holding company headquartered in Cincinnati, Ohio. The Company primarily operates through First Financial Bank, an Ohio-chartered commercial bank with 127 full service banking centers at December 31, 2024. First Financial provides banking and financial services products to business and retail clients through its six lines of business: Commercial, Retail Banking, Mortgage Banking, Wealth Management, Investment Commercial Real Estate and Commercial Finance. The Commercial Finance business lends to targeted industry verticals on a nationwide basis. Operating under the brand of Yellow Cardinal Advisory Group, Wealth Management had $3.7 billion in assets under management as of December 31, 2024 and provides the following services: financial planning, investment management, trust administration, estate settlement, business succession planning services, brokerage services and retirement planning.

Additional information about First Financial, including its products, services and banking locations, is available on the Company's website at www.bankatfirst.com.

The major components of First Financial's operating results for 2024, 2023 and 2022 are summarized in Table 1 – Financial Summary and are discussed in greater detail in the sections that follow.

MARKET STRATEGY

First Financial develops a competitive advantage by utilizing a local market focus to provide superior service and build long-term relationships with clients while helping them achieve greater financial success. First Financial serves a combination of metropolitan and community markets in Ohio, Indiana, Kentucky and Illinois through its full-service banking centers. First Financial's investment in community markets is an important part of the Bank's core funding base and has historically provided stable, low-cost funding sources.

First Financial also has certain specialty lending platforms that extend beyond the geographic banking center footprint. These specialty finance businesses provide insurance premium financing, equipment lease financing and financing to franchise owners and clients within the financial services industry.

First Financial's market selection process includes multiple factors, but markets are primarily chosen for their potential for long-term profitability and growth. First Financial intends to concentrate plans for future growth and capital investment within its current markets, and will continue to evaluate additional growth opportunities in metropolitan markets located within, or in close proximity to, the Company's current geographic footprint. Additionally, First Financial may assess strategic acquisitions that provide product line extensions or additional industry verticals that complement its existing business and diversify its product suite and revenue streams.

BUSINESS COMBINATIONS

In the first quarter of 2024, First Financial completed its acquisition of Agile Premium Finance for $96.9 million in an all cash transaction. Headquartered in Lincolnshire, IL, Agile originates commercial loans for the payment of annual premiums for property and casualty insurance for businesses. Agile is among industry leaders in the premium finance lending space and is active in all 50 states. Agile loans are secured by the unearned premium of the insurance policies and have an average original term of approximately ten months. Upon completion of the transaction, Agile became a division of the Bank and continues to operate as Agile Premium Finance, taking advantage of its existing brand recognition within the insurance premium financing industry.

The Agile transaction was accounted for using the acquisition method of accounting and accordingly, assets acquired, liabilities assumed and consideration exchanged were recorded at estimated fair value on the acquisition date in accordance with FASB ASC Topic 805, Business Combinations. The fair value of assets acquired and liabilities assumed were $97.8 million and $2.7 million, respectively. Acquisition accounting adjustments are considered preliminary at December 31, 2024. These fair value measurements are subject to refinement for up to one year after the closing date of the acquisition as additional information relative to closing date fair values become available, and the measurement period for Agile ends in February 2025. Goodwill resulting from the Agile acquisition was $1.8 million while other intangible assets created in the transaction include a customer list, non-compete agreements, trade name and a servicing asset.

In the first quarter of 2023, First Financial purchased the assets of Brady Ware Capital, LLC (Brady Ware). Located in Miamisburg, Ohio, Brady Ware was an advisory firm for mergers and acquisitions, focusing primarily on business succession planning. First Financial acquired all of the assets of Brady Ware for aggregate consideration of approximately $4.3 million, consisting of $3.4 million in cash and a $0.9 million earn-out payment. Pursuant to the purchase agreement, the earn-out payments are payable annually for each of the five years following the closing of the acquisition, contingent upon the results of Brady Ware's operations.

The transaction was accounted for using the acquisition method of accounting and, accordingly, assets acquired, liabilities assumed and consideration exchanged were recorded at estimated fair value on the acquisition date in accordance with FASB ASC Topic 805, Business Combinations. Goodwill resulting from the Brady Ware acquisition was $4.2 million and reflects the business's growth potential and the expectation that the acquisition will provide additional revenue growth with the expansion of the Bank's advisory business. In May 2023, First Financial also acquired Brady Ware Corporate Finance, a broker-dealer and member of FINRA. First Financial recorded $0.1 million of goodwill in connection with the acquisition of Brady Ware Corporate Finance. The measurement period for recording adjustments to the fair value of assets and liabilities for Brady Ware Capital ended in January 2024, while the measurement period for Brady Ware Corporate Finance ended in May 2024.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Table 1 • Financial Summary

	December 31,		
(Dollars in thousands, except per share data)	2024	2023	2022
Summary of operations			
Interest income	$ 1,002,095	$ 903,004	$ 585,006
Tax equivalent adjustment [1]	5,589	6,356	6,357
Interest income - tax equivalent [1]	1,007,684	909,360	591,363
Interest expense	390,085	275,234	65,863
Net interest income - tax equivalent [1]	$ 617,599	$ 634,126	$ 525,500
Interest income	$ 1,002,095	$ 903,004	$ 585,006
Interest expense	390,085	275,234	65,863
Net interest income	612,010	627,770	519,143
Provision for credit losses	47,659	43,107	11,713
Noninterest income	223,568	212,422	189,641
Noninterest expenses	519,595	478,489	455,349
Income before income taxes	268,324	318,596	241,722
Income tax expense	39,494	62,733	24,110
Net income	$ 228,830	$ 255,863	$ 217,612
Per share data			
Earnings per common share			
Basic	$ 2.42	$ 2.72	$ 2.33
Diluted	$ 2.40	$ 2.69	$ 2.30
Cash dividends declared per common share	$ 0.94	$ 0.92	$ 0.92
Average common shares outstanding – basic (in thousands)	94,405	93,939	93,529
Average common shares outstanding – diluted (in thousands)	95,406	95,096	94,587
Selected year-end balances			
Total assets	$ 18,570,261	$ 17,532,900	$ 17,003,316
Earning assets	15,880,521	14,966,741	14,331,900
Investment securities	3,375,334	3,231,392	3,636,829
Total loans and leases	11,761,778	10,933,176	10,298,971
Interest-bearing demand deposits	3,095,724	2,993,219	3,037,153
Savings deposits	4,948,768	4,331,228	3,828,139
Time deposits	3,152,265	2,718,390	1,700,705
Noninterest-bearing demand deposits	3,132,381	3,317,960	4,135,180
Total deposits	14,329,138	13,360,797	12,701,177
Short-term borrowings	755,452	937,814	1,287,156
Long-term debt	347,509	344,115	346,672
Shareholders' equity	2,438,041	2,267,974	2,041,373
Select Financial Ratios			
Average loans to average deposits [2]	83.07 %	82.04 %	76.11 %
Net charge-offs to average loans and leases	0.30 %	0.33 %	0.06 %
Average shareholders' equity to average total assets	13.15 %	12.53 %	12.85 %
Average tangible shareholders' equity to average tangible assets	7.48 %	6.51 %	6.59 %
Return on average assets	1.29 %	1.51 %	1.33 %
Return on average equity	9.78 %	12.01 %	10.34 %
Return on average tangible shareholders' equity	18.31 %	24.72 %	21.62 %
Net interest margin	4.02 %	4.36 %	3.73 %
Net interest margin (tax equivalent basis) [1]	4.05 %	4.40 %	3.77 %
Dividend payout	38.84 %	33.82 %	39.48 %
Tangible book value per share	$ 14.15	$ 12.38	$ 9.97

[1] Tax equivalent basis calculated using a 21% tax rate
[2] Includes loans held for sale

NON-GAAP FINANCIAL MEASURES

The Company utilizes certain non-GAAP financial measures, which it believes provide useful insight to the reader of the Consolidated Financial Statements. These non-GAAP measures are intended to be supplemental to primary GAAP measures and should not be read in isolation or relied upon as a substitute for the primary GAAP measures.

For analytical purposes, net interest income is presented in the following table adjusted to a tax equivalent basis assuming a 21% marginal tax rate. Net interest income is disclosed on a tax equivalent basis to consistently reflect income from tax-exempt assets, such as municipal loans and investments, in order to facilitate a comparison between taxable and tax-exempt amounts. Management believes it is a standard practice in the banking industry to present net interest margin and net interest income on a fully tax equivalent basis as these measures provide useful information to make peer comparisons.

Table 2 • Non-GAAP - Net Interest Income

		Year ended December 31,				
(Dollars in thousands)		2024		2023		2022
Net interest income	$	612,010	$	627,770	$	519,143
Tax equivalent adjustment		5,589		6,356		6,357
Net interest income - tax equivalent	$	617,599	$	634,126	$	525,500
Average earning assets	$	15,235,566	$	14,404,909	$	13,921,563
Net interest margin [1]		4.02 %		4.36 %		3.73 %
Net interest margin (FTE) [1]		4.05 %		4.40 %		3.77 %

[1] Calculated using net interest income divided by average earning assets

In addition to capital ratios defined by the U.S. banking agencies, First Financial considers various measures when evaluating capital utilization and adequacy, including the return on average tangible shareholder's equity and the tangible common equity ratio. These calculations are intended to complement the capital ratios defined by the U.S. banking agencies for both absolute and comparative purposes and may be useful for evaluating the performance of a business as the ratios calculate the capital and return available to common shareholders without the impact of intangible assets and their related amortization. As GAAP does not include capital ratio measures, the Company believes there are no comparable GAAP financial measures to these ratios. These ratios are not formally defined by GAAP or codified in the federal banking regulations, and, therefore, they are considered to be non-GAAP financial measures.

First Financial encourages readers to consider its Consolidated Financial Statements in their entirety and not to rely on any single financial measure.

The following table reconciles non-GAAP capital ratios to GAAP:

Table 3 • Non-GAAP - Capital Ratios

		Year ended December 31,				
(Dollars in thousands)		2024		2023		2022
Net income (a)	$	228,830	$	255,863	$	217,612
Average total shareholders' equity		2,340,056		2,129,751		2,105,339
Less:						
Average goodwill		(1,007,363)		(1,005,805)		(999,611)
Average other intangibles		(82,940)		(88,724)		(99,081)
Average tangible equity (b)		1,249,753		1,035,222		1,006,647
Total shareholders' equity		2,438,041		2,267,974		2,041,373
Less:						
Goodwill		(1,007,656)		(1,005,868)		(1,001,507)
Other intangibles		(79,291)		(83,949)		(93,919)
Ending tangible equity (c)		1,351,094		1,178,157		945,947

Management's Discussion and Analysis of Financial Condition and Results of Operations

Table 3 • Non-GAAP - Capital Ratios

		Year ended December 31,	
(Dollars in thousands)	2024	2023	2022
Total assets	18,570,261	17,532,900	17,003,316
Less:			
Goodwill	(1,007,656)	(1,005,868)	(1,001,507)
Other intangibles	(79,291)	(83,949)	(93,919)
Ending tangible assets (d)	17,483,314	16,443,083	15,907,890
Risk-weighted assets (e)	14,059,215	13,374,177	12,923,233
Total average assets	17,792,014	16,997,223	16,382,730
Less:			
Average goodwill	(1,007,363)	(1,005,805)	(999,611)
Average other intangibles	(82,940)	(88,724)	(99,081)
Average tangible assets (f)	16,701,711	15,902,694	15,284,038
Ending common shares outstanding (g)	95,494,840	95,141,244	94,891,099
Ratios			
Return on average tangible shareholders' equity (a)/(b)	18.31 %	24.72 %	21.62 %
Ending tangible shareholders' equity as a percent of:			
Ending tangible assets (c)/(d)	7.73 %	7.17 %	5.95 %
Risk-weighted assets (c)/(e)	9.61 %	8.81 %	7.32 %
Average tangible shareholders' equity to average tangible assets (b)/(f)	7.48 %	6.51 %	6.59 %
Tangible book value per share (c)/(g)	$ 14.15	$ 12.38	$ 9.97

OVERVIEW OF OPERATIONS

Net income for the year ended December 31, 2024 was $228.8 million, resulting in earnings per diluted common share of $2.40. This compares to net income of $255.9 million and earnings per diluted common share of $2.69 in 2023. Return on average assets was was 1.29% and 1.51% for 2024 and 2023, respectively. First Financial's return on average tangible shareholders' equity for 2024 was 18.31%, compared to 24.72% for 2023.

Net interest income in 2024 decreased $15.8 million, or 2.5%, from 2023, to $612.0 million, primarily driven by increased funding costs and higher deposit balances offsetting the increases in earning asset balances and yields. The net interest margin on a fully tax equivalent basis was 4.05% for 2024 compared to 4.40% in 2023.

Noninterest income increased $11.1 million, or 5.2%, to $223.6 million during 2024 from $212.4 million in 2023. The increase in 2024 was primarily driven by increases in leasing business income, other noninterest income, gains on sales of loans and wealth management fees, which were partially offset by losses on investment securities.

Noninterest expense increased $41.1 million, or 8.6%, from $478.5 million in 2023 to $519.6 million in 2024. This increase was largely driven by higher amortization of tax credit investments, other noninterest expense, leasing business expense, salaries and incentives and professional services.

Income tax expense decreased $23.2 million, or 37.0%, to $39.5 million in 2024 from $62.7 million in 2023, with the effective tax rate decreasing to 14.7% in 2024 from 19.7% in 2023. The decrease in the effective tax rate in 2024 was primarily related to the recognition of more tax credit investments in 2024.

Total loans increased $828.6 million, or 7.6%, to $11.8 billion at December 31, 2024 from $10.9 billion at December 31, 2023, primarily driven by the acquisition of Agile and organic growth in C&I loans, construction, residential real estate and lease financing. Total deposits increased $968.3 million, or 7.2%, to $14.3 billion as of December 31, 2024 from $13.4 billion at

December 31, 2023 primarily due to increases in CDs and money market savings, which was partially offset by a slight decline in noninterest bearing deposits.

The ACL on loans and leases was $156.8 million, or 1.33% of total loans at December 31, 2024, compared to $141.4 million, and 1.29% of total loans at December 31, 2023. First Financial recorded $49.2 million in provision expense during 2024, compared to $43.1 million in provision expense during 2023.

First Financial's operational results may be influenced by certain economic factors and conditions, such as market interest rates, industry competition, household and business spending levels, consumer confidence and the regulatory environment. For a more detailed discussion of the Company's operations, please refer to the sections that follow.

NET INCOME

2024 vs. 2023. First Financial's net income decreased $27.0 million, or 10.6%, to $228.8 million in 2024, compared to net income of $255.9 million in 2023. The decrease in 2024 was primarily related to a $15.8 million, or 2.5%, decrease in net interest income, a $41.1 million, or 8.6%, increase in noninterest expenses, and a $6.1 million, or 14.2%, increase in provision expense, which were partially offset by a $11.1 million, or 5.2%, increase in noninterest income and a $23.2 million, or 37.0%, decrease in income tax expense.

2023 vs. 2022. First Financial's net income increased $38.3 million, or 17.6%, to $255.9 million in 2023, compared to net income of $217.6 million in 2022. The increase in 2023 was primarily related to a $108.6 million, or 20.9%, increase in net interest income and a $22.8 million, or 12.0%, increase in noninterest income, partially offset by a $23.1 million, or 5.1%, increase in noninterest expenses, a $36.3 million, or 539.9%, increase in provision expense and a $38.6 million, or 160.2%, increase in income tax expense.

For more detail, refer to the Net interest income, Noninterest income, Noninterest expenses, Income taxes, and Asset quality and allowance for credit losses sections that follow.

NET INTEREST INCOME

First Financial's net interest income for the years 2024, 2023 and 2022 is shown in Table 1 – Financial Summary.

First Financial's principal source of income is net interest income, which is the excess of interest received from earning assets, including loan-related fees and purchase accounting accretion, less interest paid on interest-bearing liabilities. The amount of net interest income is determined by the volume and mix of earning assets, the rates earned on such assets and the volume, mix and rates paid for the deposits and borrowed money that support the earning assets. Earning assets consist of interest-bearing loans and leases to customers as well as marketable investment securities. First Financial's tax equivalent net interest margin was 4.05%, 4.40% and 3.77% for 2024, 2023 and 2022, respectively.

Table 5 – Volume/Rate Analysis - Tax Equivalent Basis describes the extent to which changes in interest rates as well as changes in the volume of earning assets and interest-bearing liabilities have affected First Financial's net interest income on a tax equivalent basis during the years presented. Nonaccrual loans and loans held for sale were included in the average loan balances used to determine the yields in Table 5 – Volume/Rate Analysis - Tax Equivalent Basis, which should be read in conjunction with Table 4 – Statistical Information.

Loan fees included in the interest income computation for 2024, 2023 and 2022 were $16.2 million, $19.0 million and $19.2 million, respectively. Interest income also included purchase accounting accretion of $3.5 million, $4.2 million and $8.8 million for 2024, 2023 and 2022, respectively.

2024 vs. 2023. Net interest income decreased $15.8 million, or 2.5%, to $612.0 million in 2024 from $627.8 million in 2023, as interest rates were stable during most of 2024. The decline in net interest income reflected an increase in interest bearing liabilities and the rates paid on those liabilities, which more than offset an increase in earning asset balances and the rates earned on those assets.

Net interest margin on a fully tax equivalent basis decreased 35 bps to 4.05% for 2024 compared to 4.40% in 2023 as funding costs increased during the year. The net interest margin was strong throughout 2024, as earning asset growth helped to mitigate the impact from higher funding costs and higher deposit balances. Funding costs increased 75 bps during the year while asset yields increased 30 bps.

Interest income grew $99.1 million, or 11.0%, in 2024 when compared to the prior year as the yield on earning assets rose to 6.61% from 6.31%. Additionally, average earning assets increased to $15.2 billion as of December 31, 2024 from $14.4 billion in 2023, primarily due to an $866.6 million increase in average loan balances.

Total interest expense increased $114.9 million, or 41.7%, due to a 94 bp increase in the cost of interest-bearing deposits coupled with a $1.4 billion increase in those deposit balances, and a 22 bp increase in the cost of average borrowings. These increases were partially offset by a $306.2 million decrease in average borrowings. The rate environment resulted in a continued shift in deposit mix as customers migrated from lower-cost transaction accounts to higher cost deposit products, while the increase in deposit balances led to the decrease in borrowings. The cost of interest-bearing deposits was 3.12% in 2024 compared to 2.18% for the same period in the prior year, and the cost of borrowed funds increased to 5.60% in 2024 from 5.38% in 2023.

2023 vs. 2022. Net interest income increased $108.6 million, or 20.9%, to $627.8 million in 2023 from $519.1 million in 2022, as interest rates rose during 2023. This increase was due to higher asset yields and higher earning asset balances more than offsetting an increase in interest bearing liabilities and rates paid on those liabilities during the period.

Net interest margin on a fully tax equivalent basis increased 63 bps to 4.40% for 2023 compared to 3.77% in 2022 as the Company's asset sensitive balance sheet responded to further Fed rate hikes. This resulted in a 206 bp increase in asset yields, which more than offset an increase in interest-bearing liabilities and a 190 bp increase in funding costs during the period.

Interest income grew $318.0 million, or 54.4%, in 2023 when compared to 2022 as the yield on earning assets rose to 6.31% from 4.25%. Additionally, average earning assets increased to $14.4 billion as of December 31, 2023 from $13.9 billion in 2022, primarily due to a $1.0 billion increase in average loan balances.

Total interest expense increased due to a 184 bp increase in the cost of interest-bearing deposits coupled with a $878.3 million increase in those deposit balances, a 218 bp increase in the cost of average borrowings and a $183.4 million increase in those borrowings. Higher interest rates resulted in a shift in deposit mix as customers migrated from noninterest bearing accounts to higher cost deposit products. Additionally, the increase in interest rates drove the increase in the cost of interest-bearing deposits, which was 2.18% in 2023 compared to 34 bps for the same period in 2022. Average borrowed funds increased $183.4 million in 2023, while the cost of these borrowed funds increased to 5.38% in 2023 from 3.20% during 2022.

Table 4 • Statistical Information

(Dollars in thousands)	2024 Average Balance	Interest	Average Yield	2023 Average Balance	Interest	Average Yield	2022 Average Balance	Interest	Average Yield
Earning assets									
Loans and leases [1], [4]									
Commercial and industrial [2]	$ 3,677,979	$ 294,861	8.02 %	$ 3,447,984	$263,632	7.65 %	$ 2,979,273	$154,152	5.17 %
Lease financing [2]	532,212	36,341	6.83 %	342,243	25,063	7.32 %	153,380	11,785	7.68 %
Construction-real estate	720,031	57,340	7.96 %	535,715	41,302	7.71 %	476,597	23,036	4.83 %
Commercial-real estate [2]	4,088,127	307,077	7.51 %	4,038,457	293,353	7.26 %	4,040,365	185,017	4.58 %
Residential-real estate	1,400,318	67,974	4.85 %	1,231,507	54,065	4.39 %	989,743	40,083	4.05 %
Installment and other consumer	1,014,559	75,657	7.46 %	970,681	69,016	7.11 %	935,607	46,118	4.93 %
Total loans and leases	11,433,226	839,250	7.34 %	10,566,587	746,431	7.06 %	9,574,965	460,191	4.81 %
Investment securities [3]									
Taxable	2,845,087	124,936	4.39 %	2,952,767	125,520	4.25 %	3,293,010	102,314	3.11 %
Tax-exempt [2]	384,490	13,715	3.57 %	489,466	17,596	3.59 %	739,036	23,374	3.16 %
Total investment securities [3]	3,229,577	138,651	4.29 %	3,442,233	143,116	4.16 %	4,032,046	125,688	3.12 %
Interest-bearing deposits with other banks	572,763	29,783	5.20 %	396,089	19,813	5.00 %	314,552	5,484	1.74 %
Total earning assets	15,235,566	1,007,684	6.61 %	14,404,909	909,360	6.31 %	13,921,563	591,363	4.25 %
Nonearning assets									
Allowance for credit losses	(153,126)			(145,472)			(125,001)		
Cash and due from banks	185,006			216,625			233,925		
Accrued interest and other assets	2,524,568			2,521,161			2,352,243		
Total assets	$17,792,014			$16,997,223			$16,382,730		
Interest-bearing liabilities									
Deposits									
Interest-bearing demand	$ 2,945,315	$ 60,825	2.07 %	$ 2,932,477	$ 42,388	1.45 %	$ 3,158,560	$ 8,933	0.28 %
Savings	4,650,554	130,772	2.81 %	3,932,100	68,168	1.73 %	4,049,883	8,871	0.22 %
Time	3,021,558	139,495	4.62 %	2,397,289	91,454	3.81 %	1,175,086	10,336	0.88 %
Total interest-bearing deposits	10,617,427	331,092	3.12 %	9,261,866	202,010	2.18 %	8,383,529	28,140	0.34 %
Borrowed funds									
Short-term borrowings	712,870	38,856	5.45 %	1,019,470	53,378	5.24 %	817,495	19,132	2.34 %
Long-term debt	341,352	20,137	5.90 %	340,950	19,846	5.82 %	359,518	18,591	5.17 %
Total borrowed funds	1,054,222	58,993	5.60 %	1,360,420	73,224	5.38 %	1,177,013	37,723	3.20 %
Total interest-bearing liabilities	11,671,649	390,085	3.34 %	10,622,286	275,234	2.59 %	9,560,542	65,863	0.69 %
Noninterest-bearing liabilities									
Noninterest-bearing demand deposits	3,145,646			3,617,961			4,196,735		
Other liabilities	634,663			627,225			520,114		
Shareholders' equity	2,340,056			2,129,751			2,105,339		
Total liabilities and shareholders' equity	$17,792,014			$16,997,223			$16,382,730		
Net interest income and interest rate spread (fully tax equivalent)		$ 617,599	3.27 %		$634,126	3.72 %		$525,500	3.56 %
Net interest margin (fully tax equivalent)			4.05 %			4.40 %			3.77 %
Interest income and yield		$1,002,095	6.58 %		$903,004	6.27 %		$585,006	4.20 %
Interest expense and rate		390,085	3.34 %		275,234	2.59 %		65,863	0.69 %
Net interest income and spread		$ 612,010	3.24 %		$627,770	3.68 %		$519,143	3.51 %
Net interest margin			4.02 %			4.36 %			3.73 %

[1] Nonaccrual loans are included in average loan balance and loan fees are included in interest income.

[2] Interest income on tax-exempt investments and on certain tax-exempt loans and leases has been adjusted to a tax equivalent basis using a 21% tax rate.

[3] Includes HTM securities, AFS securities and other investments

[4] Includes loans held-for-sale

Table 5 • Volume/Rate Analysis - Tax Equivalent Basis [1]

(Dollars in thousands)	2024 change from 2023 due to			2023 change from 2022 due to		
	Volume	Rate	Total	Volume	Rate	Total
Interest income						
Loans [2]	$ 63,615	$ 29,204	$ 92,819	$ 70,049	$ 216,191	$ 286,240
Investment securities [3]						
Taxable	(4,729)	4,145	(584)	(14,463)	37,669	23,206
Tax-exempt	(3,745)	(136)	(3,881)	(8,972)	3,194	(5,778)
Total investment securities interest [3]	(8,474)	4,009	(4,465)	(23,435)	40,863	17,428
Interest-bearing deposits with other banks	9,187	783	9,970	4,079	10,250	14,329
Total	64,328	33,996	98,324	50,693	267,304	317,997
Interest expense						
Interest-bearing demand deposits	265	18,172	18,437	(3,268)	36,723	33,455
Savings deposits	20,203	42,401	62,604	(2,042)	61,339	59,297
Time deposits	28,820	19,221	48,041	46,626	34,492	81,118
Short-term borrowings	(16,712)	2,190	(14,522)	10,575	23,671	34,246
Long-term debt	24	267	291	(1,081)	2,336	1,255
Total	32,600	82,251	114,851	50,810	158,561	209,371
Net interest income	$ 31,728	$ (48,255)	$ (16,527)	$ (117)	$ 108,743	$ 108,626

[1] Tax equivalent basis calculated using a 21% tax rate
[2] Includes nonaccrual loans and loans held-for-sale
[3] Includes HTM securities, AFS securities and other investments

NONINTEREST INCOME AND NONINTEREST EXPENSES

Noninterest income and noninterest expenses for 2024, 2023 and 2022 are shown in Table 6 – Noninterest Income and Noninterest Expenses.

NONINTEREST INCOME

2024 vs. 2023. Noninterest income increased $11.1 million, or 5.2%, to $223.6 million in 2024 from $212.4 million in 2023. The increase was primarily attributed to a $16.3 million, or 31.8%, increase in leasing business income; a $5.1 million, or 22.9%, increase in other noninterest income; a $4.7 million, or 35.6%, increase in gain on sale of loans; a $2.6 million, or 10.1%; increase in wealth management fees; a $2.0 million, or 3.7%, increase in foreign exchange income; and a $2.0 million, or 7.3%, increase in service charges on deposit accounts. These increases were partially offset by a $21.5 million increase in losses on investment securities.

The growth in leasing business income in 2024 reflected continued growth from Summit during the year. The increase in other noninterest income was primarily driven by a $4.4 million gain related to a deferred tax adjustment, while gains on sales of loans increased due to higher mortgage volumes in the back half of 2024 as the Federal Reserve cut interest rates. Wealth management fees grew as a result of an increase in managed assets, and foreign exchange income rose as a result of an increase in customer demand. Service changes on deposits increased due to a corresponding increase in deposit balances.

Partially offsetting these increases, losses on investment securities were higher in 2024 due to a $9.7 million impairment loss on two commercial mortgage backed securities where the underlying collateral consisted of skilled nursing facilities with credit deterioration and $13.2 million of losses resulting from the repositioning of a portion of the investment portfolio during 2024.

2023 vs. 2022. Noninterest income increased $22.8 million, or 12.0%, to $212.4 million in 2023 from $189.6 million in 2022. The increase was primarily attributed to a $19.7 million, or 62.5%, increase in leasing business income, a $4.4 million, or 24.9%, increase in other noninterest income and a $2.6 million, or 11.0%, increase in wealth management fees. These increases were partially offset by an $1.8 million, or 12.2%, decrease in gain on sale of loans, a $0.9 million, or 1.7%, decrease in foreign exchange income, and a $0.8 million, or 2.8%, decrease in service charges on deposit accounts.

The growth in leasing business income in 2023 reflected continued growth from Summit Funding Group during 2023. The increase in other noninterest income was driven by BOLI gains as well as higher loan syndication fees, while wealth management fees were boosted by an increase in managed assets.

Partially offsetting these increases, gains on sales of retail mortgage loans declined in 2023 as loan demand slowed due to a significant increase in interest rates. Foreign exchange income declined slightly following record high levels in 2022, and service charge income declined due to a full-year impact of the Company's changes to its service charge and overdraft programs in 2022.

Table 6 • Noninterest Income and Noninterest Expenses

(Dollars in thousands)	2024		2023		2022	
	Total	% Change	Total	% Change	Total	% Change
Noninterest income						
Service charges on deposit accounts	$ 29,279	7.3 %	$ 27,289	(2.8)%	$ 28,062	(12.0)%
Wealth management fees	28,720	10.1 %	26,081	11.0 %	23,506	(1.2)%
Bankcard income	14,399	2.6 %	14,039	(2.4)%	14,380	0.6 %
Client derivative fees	4,701	(8.8)%	5,155	(5.3)%	5,441	(31.4)%
Foreign exchange income	56,064	3.7 %	54,051	(1.7)%	54,965	22.7 %
Leasing business income	67,641	31.8 %	51,322	62.5 %	31,574	N/M
Net gains from sales of loans	17,918	35.6 %	13,217	(12.2)%	15,048	(54.4)%
Net gain (loss) on investment securities	(22,575)	N/M	(1,052)	(12.9)%	(1,208)	N/M
Other	27,421	22.9 %	22,320	24.9 %	17,873	12.6 %
Total	$ 223,568	5.2 %	$ 212,422	12.0 %	$ 189,641	10.6 %
Noninterest expenses						
Salaries and employee benefits	$ 304,389	4.0 %	$ 292,731	8.7 %	$ 269,368	9.5 %
Net occupancy	23,050	0.3 %	22,990	3.5 %	22,208	0.3 %
Furniture and equipment	14,427	6.5 %	13,543	2.4 %	13,224	(4.3)%
Data processing	35,178	(1.9)%	35,852	6.5 %	33,662	7.3 %
Marketing	9,026	(6.4)%	9,647	10.3 %	8,744	9.5 %
Communication	3,229	18.3 %	2,729	1.7 %	2,683	(8.4)%
Professional services	14,087	41.9 %	9,926	2.0 %	9,734	(16.6)%
Amortization of tax credit investments	14,396	N/M	1,295	(94.6)%	23,826	86.2 %
State intangible tax	2,524	(35.5)%	3,914	(8.7)%	4,285	0.7 %
FDIC assessments	11,209	(6.2)%	11,948	66.1 %	7,194	27.8 %
Intangible assets amortization	9,487	(8.8)%	10,402	(7.0)%	11,185	13.7 %
Leasing business expense	44,317	36.4 %	32,500	59.6 %	20,363	N/M
Other	34,276	10.5 %	31,012	7.4 %	28,873	(11.0)%
Total	$ 519,595	8.6 %	$ 478,489	5.1 %	$ 455,349	13.6 %

NONINTEREST EXPENSES

2024 vs. 2023. Noninterest expenses increased $41.1 million, or 8.6%, to $519.6 million in 2024 compared to $478.5 million in 2023, primarily due to a $13.1 million increase in tax credit investment amortization; an $11.8 million, or 36.4%, increase in leasing business expenses; an $11.7 million, or 4.0%, increase in salaries and employee benefits; a $4.2 million, or 41.9%, increase in professional services; and a $3.3 million, or 10.5%, increase in other noninterest expenses. Partially offsetting these increases was a $1.4 million, or 35.5%, decrease in state intangible taxes.

Tax credit investment amortization increased during the year due to an increase in tax credits realized during the period, while the increase in leasing business expense was a result of continued growth from Summit Funding Group. Higher salaries and employee benefits were driven by annual compensation adjustments, incentive compensation tied to fee income, and performance related incentives tied to the Company's financial results. Professional services increased primarily due to consulting expenses tied to the Company's ongoing optimization efforts. The increase in other noninterest expenses was driven by higher pension expense in 2024. The decline in state intangible taxes during the year was primarily due to the recognition of state tax credits during 2024.

2023 vs. 2022. Noninterest expenses increased $23.1 million, or 5.1%, to $478.5 million in 2023 compared to $455.3 million in 2022, primarily due to a $23.4 million, or 8.7%, increase in salaries and employee benefits, a $12.1 million, or 59.6%, increase in leasing business expenses, a $4.8 million, or 66.1%, increase in FDIC assessments, and a $2.2 million, or 6.5%, increase in data processing expenses. Partially offsetting these increases was a $22.5 million, or 94.6%, decrease in tax credit investment amortization.

Salaries and employee benefits in 2023 were driven higher by annual compensation adjustments, incentive compensation tied to fee income, and performance related incentives tied to the Company's financial results. Leasing business expense reflected continued growth from Summit during the year. FDIC assessment expense increased during 2023 due to higher assessment rates coupled with a one-time special assessment of $0.9 million, while data processing expenses increased as the Company continued to make strategic investments in technology, including its online banking platform. Partially offsetting these increases, tax credit investment amortization declined in 2023 due to elevated tax credits realized in 2022 that did not recur in 2023.

INCOME TAXES

2024 vs. 2023. First Financial's income tax expense in 2024 totaled $39.5 million compared to $62.7 million in 2023, resulting in effective tax rates of 14.7% and 19.7% for 2024 and 2023, respectively. The lower effective tax rate in 2024 was primarily related to tax credit activity during 2024, as well as a reduction of gross income.

2023 vs. 2022. First Financial's income tax expense in 2023 totaled $62.7 million, which compared to $24.1 million in 2022. This resulted in effective tax rates of 19.7% and 10.0% for 2023 and 2022, respectively. The higher effective tax rate in 2023 was primarily related to higher pre-tax income during the year as well as tax credit activity during 2022 that did not recur in 2023.

For further information on income taxes, see Note 16 – Income Taxes in the Notes to Consolidated Financial Statements.

INVESTMENTS

First Financial utilizes its investment portfolio as a source of liquidity and interest income, as well as a tool for managing the Company's interest rate risk profile. As such, the Company's primary investment strategy is to invest in debt securities with low credit risk, such as treasury and agency-backed residential MBS. The investment portfolio is also managed with consideration to prepayment, extension and maturity risk. First Financial invests primarily in MBS issued by U.S. government agencies and corporations, such as GNMA, FHLMC and FNMA, as these securities are considered to have a low credit risk and high liquidity profile due to government agency guarantees. Government and agency backed securities comprised 45.5% and 51.0% of First Financial's investment securities portfolio as of December 31, 2024 and 2023, respectively.

The Company also invests in certain securities whose realization is dependent on future principal and interest repayments. Prior to purchase, First Financial performs a detailed collateral and structural analysis on these securities and strategically invests in asset classes in which First Financial has expertise and experience, as well as a senior position in the capital structure. First Financial continuously monitors credit risk and geographic concentration risk in its evaluation of market opportunities that would enhance the overall performance of the portfolio. Securities not supported by government or agency guarantees represented 54.5% and 49.0% of First Financial's investment securities portfolio as of December 31, 2024 and 2023, respectively.

The other investments category in the Consolidated Balance Sheets consists primarily of First Financial's investments in FRB stock and FHLB stock.

2024 vs. 2023. First Financial's investment portfolio at December 31, 2024 totaled $3.3 billion, compared to $3.1 billion at December 31, 2023, and represented 17.6% of total assets at December 31, 2024. The $159.3 million, or 5.1%, increase in the investment portfolio during 2024 was primarily related to Company's strategic deployment of balance sheet liquidity resulting from an increase in deposits.

First Financial classified $3.2 billion, or 97.6%, and $3.0 billion, or 97.4%, of investment securities as AFS at December 31, 2024 and 2023, respectively. First Financial classified $77.0 million, or 2.4%, and $80.3 million, or 2.6%, of investment securities as HTM at December 31, 2024 and 2023, respectively.

First Financial recorded a $256.5 million unrealized after-tax loss on the investment portfolio at December 31, 2024 due to changes in the fair value of AFS securities resulting from higher interest rates. This unrealized after-tax loss position, which was reflected as an adjustment to equity in AOCI, improved $25.4 million in 2024 from a $282.0 million unrealized after-tax loss at December 31, 2023. The overall duration of the investment portfolio was 4.4 years as of December 31, 2024 and 4.6 years as of December 31, 2023. First Financial has avoided adding to its portfolio any particular securities that would materially increase credit risk or geographic concentration risk and the Company continuously monitors and considers these risks in its evaluation of current market opportunities that would enhance the overall performance of the portfolio.

During 2024, the Company recognized $22.6 million of losses on investment securities, compared to $1.1 million in 2023, which is included in noninterest income in Consolidated Statements of Income. The losses in 2024 included $9.7 million of impairment losses on two commercial mortgage backed securities where the underlying collateral consisted of skilled nursing facilities with credit deterioration, which the Company anticipates selling in the near term, as well as $13.2 million of losses from the repositioning of a small portion of the investment portfolio. The impairment losses were related to certain AFS securities in unrealized loss positions with credit deterioration where the Company determined that it no longer intends to hold the securities and, as such, these securities were written down to fair value, inclusive of credit and other fair value adjustments. These losses were partially offset by $2.2 million of gains recognized from the sale of the Company's remaining Class B Visa shares during 2024. Additionally, the Company had two AFS securities totaling $11.1 million that were in unrealized loss positions at December 31, 2024 due to credit deterioration. The unrealized losses on these two securities totaled $1.1 million. The Company is monitoring these securities and believes that the Company will receive the full par value of these securities.

Debt securities issued by the U.S. government and U.S. government agencies and corporations, including the FHLB, FHLMC, FNMA and the U.S. Export/Import Bank, were not meaningful as a percentage of the portfolio at either December 31, 2024 or December 31, 2023.

Investments in MBS securities, which include CMOs, represented 60.2% and 52.5% of First Financial's total investment portfolio at December 31, 2024 and 2023, respectively. MBS securities are participations in pools of loans secured by mortgages under which payments of principal and interest are passed through to the security holders. These securities are subject to prepayment risk, particularly during periods of declining interest rates, and extension risk during periods of rising interest rates. Prepayments of the underlying residential real estate loans may shorten the lives of the securities, thereby affecting yields to maturity and market values.

Tax-exempt securities of states, municipalities and other political subdivisions totaled $529.5 million as of December 31, 2024 and $660.7 million as of December 31, 2023, comprising 16.2% and 21.3% of the investment portfolio at December 31, 2024 and 2023, respectively. The securities are diversified to include states as well as issuing authorities within states, thereby decreasing geographic portfolio risk. First Financial continuously monitors the risk associated with this investment type and reviews underlying ratings for possible downgrades. First Financial does not own any state or other political subdivision securities that are currently impaired.

Asset-backed securities were $534.1 million, or 16.4% of the investment portfolio at December 31, 2024 and $560.2 million, or 18.1% of the investment portfolio at December 31, 2023. First Financial considers these investment securities to have lower credit risk and a high liquidity profile as a result of explicit guarantees on the collateral.

Other securities, consisting primarily of taxable securities of states, municipalities and other political subdivisions, in addition to debt securities issued by corporations, were $162.8 million, or 5.0% of the investment portfolio, at December 31, 2024 and $151.7 million, or 4.9% of the investment portfolio, at December 31, 2023.

Table 7 • Investment Securities as of December 31

	2024		2023	
(Dollars in thousands)	Amount	Percent of Portfolio	Amount	Percent of Portfolio
U.S. Treasuries	$ 90	N/M	$ 31,243	1.0 %
Securities of U.S. government agencies and corporations	71,678	2.2 %	69,780	2.2 %
Mortgage-backed securities-residential	998,542	30.6 %	661,048	21.3 %
Mortgage-backed securities-commercial	387,816	11.9 %	540,156	17.4 %
Collateralized mortgage obligations	576,172	17.7 %	426,618	13.8 %
Obligations of state and other political subdivisions	529,525	16.2 %	660,692	21.3 %
Asset-backed securities	534,103	16.4 %	560,248	18.1 %
Other securities	162,810	5.0 %	151,662	4.9 %
Total	$ 3,260,736	100.0 %	$ 3,101,447	100.0 %

First Financial held $730.2 million and $793.0 million of cash on deposit with the Federal Reserve and FHLB at December 31, 2024 and 2023, respectively. The Company continually monitors its liquidity position as part of its ERM framework, specifically through its asset/liability management process.

The Company had unrealized gains on equity securities of $0.3 million and $0.2 million recorded in noninterest income for the twelve months ended December 31, 2024 and 2023, respectively.

First Financial will continue to monitor loan and deposit demand, balance sheet composition, capital sensitivity and the interest rate environment as it manages investment strategies in future periods. See Note 4 – Investment Securities in the Notes to Consolidated Financial Statements for additional information on the Company's investment portfolio and Note 23 – Fair Value Disclosures for additional information on how First Financial determines the fair value of investment securities.

The estimated maturities and weighted-average yields of HTM and AFS investment securities as of December 31, 2024 are shown in Table 8 – Investment Securities. Tax-equivalent adjustments using a rate of 21% were included in calculating yields on tax-exempt obligations of state and other political subdivisions.

Table 8 • Investment Securities as of December 31, 2024

	Maturity [2]							
	Within one year		After one but within five years		After five but within ten years		After ten years	
(Dollars in thousands)	Amount	Yield[1]	Amount	Yield[1]	Amount	Yield[1]	Amount	Yield[1]
Held-to-Maturity								
Securities of other U.S. government agencies and corporations	$ 0	0.00 %	$ 0	0.00 %	$ 0	0.00 %	$ 0	0.00 %
Mortgage-backed securities-residential	0	0.00 %	0	0.00 %	0	0.00 %	0	0.00 %
Mortgage-backed securities-commercial	8,545	2.94 %	8,152	2.01 %	13,747	2.21 %	0	0.00 %
Collateralized mortgage obligations	3,955	2.64 %	0	0.00 %	3,052	2.93 %	0	0.00 %
Obligations of state and other political subdivisions	0	0.00 %	5,666	3.55 %	1,039	3.38 %	1,554	2.25 %
Other securities	0	0.00 %	0	0.00 %	31,250	5.03 %	0	0.00 %
Total	$ 12,500	2.85 %	$ 13,818	2.64 %	$ 49,088	4.08 %	$ 1,554	2.25 %
Available-for-Sale								
U.S. treasuries	$ 0	0.00 %	$ 90	1.39 %	$ 0	0.00 %	$ 0	0.00 %
Securities of other U.S. government agencies and corporations	0	0.00 %	0	0.00 %	71,678	1.75 %	0	0.00 %
Mortgage-backed securities-residential	245,375	2.35 %	70,597	3.49 %	526,655	4.00 %	155,915	3.95 %
Mortgage-backed securities-commercial	252,841	5.19 %	61,352	6.18 %	43,179	2.70 %	0	0.00 %
Collateralized mortgage obligations	131,583	2.69 %	125,071	3.83 %	204,252	3.85 %	108,259	5.20 %
Obligations of state and other political subdivisions	29,318	2.29 %	56,296	2.75 %	287,047	2.26 %	148,605	2.82 %
Asset-backed securities	177,579	3.17 %	253,870	6.10 %	60,107	5.70 %	42,547	5.97 %
Other securities	0	0.00 %	92,602	7.23 %	35,903	4.57 %	3,055	4.08 %
Total	$ 836,696	3.38 %	$ 659,878	5.22 %	$ 1,228,821	3.42 %	$ 458,381	3.98 %

(1) Tax equivalent basis was calculated using a 21% tax rate and yields were based on amortized cost.
(2) Maturity represents estimated life of investment securities

LENDING PRACTICES

First Financial remains dedicated to meeting the financial needs of individuals and businesses through its client-focused business model. The loan portfolio is comprised of a broad range of borrowers primarily located in the Ohio, Indiana, Kentucky and Illinois markets; however, the insurance premium finance, commercial finance and leasing lines of business serve a national client base.

First Financial's loan portfolio consists of commercial loan types, including C&I, lease financing (equipment leasing), construction real estate and commercial real estate, as well as consumer loan types, such as residential real estate, home equity, installment and credit card loans. First Financial's lending portfolios are managed to avoid the creation of inappropriate industry, geographic, or borrower concentration risk.

Credit Management. Subject to First Financial's credit policy and guidelines, credit underwriting and approval occur within the market and/or the centralized line of business originating the loan. First Financial has delegated a lending limit sufficient to address the majority of client requests in a timely manner to each market president and line of business manager. Loan requests for amounts greater than those limits require the approval of a designated credit officer or senior credit committee and may require additional approvals from the Chief Credit Officer, the Chief Executive Officer and the Board of Directors. This allows First Financial to manage the initial credit risk exposure through a standardized, strategic and disciplined approval process, but with an increasingly higher level of authority. Plans to purchase or sell a participation in a loan, or a group of loans, requires the approval of certain senior lending and administrative officers, and in some cases could include the Board of Directors.

Credit management practices are dependent on the type and nature of the loan. First Financial monitors all significant exposures on an ongoing basis. Commercial loans are assigned internal risk ratings reflecting the risk of loss inherent in the loan. These internal risk ratings are assigned upon initial approval of credit and are updated periodically thereafter. First Financial reviews and adjusts its risk ratings based on actual experience, which is the basis for determining an appropriate ACL. First Financial's commercial risk ratings of pass, special mention, substandard and doubtful are derived from standard regulatory rating definitions and facilitate the monitoring of credit quality across the commercial loan portfolio. For further information regarding these risk ratings, see Note 5 – Loans and Leases in the Notes to the Consolidated Financial Statements.

Commercial loans rated as special mention, substandard or doubtful are considered criticized, while loans rated as substandard or doubtful are considered classified. Commercial loans may be designated as criticized and/or classified based on individual borrower performance or industry and environmental factors. Criticized and classified loans are subject to more frequent internal reviews to assess the borrower's credit status and develop appropriate action plans.

Management considers classified loans to be the leading indicator of credit losses, and these loans are typically managed by the Special Assets Department. Special Assets is a commercial credit group whose primary focus is to handle the day-to-day management of commercial workouts, recoveries and problem loan resolutions. Special Assets ensures that First Financial has appropriate oversight, improved communication and timely resolution of issues throughout the loan portfolio. Additionally, the Credit Risk Management group within First Financial's Risk Management function provides independent, objective oversight and assessment of commercial credit quality and processes.

Consumer lending credit approvals are based upon the financial strength and payment history of the borrower, type of exposure and the transaction structure, among other factors. Consumer loans are generally smaller dollar amounts than other types of lending and are made to a large number of customers, providing diversification within the portfolio. Credit risk in the consumer loan portfolio is managed by loan type, and consumer loan asset quality indicators, including delinquency, are continuously monitored. The Credit Risk Management group performs product-level performance reviews and assesses credit quality and compliance with underwriting and loan administration guidelines across the consumer loan portfolio.

LOANS AND LEASES

2024 vs. 2023. Loans, excluding loans held for sale, totaled $11.8 billion at December 31, 2024, increasing $828.6 million, or 7.6%, compared to December 31, 2023.

C&I loans increased $314.6 million, or 9.0%, largely due to the Agile acquisition combined with the Company's strong origination efforts, and residential real estate loans increased $128.6 million, or 9.6%, as lower interest rates in the back half of 2024 increased demand. Construction real estate loans increased $214.6 million, or 38.0%; finance lease balances increased $123.2 million, or 26.0%; home equity loans increased $90.4 million, or 11.9%; and credit card balances increased $2.4 million, or 4.0%. Partially offsetting these increases, commercial real estate loans decreased $19.2 million, or 0.5%, and installment loans decreased $26.0 million, or 16.4%.

Average loan balances, including loans held for sale, were $11.4 billion for 2024, an increase of $866.6 million, or 8.2%, compared to 2023.

Table 9 – Loan Maturity/Rate Sensitivity indicates the contractual maturity of all loans outstanding at December 31, 2024 as well as their sensitivity to changes in interest rates.

For discussion of risks associated with the loan portfolio and First Financial's ACL, see the Asset Quality and Allowance for Credit Losses section included in Management's Discussion and Analysis.

Table 9 • Loan Maturity/Rate Sensitivity

(Dollars in thousands)	Within one year	After one but within five years	After five but within fifteen years	After fifteen years	Total
		December 31, 2024 Maturity			
Commercial & industrial	$ 1,070,713	$ 2,249,601	$ 494,175	$ 1,369	$ 3,815,858
Lease financing	147,968	422,683	27,394	0	598,045
Construction real estate	273,016	364,096	31,868	110,466	779,446
Commercial real estate	928,193	2,260,565	834,850	38,136	4,061,744
Residential real estate	38,797	149,386	463,362	810,739	1,462,284
Home equity	19,006	82,975	117,267	629,791	849,039
Installment	31,423	69,565	31,011	1,052	133,051
Credit card	0	0	0	62,311	62,311
Total	$ 2,509,116	$ 5,598,871	$ 1,999,927	$ 1,653,864	$ 11,761,778

(Dollars in thousands)	Within one year	After one but within five years	After five but within fifteen years	After fifteen years	Total
Fixed rate					
Commercial & industrial	$ 379,215	$ 500,898	$ 127,019	$ 0	$ 1,007,132
Lease financing	108,097	295,137	15,260	0	418,494
Construction real estate	77	1,372	115	66,660	68,224
Commercial real estate	78,107	294,640	162,663	1,263	536,673
Residential real estate	29,987	108,756	339,135	563,908	1,041,786
Home equity	10,441	41,711	68,520	44,388	165,060
Installment	29,770	67,412	8,224	1,014	106,420
Credit card	0	0	0	440	440
Total	$ 635,694	$ 1,309,926	$ 720,936	$ 677,673	$ 3,344,229
Variable rate					
Commercial & industrial	$ 691,498	$ 1,748,703	$ 367,156	$ 1,369	$ 2,808,726
Lease financing	39,871	127,546	12,134	0	179,551
Construction real estate	272,939	362,724	31,753	43,806	711,222
Commercial real estate	850,086	1,965,925	672,187	36,873	3,525,071
Residential real estate	8,810	40,630	124,227	246,831	420,498
Home equity	8,565	41,264	48,747	585,403	683,979
Installment	1,653	2,153	22,787	38	26,631
Credit card	0	0	0	61,871	61,871
Total	$ 1,873,422	$ 4,288,945	$ 1,278,991	$ 976,191	$ 8,417,549

In an effort to mitigate credit risk, First Financial routinely reviews its loan portfolio for various concentrations. These reviews consider the Bank's collateral position as well as exposure to a given industry sector. First Financial believes that the loan portfolio is sufficiently diversified to provide protection from deterioration in any particular industry or devaluation of a specific collateral type. Table 10 - C&I and Owner Occupied Loans by Sector and Table 11 - Investor CRE Loans by Property Type provide additional detail behind the Company's C&I and CRE loan portfolios as of December 31, 2024.

Table 10 • C&I and Owner Occupied CRE Loans by Sector [1]

(Dollars in thousands)	December 31, 2024	% of Total Loans
NAICS Sector		
Finance and Insurance	$ 1,247,223	10.6 %
Manufacturing	527,379	4.5 %
Accommodation and Food Services	351,418	3.0 %
Construction	298,191	2.5 %
Health Care and Social Assistance	284,507	2.4 %
Real Estate and Rental and Leasing	284,106	2.4 %
Professional, Scientific, and Technical Services	263,212	2.2 %
Retail Trade	240,912	2.0 %
Wholesale Trade	191,028	1.6 %
Agriculture, Forestry, Fishing and Hunting	156,832	1.3 %
Transportation and Warehousing	154,194	1.3 %
Other Services (except Public Administration)	146,170	1.2 %
Administrative and Support and Waste Management	138,212	1.2 %
Arts, Entertainment, and Recreation	79,887	0.7 %
Information	66,842	0.6 %
Public Administration	55,432	0.5 %
Other	298,322	2.5 %
Total	$ 4,783,867	40.7 %

[1] Excludes loan marks and loans in process

Table 11 • Investor CRE Loans by Property Type [1]

(Dollars in thousands)	December 31, 2024	% of Total Loans
Property Type		
Residential Multi Family 5+	$ 889,472	7.6 %
Retail Property	760,432	6.5 %
Office	405,528	3.4 %
Industrial	353,788	3.0 %
Hospital/Nursing Home	230,667	2.0 %
Hotel	203,412	1.7 %
Land	100,163	0.9 %
Residential 1-4 Family	73,586	0.6 %
Other	86,710	0.7 %
Total	$ 3,103,758	26.4 %

[1] Excludes loan marks and loans in process

Given the potential for stress related to commercial office space, First Financial performed targeted reviews of its exposure to this sector during 2024 and 2023. As of December 31, 2024, First Financial had $405.5 million of loans collateralized by non-owner occupied office space, which represents 3.4% of the total loan portfolio, compared to $462.4 million at December 31, 2023. The overall LTV of the portfolio at origination is strong, and 66.1% of the portfolio at December 31, 2024 is located in suburban locations. Additionally, the majority of the portfolio is secured by Class A and Class B assets with recourse to the sponsor. As of December 31, 2024, 93.6% of the office portfolio was pass rated, and there were three relationships totaling $26.0 million on nonaccrual status.

COMMITMENTS AND CONTINGENCIES

Off-balance sheet arrangements include commitments to extend credit and financial guarantees. Loan commitments are agreements to extend credit to a client absent any violation of any condition established in the commitment agreement. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.

First Financial had commitments outstanding to extend credit totaling $3.8 billion and $4.5 billion at December 31, 2024 and 2023, respectively. As of December 31, 2024, loan commitments with variable interest rates totaled $3.7 billion, while commitments with a fixed interest rate totaled $69.3 million. At December 31, 2023, commitments with variable interest rates totaled $4.4 billion, while loan commitments with a fixed interest rate totaled $108.2 million. The fixed rate loan commitments have interest rates ranging from 0% to 21% for both December 31, 2024 and 2023 and have maturities ranging from less than 1 year to 31.6 years at both December 31, 2024 and December 31, 2023.

Letters of credit are conditional commitments issued by First Financial to guarantee the performance of a client to a third party. First Financial's portfolio of letters of credit consists primarily of performance assurances made on behalf of clients who have a contractual commitment to produce or deliver goods or services. First Financial issued letters of credit aggregating $25.1 million and $34.9 million at December 31, 2024, and 2023, respectively. Management conducts regular reviews of these instruments on an individual client basis.

First Financial is a party in risk participation transactions of interest rate swaps, which had total notional amounts of $310.7 million and $341.7 million at December 31, 2024, and 2023, respectively.

First Financial is a limited partner in several tax-advantaged limited partnerships whose purpose is to invest in approved qualified affordable housing, renewable energy, or other renovation or community revitalization projects. These investments are included in Accrued interest and other assets in the Consolidated Balance Sheets, with any unfunded commitments included in Accrued interest and other liabilities in the Consolidated Balance Sheets. As of December 31, 2024, First Financial expects to recover its remaining investments through the use of the tax credits that are generated by the investments. First Financial had unfunded commitments related to tax credit investments of $79.8 million and $96.4 million at December 31, 2024 and 2023, respectively.

In the ordinary course of business, First Financial and its subsidiaries are parties to litigation, including claims to the ownership of funds in particular accounts, the collection of delinquent accounts, challenges to security interests in collateral, foreclosure interests that are incidental to our regular business activities and other matters. While the ultimate liability with respect to these litigation matters and claims cannot be determined at this time, First Financial believes that damages, if any, and other amounts relating to pending matters are not probable or cannot be reasonably estimated as of December 31, 2024. Reserves are established for these various matters of litigation, when appropriate, under FASB ASC Topic 450, Contingencies, based in part upon the advice of legal counsel. First Financial had no reserves related to litigation matters as of December 31, 2024 or December 31, 2023.

ASSET QUALITY AND ALLOWANCE FOR CREDIT LOSSES

Loans are classified as nonaccrual when, in the opinion of management, collection of principal or interest is doubtful or when principal or interest payments are 90 days or more past due. Generally, loans are classified as nonaccrual due to a borrower's continued failure to adhere to contractual payment terms, coupled with other pertinent factors. When a loan is classified as nonaccrual, the accrual of interest income is discontinued and previously accrued but unpaid interest is reversed.

As detailed in Note 2, the Company prospectively adopted ASU 2022-02 effective as of January 1, 2023. The new rule eliminated the accounting for TDRs while establishing a new standard for the treatment of modifications made to borrowers experiencing financial difficulties, defined by First Financial as FDMs. Effective with the adoption of the standard, the Company prospectively will not include FDMs in the calculation of nonperforming loans, nonperforming assets or classified

Management's Discussion and Analysis of Financial Condition and Results of Operations

assets. Prior period data, which included TDRs, has not been adjusted.

See Table 12 – Summary of the ACL and Selected Statistics for a summary of First Financial's nonaccrual loans and OREO, which collectively comprise nonperforming assets.

2024 vs. 2023. Nonaccrual loans as of December 31, 2024 were $66.0 million, or 56 bps of total loans. This represents a $0.2 million, or 0.3%, increase from $65.8 million as of December 31, 2023. Classified asset balances increased $83.1 million, or 58.9%, to $224.1 million at December 31, 2024 from $141.0 million at December 31, 2023. The increase was driven by a $45.0 million receivable from a customer, which is believed to be fully collateralized, that was recorded following the mutually agreed upon termination of a foreign exchange trade, as well as the downgrade of three CRE loans, one C&I loan and one construction loan.

Allowance for credit losses. The ACL is a reserve accumulated on the Consolidated Balance Sheets through the recognition of the provision for loan and lease losses. First Financial records provision expense in the Consolidated Statements of Income to maintain the ACL at a level considered sufficient to absorb expected credit losses for financial assets in the portfolio over their expected remaining lives with consideration given to current and forward-looking information.

The removal or reduction of the recorded values of loans and leases from the Consolidated Balance Sheets due to credit deterioration are referred to as charge-offs. First Financial's policy is to charge-off all or a portion of a loan when, in management's opinion, it is unlikely to collect the principal amount owed in full either through payments from the borrower or from the liquidation of collateral. All loans charged-off are subject to continuous review and concerted efforts are made to maximize any recovery. In most cases, the borrower's debt obligation is not canceled even though the balance may have been charged-off. Actual losses on loans and leases are charged against the ACL. Any subsequent recovery of a previously charged-off loan is credited back to the ACL.

Management estimates the allowance using relevant available information from both internal and external sources, relating to past events, current conditions and reasonable and supportable forecasts. Historical credit loss experience paired with economic forecasts provide the basis for the quantitatively modeled estimation of expected credit losses. First Financial adjusts its quantitative model, as necessary, to reflect conditions not already considered therein. These adjustments are commonly known as the Qualitative Framework. The evaluation of these factors is the responsibility of the ACL Committee, which is comprised of senior officers from the risk management, credit administration, finance and lending areas.

See Table 12 – Summary of the ACL and Selected Statistics for a summary of activity impacting the ACL and Table 13 – Allocation of the ACL for detail on its composition.

2024 vs. 2023. The total ACL, which includes both funded and unfunded reserves, was $173.7 million at December 31, 2024, which combined with 30 bps of net charge-offs to result in $47.7 million in total provision expense for the year. This compared to a total allowance of $159.9 million as of December 31, 2023 and $43.1 million of provision expense in 2023.

The Company utilized the Moody's December baseline forecast as its R&S forecast in the quantitative model at December 31, 2024. For reasonableness, the Company also considered the impact to the model from alternative, more adverse economic forecasts and alternative prepayment speeds. These alternative analyses were utilized to inform the Company's qualitative adjustments. Additionally, First Financial considered its credit exposure to certain industries believed to be at risk for future credit stress, such as franchise, hotel, office and investor commercial real estate lending, when making qualitative adjustments to the ACL model.

ACL - Loans and Leases. The ACL on loans and leases at December 31, 2024 was $156.8 million, which was a $15.4 million, or 10.9%, increase from $141.4 million at December 31, 2023. The ACL was 1.33% as a percentage of total loans as of December 31, 2024 and 1.29% at December 31, 2023. Provision expense on loans and leases increased $6.1 million, or 14.2%, to $49.2 million in 2024 from $43.1 million in 2023. The ACL increase in 2024 was driven by loan growth and slower prepayment speeds during the period.

Net charge-offs decreased $0.8 million, or 2.2%, to $33.9 million for 2024 compared to $34.6 million for 2023, while the ratio of net charge-offs as a percentage of average loans outstanding decreased to 30 bps in 2024 from 33 bps in 2023.

The ACL as a percentage of nonaccrual loans was 237.7% at December 31, 2024 and 215.1% at December 31, 2023. The increase in this ratio was attributed to the increase the ACL during the period outpacing the increase in nonaccrual loans.

Provision expense is a product of the Company's ACL model combined with net charge-off activity during the period. Provision expense increased $6.1 million during 2024 as the Company recorded $49.2 million of provision expense during the period compared to $43.1 million in 2023.

ACL - Unfunded Commitments. The ACL on unfunded commitments was $16.9 million as of December 31, 2024 and $18.4 million as of December 31, 2023. First Financial recorded $1.6 million of provision recapture on unfunded commitments for the year ended December 31, 2024 compared to insignificant provision expense for the same period of 2023.

For further discussion of First Financial's ACL, see Note 6 – Allowance for Credit Losses in the Notes to Consolidated Financial Statements.

Table 12 • Summary of the ACL and Selected Statistics

(Dollars in thousands)	2024	2023	2022
Transactions in the allowance for credit losses:			
Balance at January 1	$ 141,433	$ 132,977	$ 131,992
Provision for credit losses	49,211	43,074	6,731
Loans charged-off:			
Commercial & industrial	14,648	19,175	5,899
Lease financing	3,392	4,423	152
Construction real estate	0	0	0
Commercial real estate	10,633	8,723	3,667
Real estate-residential	143	39	224
Home equity	447	340	160
Installment	7,460	6,442	1,549
Credit card	2,586	1,173	907
Total loans charged-off	39,309	40,315	12,558
Recoveries of loans previously charged-off:			
Commercial & industrial	2,611	1,534	939
Lease financing	88	55	49
Construction real estate	0	0	0
Commercial real estate	219	2,523	4,304
Real estate-residential	106	247	174
Home equity	660	615	898
Installment	1,284	441	165
Credit card	488	282	283
Total recoveries	5,456	5,697	6,812
Net charge-offs	33,853	34,618	5,746
Balance at December 31	$ 156,791	$ 141,433	$ 132,977
Net charge-offs to average loans and leases			
Commercial & industrial	0.33 %	0.51 %	0.17 %
Lease financing	0.62 %	1.28 %	0.07 %
Construction real estate	0.00 %	0.00 %	0.00 %
Commercial real estate	0.25 %	0.15 %	(0.02)%
Real estate-residential	0.00 %	(0.02)%	0.01 %
Home equity	(0.03)%	(0.04)%	(0.10)%
Installment	4.19 %	3.42 %	0.87 %
Credit card	3.18 %	1.49 %	1.14 %
Total net charge-offs	0.30 %	0.33 %	0.06 %
Nonperforming assets			
Nonaccrual loans [1]	$ 65,973	$ 65,753	$ 28,623
Accruing troubled debt restructurings [2]	0	0	10,960
Total nonperforming loans [2]	65,973	65,753	39,583
Other real estate owned (OREO)	64	106	191
Total nonperforming assets [2]	66,037	65,859	39,774
Accruing loans past due 90 days or more	361	2,028	857
Total underperforming assets [2]	$ 66,398	$ 67,887	$ 40,631
Total classified assets [2]	$ 224,084	$ 140,995	$ 128,137
Credit quality ratios:			
As a percent of year-end loans, net of unearned income:			
Allowance for credit losses	1.33 %	1.29 %	1.29 %
Nonaccrual loans	0.56 %	0.60 %	0.28 %
Nonperforming loans [2]	0.56 %	0.60 %	0.38 %
Allowance for credit losses to nonaccrual loans	237.66 %	215.10 %	464.58 %
Allowance for credit losses to nonperforming loans	237.66 %	215.10 %	335.94 %

[1] Nonaccrual loans include nonaccrual TDRs of $10.0 million as of December 31, 2022. [2] Upon adoption of ASU 2022-02 as of January 1, 2023, the TDR model was eliminated. Prospectively, disclosures include modifications of loans to borrower experiencing financial difficulty (FDM). FDMs are excluded from nonperforming, underperforming and classified assets.

Table 13 • Allocation of the ACL

| | | December 31, | | | | | |
| | 2024 | | 2023 | | 2022 | | |
(Dollars in thousands)	Allowance	Percent of Loans to Total Loans	Allowance	Percent of Loans to Total Loans	Allowance	Percent of Loans to Total Loans
Balance at End of Period Applicable to:						
Commercial and industrial	$ 49,987	32.5 %	$ 44,319	32.0 %	$ 42,313	33.1 %
Lease financing	13,079	5.1 %	12,365	4.4 %	3,571	2.3 %
Real estate – construction	19,216	6.6 %	11,003	5.2 %	13,527	5.0 %
Real estate – commercial	35,721	34.5 %	34,903	37.3 %	41,106	39.3 %
Real estate – residential	17,822	12.4 %	18,088	12.2 %	12,684	10.6 %
Installment, home equity & credit card	20,966	8.9 %	20,755	8.9 %	19,776	9.7 %
Total	$ 156,791	100.0 %	$ 141,433	100.0 %	$ 132,977	100.0 %

DERIVATIVES

First Financial is authorized to use certain derivative instruments including interest rate caps, floors, swaps and foreign exchange contracts to meet the needs of its clients while managing interest rate risk associated with certain transactions. The Company does not use derivatives for speculative purposes.

First Financial primarily utilizes interest rate swaps, which generally involve the receipt by First Financial of floating rate amounts from swap counterparties in exchange for payments to these counterparties by First Financial of fixed rate amounts received from borrowers. This results in the Company's loan customers receiving fixed rate funding while providing First Financial with a floating rate asset.

In conjunction with participating interests in commercial loans, First Financial periodically enters into risk participation agreements with counterparties whereby First Financial assumes a portion of the credit exposure associated with an interest rate swap on the participated loan in exchange for a fee. Under these agreements, First Financial will make payments to the counterparty if the loan customer defaults on its obligation to perform under the interest rate swap contract with the counterparty.

First Financial enters into IRLCs and forward commitments for the future delivery of mortgage loans to third party investors, which are considered derivatives. When borrowers secure an IRLC with First Financial and the loan is intended to be sold, First Financial will enter into forward commitments for the future delivery of the loans to third party investors in order to hedge against the effect of changes in interest rates impacting IRLCs and loans held for sale.

First Financial enters into foreign exchange derivative contracts for the benefit of commercial customers to hedge their exposure to foreign currency fluctuations. Similar to the hedging of interest rate risk from interest rate derivative contracts, First Financial also enters into foreign exchange contracts with major financial institutions to economically hedge the exposure from client driven foreign exchange activity. The Company has risk limits and internal controls in place to help ensure excessive risk is not being taken in providing this service to customers.

First Financial enters into interest rate collars and floors, which are designated as cash flow hedges. These cash flow hedges are utilized to mitigate interest rate risk on variable-rate commercial loan pools. Changes in the fair value of cash flow hedges included in the assessment of hedge effectiveness are recorded in AOCI and reclassified from AOCI to current period earnings when the hedged item affects earnings.

The structure of the interest rate collars is such that First Financial pays the counterparty an incremental amount if the collar index exceeds the cap rate. Conversely, First Financial receives an incremental amount if the index is below the floor rate. No payments are required if the collar index is between the cap and floor rates.

The structure of First Financial's interest rate floors is such that First Financial receives an incremental amount if the index falls below the floor strike rate. No payments are required if the index remains above the floor strike rate.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The notional value of the Company's cash flow hedges was $1.0 billion both December 31, 2024 and December 31, 2023, with the $4.9 million change in the fair value recorded in AOCI in the Consolidated Balance Sheet at December 31, 2024 and $3.8 million at December 31, 2023. The maximum length of time over which the Company is hedging its exposure to the variability in future cash flows is 48 months as of December 31, 2024. It is estimated that $0.7 million will be reclassified from AOCI to interest income during the next 12 months.

See Note 13 – Derivatives in the Notes to Consolidated Financial Statements for additional information regarding First Financial's use of derivative instruments.

DEPOSITS

First Financial solicits deposits by offering commercial and consumer clients a wide variety of transaction and savings accounts, including checking, savings, money-market and time deposits of various maturities and rates.

2024 vs. 2023. First Financial's total deposits increased $968.3 million, or 7.2%, to $14.3 billion as of December 31, 2024 from $13.4 billion at December 31, 2023. This change was driven by a $617.5 million, or 14.3%, increase in savings deposits, a $433.9 million, or 16.0%, increase in time deposits and a $102.5 million, or 3.4%, increase in interest-bearing checking deposits. These changes were partially offset by a $185.6 million, or 5.6%, decrease in noninterest bearing deposits. Total non-time deposit balances were $11.2 billion as of December 31, 2024 and $10.6 billion as of December 31, 2023. The increase in total deposits was largely driven by increased demand for higher yielding deposit products, such as CDs and money market savings, as a result of increased interest rates.

Total average deposits for 2024 increased $883.2 million, or 6.9%, from 2023 as customers migrated to higher yielding deposit products. Average time deposits increased $624.3 million, or 26.0%, and average savings deposits increased $718.5 million, or 18.3%. These increases were partially offset by a $472.3 million, or 13.1%, decrease in average noninterest bearing deposits.

Uninsured deposit balances were $5.9 billion, or 41.0% of total deposits, as of December 31, 2024. The Company reviews uninsured deposits for concentration risk, and typically evaluates this risk by excluding public funds and intercompany deposits to arrive at an adjusted uninsured deposit amount. As such, excluding public funds and intercompany accounts, adjusted uninsured deposits were $3.7 billion, or 26.0% of total deposits, at December 31, 2024.

Table 14 – Uninsured Deposits-Maturities of Time Deposits Greater Than or Equal to $250,000 details the contractual maturity of certain deposits that are not FDIC insured. Time Deposits Greater Than or Equal to $250,000 represented 3.9% and 2.2% of total deposits outstanding at December 31, 2024 and December 31, 2023, respectively.

Table 14 • Uninsured Deposits-Maturities of Time Deposits Greater than or Equal to $250,000

(Dollars in thousands)	CDs	IRAs	Total
December 31, 2024			
Maturing in			
3 months or less	$ 168,863	$ 5,958	$ 174,821
3 months to 6 months	220,078	3,084	223,162
6 months to 12 months	122,570	1,078	123,648
over 12 months	31,735	643	32,378
Total	$ 543,246	$ 10,763	$ 554,009
December 31, 2023			
Maturing in			
3 months or less	53,542	969	$ 54,511
3 months to 6 months	85,206	2,971	88,177
6 months to 12 months	94,412	4,071	98,483
over 12 months	55,965	2,924	58,889
Total	$ 289,125	$ 10,935	$ 300,060

BORROWINGS

First Financial's short-term borrowings are utilized to manage the Company's normal liquidity needs. These borrowings include repurchase agreements utilized for corporate sweep accounts with cash management account agreements in place, as well as overnight advances from the FHLB. The Company's long-term borrowings consist of subordinated debt, FRB borrowings, FHLB long-term advances, repurchase agreements utilizing investment securities pledged as collateral and a capital loan from a municipality.

2024 vs. 2023. Borrowed funds were $1.1 billion as of December 31, 2024 compared to $1.3 billion as of December 31, 2023. Borrowings decreased during the period largely as a result of the increase in deposit balances.

Short-term borrowings decreased $182.4 million, or 19.4%, to $755.5 million at December 31, 2024, from $937.8 million at December 31, 2023. First Financial had $625.0 million of short-term borrowings from the FHLB at December 31, 2024 compared to $800.0 million at December 31, 2023. Short-term borrowings included no repurchase agreements as of December 31, 2024 or 2023. Additionally, Company had no federal funds purchased as of December 31, 2024 or 2023.

Total long-term debt was $347.5 million and $344.1 million at December 31, 2024 and 2023, respectively. Outstanding subordinated debt totaled $314.6 million and $314.2 million as of December 31, 2024 and 2023, respectively, and included unamortized valuation and debt issuance costs of $6.1 million and $6.9 million as of December 31, 2024 and 2023, respectively. Additionally, subordinated debt is treated as Tier 1 or Tier 2 capital for regulatory capital purposes until it is within five years of maturity, at which time its eligibility is reduced by 20% each year. First Financial has a $120.0 million of subordinated debt maturing in August 2025 which is no longer eligible as Tier 2 capital.

First Financial utilizes both short-term borrowings and long-term advances from the FHLB as wholesale funding sources. The Company had no FHLB long-term advances as of December 31, 2024 or 2023. First Financial's total remaining borrowing capacity from the FHLB was $1.0 billion at December 31, 2024. For ease of borrowing execution, First Financial utilizes a blanket collateral agreement with the FHLB. First Financial pledged $6.3 billion of certain eligible residential, commercial and agricultural real estate loans, home equity lines of credit and certain agency CMOs, municipals and CMBS securities as collateral for borrowings from the FHLB as of December 31, 2024.

See Note 12 – Borrowings in the Notes to Consolidated Financial Statements for additional information on First Financial's borrowings and regulatory capital treatment of subordinated debt.

LIQUIDITY

Liquidity management is the process by which First Financial manages the continuing flow of funds necessary to meet its financial commitments on a timely basis and at a reasonable cost. These funding commitments include withdrawals by depositors, credit commitments to borrowers, shareholder dividends, share repurchases, operating expenses and capital expenditures. Liquidity is derived primarily from deposit growth, principal and interest payments on loans and investment securities, maturing loans and investment securities and access to wholesale funding sources.

First Financial's most stable source of liability-funded liquidity for both long and short-term needs is deposit growth and retention of the core deposit base. In addition to core deposit funding, First Financial also utilizes a variety of other short and long-term funding sources, which include subordinated notes, longer-term advances from the FRB and FHLB and its short-term line of credit. For further information regarding the Company's liability-funded liquidity, see Note 11 - Deposits and Note 12 - Borrowings.

Both First Financial and the Bank received investment grade credit ratings from Kroll Bond Rating Agency, Inc., an independent rating agency. These credit ratings impact the cost and availability of financing to First Financial, and a downgrade to these credit ratings could affect First Financial's or the Bank's abilities to access the credit markets and potentially increase borrowing costs, negatively impacting financial condition and liquidity. Key factors in maintaining high credit ratings include consistent and diverse earnings, strong credit quality and capital ratios, diverse funding sources and disciplined liquidity monitoring procedures. The ratings of First Financial and the Bank at December 31, 2024 were as follows:

Table 15 • Credit Ratings

	First Financial Bancorp	First Financial Bank
Senior Unsecured Debt	BBB+	A-
Subordinated Debt	BBB	BBB+
Short-Term Debt	K2	K2
Deposit	N/A	A-
Short-Term Deposit	N/A	K2

First Financial's principal source of asset-funded liquidity is marketable investment securities, particularly those of shorter maturities. AFS securities were 97.6% and 97.4% of the total investment portfolio as of December 31, 2024 and 2023, respectively. The market value of investment securities classified as AFS totaled $3.2 billion and $3.0 billion at December 31, 2024 and 2023, respectively. As of December 31, 2024, $755.3 million of AFS securities were unpledged and there were $892.8 million of securities available to be sold at breakeven. Additionally, $467.5 million of AFS securities have floating rates and could be sold with minimal losses at December 31, 2024.

HTM securities that are maturing within a short period of time can be an additional source of liquidity. As of December 31, 2024 and 2023, the Company had no HTM securities maturing within one year.

In total, First Financial expects $630.5 million of cash flows from its investment portfolio in the next 12 months.

Other sources of liquidity include interest-bearing deposits with other banks. At December 31, 2024, these balances totaled $730.2 million. Additionally, First Financial had unused and available overnight wholesale funding sources of $5.4 billion, or 29.1% of total assets, to satisfy the liquidity needs of the Company.

First Financial has a $40.0 million short-term credit facility with an unaffiliated bank that matures in December 2025. This facility has a variable interest rate and provides First Financial additional liquidity, if needed, for various corporate activities including the repurchase of First Financial common stock and the payment of dividends to shareholders. As of both December 31, 2024 and 2023, First Financial had no outstanding balance. The credit agreement requires First Financial to comply with certain covenants including those related to asset quality and capital levels, and First Financial was in compliance with all covenants associated with this facility as of December 31, 2024 and 2023. This credit facility also required First Financial to pledge as collateral the Bank's common stock where the lender is granted a security interest in this collateral.

Certain restrictions exist regarding the Bank's ability to transfer funds to First Financial in the form of cash dividends, loans, other assets or advances and the approval of the Bank's primary federal regulator is required to pay dividends in excess of regulatory limitations. Dividends paid to First Financial from the Bank totaled $200.0 million, $160.0 million and $170.0 million for 2024, 2023 and 2022, respectively. As of December 31, 2024, the Bank had retained earnings of $978.7 million, of which $255.9 million was available for distribution to First Financial without prior regulatory approval. As an additional source of liquidity, First Financial had $214.5 million in cash at the parent company as of December 31, 2024.

Share repurchases may also impact First Financial's liquidity. For further information regarding share repurchases, see the Capital section that follows.

Capital expenditures were $21.1 million for 2024, $24.1 million for 2023 and $13.8 million for 2022. Material commitments for capital expenditures as of December 31, 2024 were $30.4 million. Management believes that sufficient liquidity exists to fund its future capital expenditure commitments.

Management is not aware of any other trends, events or regulatory requirements that, if implemented, are likely to have a material effect on First Financial's liquidity. For a discussion of liquidity risk management, please see the Market Risk section that follows.

CAPITAL

Risk-Based Capital. First Financial and its subsidiary, First Financial Bank, are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations involve quantitative measures of assets, liabilities and certain off-balance sheet items calculated under regulatory guidelines. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet minimum capital requirements can initiate regulatory action.

The Board of Governors of the Federal Reserve System approved Basel III in order to strengthen the regulatory capital framework for all banking organizations, subject to a phase-in period for certain provisions. Basel III established and defined quantitative measures to ensure capital adequacy. These measures require First Financial to maintain minimum amounts and ratios of Common equity Tier 1 capital, Total and Tier 1 capital to risk-weighted assets and Tier 1 capital to average assets (Leverage ratio).

Basel III includes a minimum ratio of Common equity Tier 1 capital to risk-weighted assets of 7.0% and includes a fully phased-in capital conservation buffer of 2.5% of risk-weighted assets. Further, the minimum ratio of Tier 1 capital to risk-weighted assets is 8.5% and all banks are subject to a 4.0% minimum leverage ratio, while the minimum required Total risk-based capital ratio is 10.5%. Failure to maintain the required Common equity Tier 1 capital will result in potential restrictions on a bank's ability to pay dividends, repurchase stock and pay discretionary compensation to its employees. The capital requirements also provide strict eligibility criteria for regulatory capital instruments and change the method for calculating risk-weighted assets in an effort to better identify riskier assets, such as highly volatile commercial real estate and nonaccrual loans.

First Financial's Tier 1 capital increased to 12.48% at December 31, 2024 compared to 12.06% at December 31, 2023, while the total capital ratio increased to 14.64% from 14.26% during the same period. The leverage ratio increased to 9.98% at December 31, 2024, compared to 9.70% at December 31, 2023. Likewise, the Company's tangible common equity ratio increased to 7.73% at December 31, 2024 from 7.17% at December 31, 2023. These increases are primarily a result of the Company's strong earnings and improvement in AOCI due to fewer unrealized losses on the investment securities portfolio during the year.

As of December 31, 2024, First Financial met all capital adequacy requirements to which it was subject. At December 31, 2024 and 2023, regulatory notifications categorized First Financial Bank as well-capitalized under the regulatory framework for prompt corrective action. There have been no conditions or events that management believes has changed the Company's capital categorization.

For further detail on First Financial's capital ratios at December 31, 2024, see Note 20 – Capital in the Notes to Consolidated Financial Statements.

Table 16 • Capital Adequacy

	December 31,	
(Dollars in thousands)	2024	2023
Consolidated capital calculations		
Common stock	$ 1,642,055	$ 1,638,972
Retained earnings	1,276,329	1,136,718
Accumulated other comprehensive loss	(289,799)	(309,819)
Treasury stock, at cost	(190,544)	(197,897)
Total shareholders' equity	2,438,041	2,267,974
Common equity tier 1 capital adjustments		
Goodwill and other intangibles	(1,086,947)	(1,089,817)
Total tangible equity	$ 1,351,094	$ 1,178,157
Total assets	$18,570,261	$17,532,900
Goodwill and other intangibles	(1,086,947)	(1,089,817)
Total tangible assets	$17,483,314	$16,443,083
Common tier 1 capital	$ 1,709,422	$ 1,568,815
Tier 1 capital	1,754,584	1,613,480
Total capital	2,057,877	1,907,441
Total risk-weighted assets	14,059,215	13,374,177
Average assets [1]	17,574,235	16,628,122
Regulatory capital		
Common tier 1 ratio	12.16 %	11.73 %
Tier 1 ratio	12.48 %	12.06 %
Total capital ratio	14.64 %	14.26 %
Leverage ratio	9.98 %	9.70 %
Other capital ratios		
Total shareholders' equity to ending assets	13.13 %	12.94 %
Total tangible shareholders' equity to ending tangible assets	7.73 %	7.17 %
Total tangible shareholders' equity to risk-weighted assets	9.61 %	8.81 %

[1] For purposes of calculating the Leverage ratio, certain intangible assets are excluded from average assets.

First Financial generally seeks to balance the return of earnings to shareholders through shareholder dividends and share repurchases with capital retention in order to maintain adequate levels of capital and support the Company's growth plans.

Shareholder Dividends. First Financial's dividend payout ratio, or total dividends paid divided by net income available to common shareholders, was 38.8%, 33.8% and 39.5% for the years 2024, 2023 and 2022, respectively. The dividend payout ratio is continually reviewed by management and the Board of Directors for consistency with First Financial's overall capital planning activities and compliance with applicable regulatory limitations. In January 2025, the Board of Directors authorized a dividend of $0.24 per common share, payable on March 17, 2025 to all shareholders of record as of March 3, 2025.

Share Repurchases. Effective January 2024, First Financial's Board of Directors approved a new stock repurchase plan (the 2024 Repurchase Plan), replacing the 2022 Repurchase Plan which expired in December of 2023. The 2024 Repurchase Plan continues for two years and authorizes the purchase of up to 5,000,000 shares of the Company's common stock and will expire in December 2025. First Financial did not purchase any shares under the 2024 Repurchase Plan during 2024 or under the 2022 Repurchase Plan during 2023 or 2022.

Shareholders' Equity. Total shareholders' equity at December 31, 2024 and December 31, 2023 was $2.4 billion and $2.3 billion, respectively. The increase in total equity compared to the prior year was primarily due to an increase in retained earnings during the year, which was the result of the Company's strong earnings.

For further detail, see the Consolidated Statements of Changes in Shareholders' Equity.

PENSION PLAN

First Financial sponsors a non-contributory defined-benefit pension plan covering substantially all employees. The significant assumptions used in the valuation and accounting for the pension plan include the discount rate, expected return on plan assets and the rate of employee compensation increase. The discount rate was 5.69% and 5.18% as of December 31, 2024 and 2023, respectively. The discount rate assumption was determined based on highly rated corporate bonds, weighted to adjust for their relative size, projected plan cash flows using the annuity substitution method as well as comparisons to external industry surveys. The expected return on plan assets was 7.25% for both 2024 and 2023, and was based on the composition of plan assets, actual returns, economic forecasts and economic trends. The assumed rate of compensation increase was 3.50% and was compared to historical increases for plan participants for reasonableness.

Presented below is the estimated impact on First Financial's projected benefit obligation and pension expense as of December 31, 2024, assuming shifts in the significant assumptions:

Table 17 • Rate Change Impact on Pension Parameters

	Discount rate		Expected return on plan assets		Rate of compensation increase	
(Dollars in thousands)	-100 BP	+100 BP	-100 BP	+100 BP	-100 BP	+100 BP
Change in Projected Benefit Obligation	$ 2,662	$ (2,152)	N/A	N/A	$ (175)	$ 331
Change in Pension Expense	(492)	597	$ 1,456	$ (1,456)	(37)	132

Based upon the plan's current funding status and updated actuarial projections for 2024, First Financial recorded expense related to its pension plan of $6.1 million for 2024, $3.5 million for 2023 and $2.0 million for 2022. First Financial will make contributions to the plan if plan assets do not meet or exceed ERISA's minimum funding standards. Given the plan's over-funded status, First Financial made no cash contributions to fund the pension plan in 2024, 2023 or 2022 nor does it expect to make a cash contribution in 2025.

See Note 17 – Employee Benefit Plans in the Notes to Consolidated Financial Statements for additional information on First Financial's pension plan.

ENTERPRISE RISK MANAGEMENT

First Financial considers risk to be any issue that could have an adverse impact on the Company's capital or earnings, or negatively impact the Company's ability to meet its objectives. First Financial manages risks through a structured ERM approach that routinely assesses the overall level of risk, identifies specific risks and evaluates the steps being taken to mitigate those risks. First Financial continues to enhance its risk management capabilities and has, over time, embedded risk awareness into the Company's culture. ERM allows First Financial to align a variety of risk management activities within the Company into a cohesive, enterprise-wide approach and focus on process-level risk management activities and strategic objectives within the risk management culture. Additionally, ERM allows the Company to deliberately develop risk responses and evaluate the effectiveness of mitigation compared to established thresholds for risk appetite and tolerance, in addition to facilitating the consideration of significant organizational changes and consolidation of information through a common process for management and the Board of Directors.

First Financial has identified eleven types of risk that it monitors in its ERM framework. These risks include financial, credit, liquidity, capital, market (including interest rate and capital markets), regulatory compliance and legal, strategic, reputation, operational, information technology, and cybersecurity.

First Financial uses a robust regulatory risk framework as one of the foundational components of its ERM framework. This allows for a common categorization across the Company and provides a consistent and complete risk framework that can be summarized and assessed enterprise-wide. Additionally, the risk framework utilized is consistent with that used by the Company's regulators, which results in additional feedback on First Financial's ability to assess and measure risk across the organization as well as the ability for management and the Board of Directors to identify and understand differences in assessed risk profiles. ERM helps ensure that First Financial continues to identify and adequately address risks that emerge from a combination of new customers, products and associates, changing markets, new lines of business and processes and new or evolving systems.

The goals of First Financial's ERM framework are to:

- focus on the Company at both the enterprise and line of business levels;
- align the Company's risk appetite with its strategic, operational, compliance and reporting objectives;
- enhance risk response decisions;
- reduce operational deficiencies and possible losses;
- identify and manage interrelated risks;
- provide integrated responses to multiple risks;
- improve the deployment and allocation of capital; and
- improve overall business performance.

Specific enterprise-level objectives include:

- creating a holistic view of risk in which risk is comprehensively considered, consistently communicated and documented in decision making;
- centralizing the oversight of risk management activities;
- defining the risks that will be addressed by the enterprise and each functional area or business unit to create an awareness of risks affecting the Company;
- establishing and maintaining systems and mechanisms to identify, assess, monitor and measure risks that may impact First Financial's ability to achieve its business objectives;
- creating a process which ensures that, for all new lines of business and new product decisions, management evaluates the expertise needed and assesses the risks involved;
- establishing and maintaining systems and mechanisms to monitor risk responses;
- developing risk occurrence information systems to provide early warning of events or situations that create risk for the Company;
- maintaining a compliance culture and framework that ensures adherence to laws, rules and regulations, fair treatment and privacy of customers and prevention of money laundering and terrorist financing;
- implementing and reviewing risk measurement techniques that management may use to establish the Company's risk tolerance, assess risk likelihood and impact, main effective controls and analyze risk and control monitoring processes; and
- establishing appropriate management reporting systems regarding the enterprise-wide risk exposures and allocation of capital.

Line of business-level objectives focus on why and where the particular business or business unit risk exists; how the business unit's management of its risks affects the Company's strategy, earnings, reputation and other key success factors; whether the line of business objectives are aligned with enterprise objectives; how effective internal procedures are integral to successful business operations; and whether internal controls and their maintenance are reliable.

Board of Directors and Board Risk & Compliance Committees. First Financial's Board of Directors is responsible for understanding the Company's compliance and risk management objectives and risk tolerance, and as such, board oversight of the Company's compliance and risk management activities is a key component to an effective risk management process. The Board's oversight responsibilities include:

- establishing and guiding the Company's strategic direction and tolerance for risk, including the determination of the aggregate risk appetite and identifying the senior managers who have the responsibility for managing risk;
- monitoring the Company's performance and overall risk profile, ensuring that the level of risk is maintained at prudent levels and is supported by adequate capital;
- ensuring that the Company implements sound fundamental principles that facilitate the identification, measurement, monitoring and control of risk;
- ensuring that adequate resources are dedicated to compliance and risk management; and
- confirming that awareness of risk management activities is evident throughout the organization.

The Board of Directors has defined broad risk tolerance levels, or limits, to guide management in the decision-making process, and is responsible for establishing information and communication requirements to ensure that risk management activities remain within these tolerance limits. The Risk and Compliance Committee, a standing committee of the Board of Directors, is responsible for carrying out the Board's responsibilities in this regard. Other standing committees of the Board (Audit, Compensation, Corporate Governance and Nominating, and Capital Markets) oversee particular areas of risk governance assigned specifically to them.

Risk Committees. The ERM program utilizes multiple cross-functional management committees as its primary assessment and communication mechanism for identified risks. These committees include:

- Board Enterprise Risk & Compliance
- Enterprise Risk Management
- Credit
- Compliance
- CRA & Fair Banking
- Human Resources
- Vendor Management
- Operational Risk
- Cybersecurity
- Information Technology
- Balance Sheet Strategy / ALCO
- Allowance for Credit Loss
- Sarbanes Oxley

Committee chairs play key roles in the execution of risk management activities throughout the enterprise and are responsible for continuous updates and communication among committee members in conjunction with the risk management department regarding changes to risk profiles, changes to risk assessments and the emergence of new risks that could impact the Company.

Executive and Senior Management. Members of executive and senior management are responsible for communicating risk appetite, managing risk activities that align with business strategy and delegating risk authority and tolerance to the responsible risk owners.

Management is responsible for identifying which processes and activities are critical to achieving the Company's business objectives and aligning those within approved tolerance levels. Management then delegates responsibility, authority and accountability to the appropriate risk owners who are responsible for ensuring that the respective processes and day-to-day activities are designed and implemented to manage the related risks within those delegated tolerance levels. Management not only analyzes and monitors risk management performance with key risk indicator and key performance indicator dashboards, but also embeds risk appetite-related goals in performance objectives and compensation awards.

Chief Administrative Officer. The Chief Administrative Officer (CAO) provides executive leadership to various critical administrative functions. The CAO's responsibilities include oversight of the Risk Management, Compliance, Legal, Human Resources, Information Security, and Community Development departments. The CAO is responsible for ensuring regulatory compliance, implementing robust internal controls, and fostering a culture of adherence to policies and procedures. Additionally, the CAO works with senior executives to develop strategic initiatives aimed at enhancing risk mitigation strategies, helping our communities thrive, corporate responsibility and promoting the bank's overall stability and growth.

Chief Risk Officer. The Chief Risk Officer is responsible for the oversight of the Company's ERM processes. The Chief Risk Officer may appoint other officers or establish other management committees as required for effective risk management and governance, including risk identification and assessment, risk measurement, risk monitoring, risk control or mitigation and risk reporting and assurance. The Chief Risk Officer is also responsible for the maintenance of procedures, methodologies and guidelines considered necessary to administer the ERM program.

Chief Compliance Officer. The Chief Compliance Officer is responsible for the oversight of the Company's compliance management function, which includes Bank Secrecy Act/Anti-Money Laundering and all other regulatory compliance. The Chief Compliance Officer is authorized to implement all necessary actions to ensure achievement of the objectives of an effective compliance program and may appoint other officers or establish other management committees as required for effective compliance management. The Chief Compliance Officer reviews and evaluates compliance issues and concerns and is responsible for monitoring and reporting results of the compliance efforts in addition to providing guidance to the Board of Directors and senior management team on matters relating to compliance.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Internal Audit. Internal Audit is responsible for planning audit activities to periodically reassess the design and operation of key risk management processes and to make periodic evaluations of the ongoing accuracy and effectiveness of the communications from risk owners to senior management and from senior management to the Board of Directors.

Risk Assessment Process. The periodic assessment of risks is a key component of a sound ERM program. Managers, business line leaders and executives are responsible for developing the risk and control assessment for their individual departments, business lines and subsidiaries. The Chief Risk Officer, management and the board risk and compliance committees are responsible for ensuring that risk is viewed and analyzed from an enterprise-level global perspective. Furthermore, interrelated risks are considered, assessing how a single risk or event may create multiple risks.

Risk management programs, in each functional component and in aggregate, are designed to accomplish the following:

- identify risks and their respective owners;
- link identified risks and their mitigation to the Company's strategic objectives;
- utilize risk and control assessments that evaluate both inherent risks and their associated likelihood of occurrence and consequences, as well as the associated controls employed and their effectiveness in reducing risk; the risks and their associated likelihood of occurrence and consequences;
- encourage employees in all units to develop a working understanding of upstream and downstream activities;
- develop strategies to manage risk, such as avoiding the risk; reducing the negative effect of the risk; transferring the risk to another party; and/or accepting some or all of the consequences of a particular risk;
- prioritize the risk issues with regard to the current residual risk status and trend;
- provide reports to management and risk owners that will assist them in implementing appropriate risk management processes;
- assist management in assessing the alternatives for managing risks;
- assist management in the development of risk management plans; and
- track risk management/mitigation efforts.

Monitoring and Reporting. The Board of Directors oversees risk reporting and monitoring through the board risk and compliance committee, which meets at least quarterly.

Management continually reviews any risk identified as key, as well as the appropriateness of established tolerance limits and the actions considered as necessary to mitigate key risks. As circumstances warrant, management provides recommendations to the board risk and compliance committee related to changes or adjustments to key risks or tolerance limits.

First Financial believes that communication is fundamental to successful risk management and productive reporting and communication between the risk management department, management and the Board of Directors is required for collaborative and effective risk management.

CREDIT RISK

Credit risk represents the risk of loss due to failure of a customer or counterparty to meet its financial obligations in accordance with contractual terms. First Financial manages credit risk through its underwriting and ongoing administration practices, periodically reviewing and approving its credit exposures using credit policies and guidelines approved by the Board of Directors.

MARKET RISK

Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to changes in interest rates, foreign exchange rates and equity prices. The primary sources of market risk for First Financial are interest rate risk and liquidity risk.

Interest rate risk. Interest rate risk is the risk to earnings and the value of the Company's equity arising from changes in market interest rates. Interest rate risk arises in the normal course of business to the extent that there is a divergence between the amount of interest-earning assets and the amount of interest-bearing liabilities that are prepaid, withdrawn, re-priced or mature in specified periods. First Financial seeks to achieve consistent growth in net interest income and equity while managing volatility from shifts in market interest rates, while operating within acceptable limits established for interest rate risk and maintaining adequate levels of funding and liquidity.

Potential cash flows, sales, or replacement value of many of our assets and liabilities, especially those that earn or pay interest, are sensitive to changes in the general level of interest rates. This interest rate risk arises primarily from our normal business activities of gathering deposits and extending loans. Many factors affect our exposure to changes in interest rates, such as general economic and financial conditions, client preferences, historical pricing relationships, and re-pricing characteristics of financial instruments. Our earnings can also be affected by the monetary and fiscal policies of the U.S. Government and its agencies, particularly the Federal Reserve.

In managing interest rate risk, the Company establishes guidelines and strategies for asset and liability management, including measurement of short and long-term sensitivities to changes in interest rates, through our internal Balance Sheet Strategies and ALCO, which is comprised of senior officers from the treasury, risk management, credit administration, finance and lending areas. These guidelines and strategies are also reviewed with the Capital Markets Committee of our Board of Directors.

First Financial monitors its interest rate risk position using income simulation models and EVE sensitivity analyses that capture both short-term and long-term interest rate risk exposure. Income simulation involves forecasting NII under a variety of interest rate scenarios. EVE is calculated by discounting the cash flows for all balance sheet instruments under different interest rate scenarios. First Financial uses EVE sensitivity analysis to understand the impact of changes in interest rates on long-term cash flows, income and capital. For both NII and EVE modeling, First Financial leverages instantaneous parallel shocks to evaluate interest rate risk exposure across rising and falling rate scenarios. Additional scenarios evaluated include various non-parallel yield curve twists.

First Financial's interest rate risk models are based on the contractual and assumed cash flows and repricing characteristics for the Company's assets, liabilities and off-balance sheet exposure. A number of assumptions are also incorporated into the interest rate risk models, including prepayment behaviors and repricing spreads for assets in addition to attrition and repricing rates for liabilities. Assumptions are primarily derived from behavior studies of the Company's historical client base and are continually refined. Modeling the sensitivity of NII and EVE to changes in market interest rates is highly dependent on the assumptions incorporated into the modeling process.

Non-maturity deposit modeling is particularly dependent on the assumption for repricing sensitivity known as a beta. Beta is the amount by which First Financial's interest bearing non-maturity deposit rates will increase when short-term interest rates rise. The Company utilized a weighted average deposit beta of 45% in its interest rate risk modeling as of December 31, 2024. First Financial also includes an assumption for the migration of non-maturity deposit balances into CDs for all upward rate scenarios beginning with the +100 bps scenario, thereby increasing deposit costs and reducing asset sensitivity.

Presented below is the estimated impact on First Financial's NII and EVE as of December 31, 2024, assuming immediate, parallel shifts in interest rates:

Table 18 • Rate Change Impact on NII and EVE

	% Change from base case for immediate parallel changes in rates		
	-100 bps	+100 bps	+200 bps
NII - Year 1	(4.94)%	3.18%	4.79%
NII - Year 2	(5.38)%	3.56%	4.94%
EVE	(1.29)%	0.78%	0.77%

"Risk-neutral" refers to the absence of a strong bias toward either asset or liability sensitivity. *"Asset sensitivity"* is when a company's interest-earning assets reprice more quickly or in greater quantities than interest-bearing liabilities. Conversely, *"liability sensitivity"* is when a company's interest-bearing liabilities reprice more quickly or in greater quantities than interest-earning assets. In a rising interest rate environment, asset sensitivity results in higher net interest income while liability sensitivity results in lower net interest income. In a declining interest rate environment, asset sensitivity results in lower net interest income while liability sensitivity results in higher net interest income.

The projected results for NII and EVE reflect an asset sensitive position. Deposit balances have migrated toward more rate sensitive product segments over the last several quarters, moderating the asset sensitivity of the balance sheet. Variances in the sensitivity between the down and up rate scenarios are driven by an assumed compositional shift in the funding makeup in the up rate scenarios. First Financial continues to manage its balance sheet with a bias toward modest asset sensitivity while simultaneously balancing the potential earnings impact of this strategy.

Management's Discussion and Analysis of Financial Condition and Results of Operations

First Financial continually evaluates the sensitivity of its interest rate risk position to modeling assumptions. The following table reflects First Financial's estimated NII sensitivity profile as of December 31, 2024 assuming a 25% increase and a 25% reduction to the beta assumption on managed rate deposit products:

Table 19 • Estimated Interest Sensitivity on NII

	Beta sensitivity (% change from base)			
	+100 BP		+200 BP	
	Beta 25% lower	Beta 25% higher	Beta 25% lower	Beta 25% higher
NII-Year 1	4.52 %	1.83 %	6.09 %	3.49 %
NII-Year 2	4.85 %	2.28 %	6.18 %	3.70 %

See the Net Interest Income section of Management's Discussion and Analysis for further discussion.

Table 20 – Market Risk Disclosure projects the principal maturities and yields of First Financial's interest-bearing financial instruments at December 31, 2024 for the next five years and thereafter, as well as the fair value of the instruments. For loans, securities and liabilities with contractual maturities, the table presents principal cash flows and related weighted-average interest rates by contractual maturities. For investment securities, including MBS and CMO, principal cash flows are based on estimated average lives. For loan instruments without contractual maturities, such as credit card loans, principal payments are allocated based on historical payment activity trends. Maturities for interest-bearing liability accounts with no contractual maturity dates are estimated according to historical experience of cash flows and current expectations of client behaviors when calculating fair value, but are included in the maturing in one year or less category as they can be withdrawn on demand.

Table 20 • Market Risk Disclosure

			Principal Amount Maturing In					Fair Value December 31,
(Dollars in thousands)	2025	2026	2027	2028	2029	Thereafter	Total	2024
Rate sensitive assets								
Fixed interest rate loans [1]	$ 644,241	$ 394,893	$383,269	$ 277,479	$253,783	$1,357,321	$3,310,986	$ 3,171,559
Average interest rate	6.76 %	6.06 %	6.02 %	6.25 %	6.04 %	4.68 %	5.62 %	
Variable interest rate loans [1]	$1,874,768	$1,387,960	$1,226,281	$ 873,067	$ 863,503	$2,081,603	$8,307,182	$ 8,259,563
Average interest rate	7.20 %	7.04 %	7.05 %	7.12 %	7.53 %	6.92 %	7.10 %	
Fixed interest rate securities	$ 697,573	$ 90,799	$ 86,448	$ 104,407	$122,416	$1,565,606	$2,667,249	$ 2,661,710
Average interest rate	2.70 %	6.37 %	5.28 %	2.73 %	3.66 %	3.43 %	3.36 %	
Variable interest rate securities	$ 151,622	$ 29,478	$119,879	$ 49,795	$ 70,474	$ 172,239	$ 593,487	$ 591,055
Average interest rate	6.71 %	6.70 %	6.44 %	6.32 %	6.67 %	5.19 %	6.20 %	
Other earning assets	$ 730,228	$ 0	$ 0	$ 0	$ 0	$ 0	$ 730,228	$ 730,228
Average interest rate	4.40 %	0.00 %	0.00 %	0.00 %	0.00 %	0.00 %	4.40 %	
Rate sensitive liabilities								
Noninterest-bearing checking [2]	$3,132,381	$ 0	$ 0	$ 0	$ 0	$ 0	$3,132,381	$ 3,132,381
Savings and interest-bearing checking [2]	$8,044,492	$ 0	$ 0	$ 0	$ 0	$ 0	$8,044,492	$ 8,044,492
Average interest rate	2.34 %	0.00 %	0.00 %	0.00 %	0.00 %	0.00 %	2.34 %	
Time deposits	$3,054,731	$ 71,468	$ 13,786	$ 8,008	$ 4,272	$ 0	$3,152,265	$ 3,145,942
Average interest rate	4.40 %	2.06 %	0.62 %	0.83 %	0.75 %	0.00 %	4.32 %	
Fixed interest rate borrowings	$ 878,232	$ 5,849	$ 6,228	$ 6,634	$ 7,067	$ 951	$ 904,961	$ 906,461
Average interest rate	4.74 %	6.30 %	6.32 %	6.34 %	6.36 %	8.33 %	4.79 %	
Variable interest rate borrowings	$ 0	$ 0	$ 0	$ 0	$ 0	$ 198,000	$ 198,000	$ 195,604
Average interest rate	0.00 %	0.00 %	0.00 %	0.00 %	0.00 %	5.76 %	5.76 %	

[1] Includes loans held for sale
[2] Deposits without a stated maturity are represented as maturing within one year due to the ability of the client to withdraw deposited amounts on demand.

Liquidity risk. Liquidity risk is the potential that an entity will be unable to meet its obligations as they come due because of an inability to liquidate assets, or obtain funding or that it cannot easily unwind or offset exposures without significantly lowering market prices because of inadequate market depth or market disruptions. Management focuses on maintaining and enhancing liquidity by maximizing collateral-based liquidity availability. First Financial manages liquidity in relation to the trend and stability of deposits; degree and reliance on short-term, volatile sources of funds, including any undue reliance on borrowings or brokered deposits to fund longer-term assets. Management identifies, measures, monitors and manages liquidity while seeking to maintain diversification of funding sources, both on- and off-balance-sheet.

Management, including the Balance Sheet Strategies and ALCO, monitors liquidity through a regular review of asset and liability maturities, funding sources, and loan and deposit forecasts. The Company continually refines and updates its liquidity risk management processes, such as refining the contingency funding plan, meeting frequently, and securing additional contingent borrowing capacity. We maintain strategic and contingency liquidity plans to ensure sufficient available funding to satisfy requirements for balance sheet growth, properly manage capital market funding sources and to address unexpected liquidity requirements.

Management closely monitors the usage of excess business deposits, the balance of personal deposits and the broader macroeconomic environment. This monitoring includes consideration of various metrics and establishment of internal thresholds related to balance sheet, borrowing, and liquidity composition. Balance sheet composition metrics reviewed include the loan to deposit, loans to total assets and core deposits to total assets ratios among others. Borrowing composition monitoring includes, but is not limited to, consideration of borrowing capacity as a percentage of total assets, brokered CDs as a percentage of total assets and Fed funds lines to total assets. Liquidity composition ratios include remaining liquidity to total assets, and tier 1 liquidity sources as a percentage of both 30 and 90 day maturing liabilities, among others. As of December 31, 2024, all metrics reviewed were within the Company's policy limits.

The Company utilizes its contingency funding plan to assess the ability of the Company to successfully navigate significant liquidity events. The contingency funding plan considers various sources of liquidity, including loan and deposit growth rates, decreasing access to secured and unsecured wholesale funding sources and declining financial performance, to determine First Financial's ability to meet liquidity requirements over certain time horizons and in certain stress scenarios. The contingency funding plan also includes the process for creating a Contingency Funding Task Force (CFTF). During a liquidity crisis, the CFTF, via the Balance Sheet Strategies and ALCO, would assess and identify key mitigation strategies needed for addressing a liquidity crisis. These mitigation strategies would be assigned to appropriate personnel for implementation with established targets and reporting requirements. Typical mitigation strategies would include, but not be limited to, curtailing loan originations, pricing options for stabilizing/growing deposits, options for expanding wholesale funding sources, and asset liquidation options.

For further discussion of the Company's liquidity, please see the Liquidity section within Management's Discussion and Analysis.

OPERATIONAL RISK

Operational risk is the risk of loss due to human behavior, inadequate or failed internal systems and controls and external influences such as market conditions, fraudulent activities, natural disasters and security risks. First Financial continuously strives to strengthen the Company's system of internal controls and operating processes as well as associates' ability to assess the impact on earnings and capital from operational risk.

COMPLIANCE RISK

Compliance risk represents the risk of regulatory sanctions, reputational impact or financial loss resulting from the Company's failure to comply with rules and regulations issued by the various banking agencies and standards of good banking practice. Activities which may expose First Financial to compliance risk include, but are not limited to, those dealing with the prevention of money laundering, privacy and data protection, community reinvestment initiatives, fair lending challenges resulting from the Company's ongoing management of its banking center network and employment and tax matters.

STRATEGIC AND REPUTATION RISK

Strategic risk represents the risk of loss due to failure to fully develop and execute business plans, failure to assess current and new business opportunities, markets and products, inability to effectively manage human capital risk factors such as satisfaction, engagement, attrition, retention, and diversity, equity and, inclusion (DEI) and any other event not identified in the defined risk types previously mentioned. Strategic risk focuses on analyzing factors that affect the direction of the institution or improper implementation of decisions

Reputation risk represents the risk of loss or impairment of earnings and capital from negative publicity. This affects the ability of First Financial to establish new relationships or services or to continue servicing existing relationships. Reputation risk is recognized by the effect that public opinion could have on First Financial's franchise value and has evolved in recent years with the growth in social media. First Financial also seeks to build social responsibility into its brand and has formed a corporate responsibility working group to develop an initial corporate social responsibility (CSR) report, which will highlight First Financial's efforts, goals, and plans to help the environment and our communities.

Mitigation of strategic and reputation risk elements is achieved through initiatives that help First Financial better understand and report on the various risks it faces each day, including those related to the development of new products and business initiatives and client feedback response and mitigation routines that analyze and share feedback data with business lines for client experience and process improvements.

INFORMATION TECHNOLOGY RISK

Information technology risk is the risk that the information technologies utilized by FFB are not efficiently and effectively supporting the current and future needs of the business, operating as intended or compromise the availability, integrity and reliability of data and information. This risk also considers whether or not the Company's information technology exposes the Company's assets to potential loss or misuse, or threatens the Company's ability to sustain the operation of critical business processes.

CYBERSECURITY RISK

Cybersecurity (cyber) risk is differentiated from information technology risk by threat interactions that yield high impact consequences and ever-increasing probability. First Financial continues to be the target of various evolving and adaptive cyber attacks, including malware, phishing and distributed denial-of-service, in order to disrupt the operations of financial institutions, potentially test their cybersecurity capabilities, commit fraud, or obtain confidential, proprietary or other information. While standard security operations address most day-to-day incidents, cyber risk includes threats and attacks that often use advanced tools, techniques and processes to evade detection or inflict maximum damage to an organization's information assets. Cyber threats and attacks adapt and evolve rapidly, so First Financial works to continuously enhance controls and processes to protect its networks and applications from attack, damage or unauthorized access. Critical components to the Company's cyber risk control structure include corporate governance, threat intelligence, security awareness training and patch management programs. Cyber risk mitigation includes effectively identifying, protecting against, detecting, responding to and recovering from cyber threats.

LEGAL RISK

Legal risk encompasses the impact of unenforceable contracts, lawsuits or adverse judgments, which can disrupt or otherwise negatively affect the Company's operations or condition. Legal risk also includes the exposure from litigation, fiduciary relationships and contractual obligations from both traditional and nontraditional financial institution activities. Legal risk is present in all areas of the Company and its activities.

FOURTH QUARTER REVIEW

For the three months ended December 31, 2024, the Company reported net income of $64.9 million, or $0.68 per diluted common share. These results compare to net income of $52.5 million, or $0.55 per diluted common share, for the third quarter of 2024. Return on average assets for the fourth quarter of 2024 was 1.41% compared to a return on assets of 1.17% in the third quarter of 2024.

Loan balances increased $208.7 million from the third quarter of 2024, an increase of 7.2% on an annualized basis. The increase was attributed to strong origination volumes across much of the portfolio. Average deposit balances increased $543.1 million, or 15.7% on an annualized basis, compared to the linked quarter, primarily due to a $194.0 million increase in retail CDs, a $191.5 million increase in public funds, and a $128.9 million increase in money markets. These increases were partially offset declines in brokered deposits and traditional savings. The fourth quarter deposit growth was the result of seasonal increases in public funds, along with consumer growth concentrated in money market savings and retail CDs.

Net interest margin for the fourth quarter of 2024 was 3.91%, or 3.94% on a fully tax-equivalent basis, which was a 14 bp decline from the third quarter of 2024. This decrease was driven by a 37 bp decline in loan yields outpacing a 13 bp decline in deposit costs and a favorable shift in funding mix during the period.

Noninterest income for the fourth quarter of 2024 was $69.9 million, an increase of $24.2 million, or 52.9%, from the prior quarter. Net losses in investment securities improved by $17.6 million due to impairment and restructuring losses recognized in the prior quarter. Foreign exchange income increased by $4.7 million, or 39.4%, from the third quarter to $16.8 million, due to increased product demand. Additionally, leasing business income increased $2.6 million, or 15.5%, during the quarter due to continued growth, and wealth management fees grew by $1.1 million, or 15.2%.

Noninterest expense for the fourth quarter of 2024 was $147.9 million, an increase of $22.1 million, or 17.6%, from the linked quarter. This increase from the linked quarter was primarily due to $14.3 million of tax credit investment amortization. Additionally, salaries and benefit costs increased by $5.5 million, or 7.4%, due to an increase in performance-based incentives, and professional services increased by $4.3 million, or 187.9%, due to costs related to the Company's optimization efforts.

The ACL, including both funded and unfunded reserves, was $173.7 million at December 31, 2024, and the Company recorded $9.4 million in total provision expense during the fourth quarter. The provision expense was driven by loan growth and net charge-offs during the period. The Company recorded 40 bps of annualized net chargeoffs as a percentage of loan balances during the quarter, which was a 15 bp increase from 25 bps in the third quarter. Total classified asset balances at the end of the fourth quarter increased $17.9 million when compared to the end of third quarter. The increase in classified assets was primarily related to the mutually agreed upon termination of a foreign exchange trade, which resulted in a $45.0 million obligation from the customer; this increase was partially offset by $17.3 million of payments received as well as a single $9.9 million credit whose risk rating was upgraded during the period.

CRITICAL ACCOUNTING ESTIMATES

First Financial's Consolidated Financial Statements are prepared based on the application of accounting policies, the most significant of which are described in Note 1 – Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements. These policies require the reliance on estimates and assumptions which are inherently subjective and may be susceptible to significant change. Changes in underlying factors, assumptions or estimates could have a material impact on First Financial's future financial condition and results of operations. In management's opinion, some of these estimates and assumptions have a more significant impact than others on First Financial's financial reporting.

For First Financial, these estimates and assumptions include accounting for the ACL - loans and leases, goodwill, pension and income taxes. The estimates and assumptions made are based upon historical experience, future forecasts, or other factors that management believes to be reasonable under the circumstances. Because of the nature of the judgment and assumptions, actual results could differ from estimates, which could have a material effect on our financial condition and results of operations.

Allowance for credit losses - loans and leases

- **Overview.** The ACL on loans and leases represents management's estimate of all expected credit losses over the expected contractual life of the Company's loan and lease portfolio. Determining the appropriateness of the allowance is complex and requires judgment by management about the effect of matters that are inherently uncertain. Subsequent evaluations of the then-existing loan and lease portfolio, in light of the factors then prevailing, may result in significant changes in the ACL in those future periods.

  The ACL on loans and leases, as reported in our Consolidated Balance Sheets, is adjusted by provision expense, which is recognized in earnings, and reduced by the charge-off of loan amounts, net of recoveries.

- **Judgments and Uncertainties.** Management estimates the allowance using relevant available information from both internal and external sources, relating to past events, current conditions and reasonable and supportable forecasts. Historical credit loss experience paired with economic forecasts provide the basis for the quantitatively modeled estimation of expected credit losses. First Financial adjusts its quantitative model, as necessary, to reflect conditions not already considered therein. These adjustments are commonly known as the Qualitative Framework.

  First Financial quantitatively models expected credit loss using PD, LGD and EAD over the R&S forecast period, reversion and post-reversion periods. Utilizing third-party software, First Financial forecasts PD by using a parameterized transition matrix approach. Average transition matrices are calculated over the TTC period, which was defined as the period from December 2007 to December 2022. TTC transition matrices are adjusted under forward-looking macroeconomic expectations to obtain R&S forecasts. First Financial is not required to develop forecasts over the full contractual term of the financial asset or group of financial assets. Rather, for periods beyond which the entity is able to make or obtain R&S forecasts of expected credit losses, the Company reverts in a straight line manner over a one year period to an average TTC loss level that is reflective of the prepayment adjusted contractual term of the financial asset or group of financial assets. First Financial elected a two year R&S period which is forecasted using econometric data sourced from Moody's, an industry-leading independent third party.

FFB utilizes a non-parametric loss curve approach embedded within a third-party software for estimating LGD. The PD multiplied by LGD produces an expected loss rate that, when calculating the ACL, is applied to contractual loan cash flows, adjusted for expected future rates of principal prepayments.

The Company adjusts its quantitative model for certain qualitative factors to reflect the extent to which management expects current conditions and R&S forecasts to differ from the conditions that existed for the period over which historical information was evaluated. The Qualitative Framework reflects changes related to relevant data, such as changes in asset quality trends, portfolio growth and composition, national and local economic factors, credit policy and administration and other factors not considered in the base quantitative model.

- **Effect if Actual Results Differ From Assumptions.** The allowance represents management's best estimate, but significant downturns in circumstances relating to loan quality and economic conditions could result in a requirement for additional allowance. Likewise, an upturn in loan quality and improved economic conditions may allow a reduction in the required allowance. In either instance, unanticipated changes could have a significant impact on results of operations.

  One of the most significant judgments used in determining the ACL is the macroeconomic forecast provided by a third party. The economic indices sourced from the macroeconomic forecast and used in projecting loss rates include the forecasted manufacturing overtime, business and personal bankruptcies, rental vacancy rates, median asking rent, changes in commercial real estate prices, household debt service coverage, changes in home values, S&P 500 performance, housing sales, among other variables. Management typically utilizes the baseline macroeconomic forecast in calculating it's ACL, which is the scenario with the highest probability of occurring at that point in time, however several macroeconomic forecast scenarios are considered by management. Changes in the macroeconomic forecast could significantly impact the calculated estimated credit losses.

  Another variable utilized in the calculation of the allowance to which the calculation may be sensitive is the prepayment rate. The model incorporates a prepayment rate calculated using a trailing twelve month average by portfolio. Changes in prepayment speeds that vary from though the cycle actual prepayment activity may have a significant impact on the expected duration of the various loan portfolios and could result in inaccurate estimate of loan and lease cashflows subject to the ACL.

  The provision for credit loss recorded through earnings is the amount necessary to maintain the allowance for credit losses at the amount of expected credit losses. The amount of expense and the corresponding level of allowance for credit losses on loans are based on our evaluation of the collectability of the loan portfolio based on historical loss experience, reasonable and supportable forecasts, and other significant qualitative and quantitative factors.

Goodwill

- **Overview.** Assets and liabilities acquired in a business combination are recorded at their estimated fair values as of the acquisition date. The excess cost of the acquisition over the fair value of net assets acquired is recorded as goodwill. The Company's goodwill is accounted for in a single reporting unit representing the consolidated entity. The Company is required to evaluate goodwill for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

  In testing goodwill for impairment, GAAP permits First Financial to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In this qualitative assessment, First Financial evaluates events and circumstances which may include, but are not limited to, the general economic environment, banking industry and market conditions, the Company's overall financial performance, the performance of the Company's common stock, the key financial performance metrics of the

Bancorp's reporting units and events affecting the reporting unit to determine if it is not more likely than not that the fair value of a reporting unit is less than its carrying amount. If the quantitative impairment test is required or the decision to bypass the qualitative assessment is elected, First Financial performs the goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount, including goodwill.

First Financial performs its annual impairment test effective October 1, absent events or changes in circumstances that indicate the carrying value of goodwill may not be recoverable. These annual tests indicated that the Company's goodwill was not impaired as of October 1, 2024 and 2023.

- **Judgments and Uncertainties.** The determination of fair values is based on valuations using management's assumptions of future growth rates, future attrition, discount rates, multiples of earnings or other relevant factors. In addition, we engage third party specialists to assist in the development of fair values. Preliminary estimates of fair values may be adjusted for up to one year subsequent to the merger or acquisition date if new information is obtained about facts and circumstances that existed as of the merger or acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date. Adjustments recorded during this period are recognized in the current reporting period. Management uses various valuation methodologies to estimate the fair value of these assets and liabilities, and often involves a significant degree of judgment, particularly when liquid markets do not exist for the particular item being valued. Examples of such items include loans, deposits, identifiable intangible assets, and certain other assets and liabilities.

- **Effect if Actual Results Differ From Assumptions.** Changes in these factors, as well as downturns in economic or business conditions, could have a significant adverse impact on the carrying value of assets, including goodwill and liabilities, which could result in impairment losses affecting our financial statements as a whole and our banking subsidiary in which the goodwill resides.

Pension

- **Overview.** First Financial sponsors a non-contributory defined-benefit pension plan covering substantially all employees. Accounting for the pension plan involves material estimates regarding future plan obligations and investment returns on plan assets.

- **Judgments and Uncertainties.** The determination of the plan obligation is based on valuations using management's assumptions of discount rates, mortality rates, interest crediting rates, expected return on plan assets, rate of compensation increases and lump sum payment expectations. First Financial engages a third party actuary to calculate the balance sheet position of the plan, cash flow, plan asset information, amortization amounts and participant information. First Financial determines the discount rate assumption using published corporate bond indices and the projected cash flows of the pension plan. First Financial also utilizes external surveys for industry comparisons to assess the discount rate for reasonableness. The expected long-term return on plan assets is determined based on the composition of plan assets, actual returns and economic forecasts, while the rate of compensation increase is compared to historical increases for plan participants. Changes in these assumptions can have a material impact on the amount of First Financial's future pension obligations, on the funded status of the plan and on the Company's operating results.

- **Effect if Actual Results Differ From Assumptions.** Although management believes that the judgments and estimates used are reasonable, actual results could differ. Actual future pension costs/credits and funding levels will depend on future investment performance, changes in discount rates, market conditions, funding levels relative to the projected benefit obligation and accumulated benefit obligation and various other factors related to the populations participating in the pension plans. Please see the Pension Plan section of this MD&A for the estimated impact on pension expense and projected benefit obligations assuming shifts in certain plan assumptions.

Income taxes

- **Overview.** The Company is subject to the income tax laws of the U.S., its states, and the municipalities in which we operate. These tax laws are complex and subject to different interpretations by the taxpayer and the relevant government taxing authorities. We review income tax expense and the carrying value of deferred tax assets quarterly; and as new information becomes available, the balances are adjusted as appropriate. FASB ASC 740-10 prescribes a recognition threshold of more-likely-than-not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for those tax positions to be recognized in the financial statements. See Note 16 -

Income Taxes to the consolidated financial statements for a further description of our provision and related income tax assets and liabilities.

- **Judgments and Uncertainties.** In establishing a provision for income tax expense, the Company must make judgments and interpretations about the application of these inherently complex tax laws. It must also make estimates about when in the future certain items will affect taxable income in the various tax jurisdictions. Disputes over interpretations of the tax laws may be subject to review/adjudication by the court systems of the various tax jurisdictions or may be settled with the taxing authority upon examination or audit.

- **Effect if Actual Results Differ From Assumptions.** Although management believes that the judgments and estimates used are reasonable, actual results could differ and we may be exposed to losses or gains that could be material. To the extent we prevail in matters for which reserves have been established or are required to pay amounts in excess of our reserves, our effective income tax rate in a given financial statement period could be materially affected. An unfavorable tax settlement would result in an increase in our effective income tax rate in the period of resolution. A favorable tax settlement would result in a reduction in our effective income tax rate in the period of resolution.

Management has discussed the development and selection of these critical accounting estimates with the Audit Committee and the Audit Committee has reviewed our disclosure relating to it in this "Management's Discussion and Analysis of Financial Condition and Results of Operations."

FORWARD-LOOKING STATEMENTS

Certain statements contained in this report which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as ''believes,'' ''anticipates,'' "likely," "expected," "estimated," ''intends'' and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Examples of forward-looking statements include, but are not limited to, statements we make about (i) our future operating or financial performance, including revenues, income or loss and earnings or loss per share, (ii) future common stock dividends, (iii) our capital structure, including future capital levels, (iv) our plans, objectives and strategies, and (v) the assumptions that underlie our forward-looking statements.

As with any forecast or projection, forward-looking statements are subject to inherent uncertainties, risks and changes in circumstances that may cause actual results to differ materially from those set forth in the forward-looking statements. Forward-looking statements are not historical facts but instead express only management's beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management's control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements. Important factors that could cause actual results to differ materially from those in our forward-looking statements include the following, without limitation:

- economic, market, liquidity, credit, interest rate, operational and technological risks associated with the Company's business;
- future credit quality and performance, including our expectations regarding future loan losses and our allowance for credit losses
- the effect of and changes in policies and laws or regulatory agencies, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and other legislation and regulation relating to the banking industry;
- Management's ability to effectively execute its business plans;
- mergers and acquisitions, including costs or difficulties related to the integration of acquired companies;
- the possibility that any of the anticipated benefits of the Company's acquisitions will not be realized or will not be realized within the expected time period;
- the effect of changes in accounting policies and practices;
- changes in consumer spending, borrowing and saving and changes in unemployment;
- changes in customers' performance and creditworthiness;
- the costs and effects of litigation and of unexpected or adverse outcomes in such litigation;
- current and future economic and market conditions, including the effects of changes in housing prices, fluctuations in unemployment rates, U.S. fiscal debt, budget and tax matters, geopolitical matters, and any slowdown in global economic growth;
- the adverse impact on the U.S. economy, including the markets in which we operate, of the novel coronavirus, which causes the Coronavirus disease 2019 ("COVID-19"), global pandemic, and the impact on the performance of the loan

and lease portfolio, the market value of investment securities, the availability of sources of funding and the demand for products;

- capital and liquidity requirements (including under regulatory capital standards, such as the Basel III capital standards) and ability to generate capital internally or raise capital on favorable terms;
- financial services reform and other current, pending or future legislation or regulation that could have a negative effect on revenue and businesses, including the Dodd-Frank Act and other legislation and regulation relating to bank products and services;
- the effect of the current interest rate environment or changes in interest rates or in the level or composition of assets or liabilities on net interest income, net interest margin and mortgage originations, mortgage servicing rights and mortgage loans held for sale;
- the effect of a fall in stock market prices on brokerage, asset and wealth management businesses;
- a failure in or breach of operational or security systems or infrastructure, or those of third-party vendors or other service providers, including as a result of cyber attacks;
- the effect of changes in the level of checking or savings account deposits on funding costs and net interest margin; and
- the ability to develop and execute effective business plans and strategies.

Additional factors that may cause actual results to differ materially from those described in the forward-looking statements can be found in Form 10-K for the year ended December 31, 2024, as well as the Company's other filings with the SEC, which are available on the SEC website at www.sec.gov.

All forward-looking statements included in this filing are made as of the date hereof and are based on information available at the time of the filing. Except as required by law, the Company does not assume any obligation to update any forward-looking statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Report on Internal Control over Financial Reporting

First Financial's management is responsible for establishing and maintaining adequate internal control over financial reporting. First Financial's internal control over financial reporting is a process designed under the supervision of First Financial's chief executive officer and chief financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Any system of internal control, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden and misstatements due to error or fraud may occur and not be detected. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to financial statement preparation. As of December 31, 2024, First Financial's management, including the chief executive officer and the chief financial officer, evaluated the effectiveness of First Financial's internal controls over financial reporting, using as its framework for that evaluation the Internal Control – Integrated Framework published by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission (2013 framework). Based on the evaluation, we believe that, as of December 31, 2024, our internal control over financial reporting is effective based on those criteria.

Crowe LLP, the independent registered public accounting firm that audited the consolidated financial statements included in this Form 10-K, has issued an attestation report on First Financial's internal control over financial reporting as of December 31, 2024. The report, which expresses an unqualified opinion on First Financial's internal control over financial reporting as of December 31, 2024, is included in the information that follows under the heading "Report of Independent Registered Public Accounting Firm."

/s/ Archie M. Brown	/s/ James M. Anderson
President and Chief Executive Officer	Executive Vice President, Chief Financial Officer and Chief Operating Officer
February 20, 2025	February 20, 2025



Crowe LLP
Independent Member Crowe Global

Report of Independent Registered Public Accounting Firm

Shareholders and the Board of Directors of First Financial Bancorp
Cincinnati, Ohio

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of First Financial Bancorp (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income (loss), changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework: (2013) issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses for Loans Qualitative Factors - Refer to Notes 1 and 6 to the financial statements

The allowance for credit losses (the "ACL") is an accounting estimate of expected credit losses over the estimated life of financial assets carried at amortized cost and off-balance-sheet credit exposures in accordance with ASC 326. The standard requires a financial asset (or a group of financial assets), including the Company's loan portfolio, measured at amortized cost, to be presented at the net amount expected to be collected. Estimates of expected credit losses for loans are based on historical experience, current conditions and reasonable and supportable forecasts over the estimated life of the loans. In order to estimate the expected credit losses, the Company utilizes a loss estimation model.

Management quantitatively models expected credit loss using Probability of Default ("PD"), Loss Given Default ("LGD"), and Exposure at Default ("EAD") over the Reasonable and Supportable ("R&S") forecast, reversion and post-reversion periods. Utilizing third-party software, the Company forecasts PD by using transition matrices to evaluate when events are more or less likely to occur based on previous events. The transition matrices are adjusted under forward-looking macroeconomic expectations to obtain R&S forecasts. Management utilizes third-party software for estimating LGD. The PD multiplied by LGD produces an expected loss rate that, when calculating the ACL, is applied to contractual loan cash flows, adjusted for expected future rates of principal prepayments. The Company adjusts its quantitative model for certain qualitative factors to reflect the extent to which management expects current conditions and R&S forecasts to differ from the conditions that existed for the period over which historical information was evaluated. The qualitative framework reflects changes related to relevant data, such as changes in asset quality trends, portfolio growth and composition, national and local economic factors, credit policy and administration and other factors not considered in the base model. The ACL is measured on a collective (pool) basis when similar risk characteristics exist. The ACL is influenced by loan volumes, risk rating migration, delinquency status and other conditions influencing loss expectations, such as reasonable and supportable forecasts of economic conditions.

The Allowance for Credit Losses for Loans was identified by us as a critical audit matter because of the extent of auditor judgment applied and significant audit effort to evaluate the significant subjective and complex judgments made by management. The principal considerations resulting in our determination included the following:

- Significant auditor judgment and effort were used in evaluating the qualitative factors used in the calculation.
- Significant audit effort related to the completeness and accuracy of the high volume of data used in the model computation.

The primary procedures performed to address the critical audit matter included:

- Testing the effectiveness of management's internal controls over the preparation and evaluation of the ACL calculation, significant model assumptions, development and reasonableness of qualitative factors, completeness and accuracy of data used in the calculation, systems used in the development of the estimate, and the appropriateness of the overall calculation as well as control over the independent model validation.
- Substantively testing management's process for developing qualitative factors and assessing relevance and reliability of data used to develop factors, including evaluating management's judgments and assumptions for reasonableness.
- Substantively testing the mathematical accuracy of the EAD model including the completeness and accuracy of loan data used in the model to estimate ACL.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2015, which is the year the engagement letter was signed for the audit of the 2016 financial statements.

Louisville, Kentucky
February 20, 2025

Consolidated Balance Sheets

(Dollars in thousands)	December 31, 2024	December 31, 2023
Assets		
Cash and due from banks	$ 174,258	$ 213,059
Interest-bearing deposits with other banks	730,228	792,960
Investment securities available-for-sale, at fair value (amortized cost $3,512,652 at December 31, 2024 and $3,382,604 at December 31, 2023)	3,183,776	3,021,126
Investment securities held-to-maturity (fair value $68,989 at December 31, 2024 and $71,688 at December 31, 2023)	76,960	80,321
Other investments, at fair value	114,598	129,945
Loans held for sale, at fair value	13,181	9,213
Loans and leases		
Commercial & industrial	3,815,858	3,501,221
Lease financing	598,045	474,817
Construction real estate	779,446	564,832
Commercial real estate	4,061,744	4,080,939
Residential real estate	1,462,284	1,333,674
Home equity	849,039	758,676
Installment	133,051	159,078
Credit card	62,311	59,939
Total loans and leases	11,761,778	10,933,176
Less: Allowance for credit losses	(156,791)	(141,433)
Net loans and leases	11,604,987	10,791,743
Premises and equipment	197,965	194,740
Operating leases	209,119	153,214
Goodwill	1,007,656	1,005,868
Other intangibles	79,291	83,949
Accrued interest and other assets	1,178,242	1,056,762
Total assets	$ 18,570,261	$ 17,532,900
Liabilities		
Deposits		
Interest-bearing demand	$ 3,095,724	$ 2,993,219
Savings	4,948,768	4,331,228
Time	3,152,265	2,718,390
Total interest-bearing deposits	11,196,757	10,042,837
Noninterest-bearing	3,132,381	3,317,960
Total deposits	14,329,138	13,360,797
FHLB short-term borrowings	625,000	800,000
Other short-term borrowings	130,452	137,814
Total short-term borrowings	755,452	937,814
Long-term debt	347,509	344,115
Total borrowed funds	1,102,961	1,281,929
Accrued interest and other liabilities	700,121	622,200
Total liabilities	16,132,220	15,264,926
Shareholders' equity		
Common stock - no par value		
Authorized - 160,000,000 shares; Issued - 104,281,794 shares in 2024 and in 2023	1,642,055	1,638,972
Retained earnings	1,276,329	1,136,718
Accumulated other comprehensive income (loss)	(289,799)	(309,819)
Treasury stock, at cost, 8,786,954 shares in 2024 and 9,140,550 shares in 2023	(190,544)	(197,897)
Total shareholders' equity	2,438,041	2,267,974
Total liabilities and shareholders' equity	$ 18,570,261	$ 17,532,900

See Notes to Consolidated Financial Statements

Consolidated Statements of Income

(Dollars in thousands except per share data)		Years ended December 31, 2024		2023		2022
Interest income						
Loans and leases, including fees	$	836,541	$	743,770	$	458,742
Investment securities						
Taxable		124,936		125,520		102,314
Tax-exempt		10,835		13,901		18,466
Total interest on investment securities		135,771		139,421		120,780
Other earning assets		29,783		19,813		5,484
Total interest income		1,002,095		903,004		585,006
Interest expense						
Deposits		331,092		202,010		28,140
Short-term borrowings		38,856		53,378		19,132
Long-term borrowings		20,137		19,846		18,591
Total interest expense		390,085		275,234		65,863
Net interest income		612,010		627,770		519,143
Provision for credit losses - loans and leases		49,211		43,074		6,731
Provision for credit losses - unfunded commitments		(1,552)		33		4,982
Net interest income after provision for credit losses		564,351		584,663		507,430
Noninterest income						
Service charges on deposit accounts		29,279		27,289		28,062
Wealth management fees		28,720		26,081		23,506
Bankcard income		14,399		14,039		14,380
Client derivative fees		4,701		5,155		5,441
Foreign exchange income		56,064		54,051		54,965
Leasing business income		67,641		51,322		31,574
Net gains from sales of loans		17,918		13,217		15,048
Net gain (loss) on investment securities		(22,575)		(1,052)		(1,208)
Other		27,421		22,320		17,873
Total noninterest income		223,568		212,422		189,641
Noninterest expenses						
Salaries and employee benefits		304,389		292,731		269,368
Net occupancy		23,050		22,990		22,208
Furniture and equipment		14,427		13,543		13,224
Data processing		35,178		35,852		33,662
Marketing		9,026		9,647		8,744
Communication		3,229		2,729		2,683
Professional services		14,087		9,926		9,734
Amortization of tax credit investments		14,396		1,295		23,826
State intangible tax		2,524		3,914		4,285
FDIC assessments		11,209		11,948		7,194
Intangible amortization		9,487		10,402		11,185
Leasing business expense		44,317		32,500		20,363
Other		34,276		31,012		28,873
Total noninterest expenses		519,595		478,489		455,349
Income before income taxes		268,324		318,596		241,722
Income tax expense		39,494		62,733		24,110
Net income	$	228,830	$	255,863	$	217,612
Earnings per common share						
Basic	$	2.42	$	2.72	$	2.33
Diluted	$	2.40	$	2.69	$	2.30
Average common shares outstanding - basic		94,404,617		93,938,772		93,528,712
Average common shares outstanding - diluted		95,405,719		95,096,067		94,586,851

See Notes to Consolidated Financial Statements

Consolidated Statements of Comprehensive Income (Loss)

(Dollars in thousands)		Years ended December 31,				
		2024		2023		2022
Net income	$	228,830	$	255,863	$	217,612
Other comprehensive income (loss), net of tax:						
Unrealized gain (loss) on debt securities arising during the period		17,879		43,967		(346,963)
Impairment charge on debt securities arising during the period		7,565		0		0
Change in retirement obligation		637		906		(11,177)
Unrealized gain (loss) on derivatives		(4,931)		3,755		0
Unrealized gain (loss) on foreign currency exchange		(1,130)		216		(90)
Other comprehensive income (loss)		20,020		48,844		(358,230)
Comprehensive income (loss)	$	248,850	$	304,707	$	(140,618)

See Notes to Consolidated Financial Statements

Consolidated Statements of Changes in Shareholders' Equity

(Dollars in thousands, except share amounts)	Common stock shares	Common stock amount	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock Shares	Amount	Total
Balance at January 1, 2022	104,281,794	$ 1,640,358	$ 837,473	$ (433)	(10,132,554)	$ (218,456)	$ 2,258,942
Net income			217,612				217,612
Other comprehensive income (loss)				(358,230)			(358,230)
Cash dividends declared:							
Common stock at $0.92 per share			(86,848)				(86,848)
Exercise of stock options, net of shares purchased		(160)			15,660	337	177
Restricted stock awards, net of forfeitures		(18,972)			726,199	15,313	(3,659)
Share-based compensation expense		13,379					13,379
Balance at December 31, 2022	104,281,794	1,634,605	968,237	(358,663)	(9,390,695)	(202,806)	2,041,373
Net income			255,863				255,863
Other comprehensive income (loss)				48,844			48,844
Cash dividends declared:							
Common stock at $0.92 per share			(87,382)				(87,382)
Exercise of stock options, net of shares purchased		(57)			4,855	105	48
Restricted stock awards, net of forfeitures		(10,474)			245,290	4,804	(5,670)
Share-based compensation expense		14,898					14,898
Balance at December 31, 2023	104,281,794	1,638,972	1,136,718	(309,819)	(9,140,550)	(197,897)	2,267,974
Impact of cumulative effect of adoption of new accounting principles-ASU 2023-02			599				599
Net income			228,830				228,830
Other comprehensive income (loss)				20,020			20,020
Cash dividends declared:							
Common stock at $0.94 per share			(89,818)				(89,818)
Restricted stock awards, net of forfeitures		(12,610)			353,596	7,353	(5,257)
Share-based compensation expense		15,693					15,693
Balance at December 31, 2024	104,281,794	$ 1,642,055	$ 1,276,329	$ (289,799)	(8,786,954)	$ (190,544)	$ 2,438,041

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

(Dollars in thousands)	Year ended December 31, 2024	2023	2022
Operating activities			
Net income	$ 228,830	$ 255,863	$ 217,612
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Provision for credit losses	47,659	43,107	11,713
Depreciation and amortization	30,323	30,026	31,181
Stock-based compensation expense	15,693	14,898	13,379
Pension expense (income)	6,078	3,515	2,002
Net amortization (accretion) on investment securities	3,066	7,190	12,819
Net (gain) loss on investments securities	22,575	1,052	1,208
Originations of loans held for sale	(420,946)	(294,037)	(368,574)
Net (gains) losses on sales of loans held for sale	(17,918)	(13,217)	(15,048)
Proceeds from sales of loans held for sale	434,896	302,609	375,122
Deferred income taxes	21,202	13,365	(3,505)
Amortization of operating leases	8,095	7,773	7,626
Payment of operating lease liability	(8,441)	(7,819)	(7,824)
Bank owned life insurance income	(4,220)	(5,033)	(2,287)
Decrease (increase) in interest receivable	4,958	(9,567)	(19,134)
(Decrease) increase in interest payable	(8,044)	40,305	6,652
Decrease (increase) in other assets	(172,489)	159,446	(226,398)
(Decrease) increase in other liabilities	70,839	(62,507)	164,302
Net cash provided by (used in) operating activities	262,156	486,969	200,846
Investing activities			
Proceeds from sales of investment securities available-for-sale	352,464	92,187	277,082
Proceeds from calls, paydowns and maturities of securities available-for-sale	482,587	440,815	704,304
Purchases of securities available-for-sale	(981,290)	(96,745)	(641,643)
Proceeds from calls, paydowns and maturities of securities held-to-maturity	3,621	3,902	14,640
Proceeds from sales of other investment securities	11,559	0	0
Proceeds from calls, paydowns and maturities of other securities	54,655	29,713	8
Purchases of other investment securities	(48,291)	(16,292)	(40,836)
Net decrease (increase) in interest-bearing deposits with other banks	62,732	(404,778)	(173,371)
Net decrease (increase) in loans and leases	(769,221)	(665,861)	(987,088)
Proceeds from disposal of other real estate owned	136	288	192
Purchases of premises and equipment	(21,075)	(24,135)	(13,778)
Net change in operating leases	(55,905)	(61,476)	(29,475)
Life insurance death benefits	4,880	4,652	6,860
Net cash acquired (paid) from business combinations	(96,887)	(3,535)	0
Net cash provided by (used in) investing activities	(1,000,035)	(701,265)	(883,105)
Financing activities			
Net (decrease) increase in total deposits	968,341	659,620	(170,777)
Net (decrease) increase in short-term borrowings	(182,362)	(349,342)	990,953
Proceeds from (repayments of) long-term borrowings	2,643	(3,313)	(64,018)
Cash dividends paid on common stock	(89,544)	(87,159)	(86,606)
Proceeds from exercise of stock options	0	48	177
Net cash provided by (used in) financing activities	699,078	219,854	669,729
Cash and due from banks			
Net (decrease) increase in Cash and due from banks	(38,801)	5,558	(12,530)
Cash and due from banks at beginning of year	213,059	207,501	220,031
Cash and due from banks at end of year	$ 174,258	$ 213,059	$ 207,501

(continued on next page)

| | | Year ended December 31, | | | | |
(Dollars in thousands)		**2024**		**2023**		**2022**
Supplemental disclosures						
Interest paid	$	398,129	$	234,929	$	59,512
Income taxes paid	$	27,523	$	10,076	$	5,696
Acquisition of other real estate owned through foreclosure	$	119	$	387	$	327
Issuance of restricted stock awards	$	13,945	$	12,503	$	22,280
Supplemental schedule for investing activities						
Business combinations						
Assets acquired, net of purchase consideration	$	914	$	(3,420)	$	64
Liabilities assumed		2,702		941		822
Goodwill	$	1,788	$	4,361	$	758

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Basis of presentation. The Consolidated Financial Statements of First Financial Bancorp., a financial holding company principally serving Ohio, Indiana, Kentucky and Illinois, include the accounts and operations of First Financial and its wholly owned subsidiary, First Financial Bank. All significant intercompany transactions and accounts have been eliminated in consolidation. Certain reclassifications of prior years' amounts have been made to conform to current year presentation. Such reclassifications had no effect on net earnings.

Use of estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates, assumptions and judgments that affect the amounts reported in the Consolidated Financial Statements and accompanying Notes. Actual realized amounts could differ materially from those estimates.

Cash and due from banks. Cash and due from banks consist of currency, coin and cash items due from banks. Cash items due from banks include noninterest-bearing balances that are on deposit at other depository institutions.

Investment securities. First Financial classifies debt securities into three categories: HTM, trading and AFS. Management classifies investment securities into the appropriate category at the time of purchase and re-evaluates that classification as deemed appropriate.

Investment securities are classified as HTM when First Financial has the positive intent and ability to hold the securities to maturity. HTM securities are recorded at amortized cost.

Investment securities classified as trading are held principally for resale in the near-term and are recorded at fair value. Fair value is determined using quoted market prices. Gains or losses on trading securities, both realized and unrealized, are reported in noninterest income.

Investment securities not classified as either HTM or trading are classified as AFS. AFS securities are recorded at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of accumulated other comprehensive income (loss) in shareholders' equity.

The amortized cost of investment securities classified as either HTM or AFS on purchased callable debt securities is adjusted for amortization of premiums to the earliest call date if the call feature meets certain criteria. Otherwise, premiums are amortized to maturity similar to discounts on callable debt securities, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization and accretion are considered an adjustment to the yield on the security and included in interest income from investments. Interest and dividends are also included in interest income from investment securities in the Consolidated Statements of Income. Realized gains and losses are based on the amortized cost of the security sold using the specific identification method.

Other investments. Other investments include holdings in FRB and FHLB stock, which are both carried at cost as well as equity securities. Other investments also included class B Visa shares as of December 31, 2023. These shares were sold in 2024. Changes in the fair value of equity securities with readily determinable fair values are recorded in Net gain (loss) on equity securities in the Consolidated Statements of Income. The class B Visa shares did not have a readily determinable fair value and therefore had been monitored for impairment.

Loans held for sale. Loans held for sale consist of residential real estate loans newly originated for the purpose of sale to third parties, and in certain circumstances, loans previously originated that have been specifically identified by management for sale based on predetermined criteria. Loans held for sale are carried at fair value. Any subsequent change in the carrying value of transferred loans, not to exceed original cost, is recorded in the Consolidated Statements of Income. First Financial sells loans with servicing retained or released depending on pricing and market conditions.

Loans and leases. Loans and leases for which First Financial has the intent and ability to hold for the foreseeable future, or until maturity or payoff, are classified in the Consolidated Balance Sheets as loans and leases. Loans and leases are carried at the principal amount outstanding, net of unamortized deferred loan origination fees and costs, and net of unearned income. Loan origination and commitment fees received, as well as certain direct loan origination costs paid, are deferred, and the net amount is amortized as an adjustment to the related loan's yield.

Interest income on loans and leases is recorded on an accrual basis. When a loan is classified as nonaccrual, the accrual of interest income is discontinued and previously accrued, but unpaid interest is reversed. Any payments received while a loan is classified as nonaccrual are applied as a reduction to the carrying value of the loan. A loan may return to accrual status if collection of future principal and interest payments is no longer doubtful.

Allowance for credit losses - held-to-maturity securities. Management measures expected credit losses on held-to-maturity debt securities on a collective basis by security type. The estimate of expected credit losses considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts. Management classifies the held-to-maturity portfolio into the following major security types: Mortgage-backed, CMOs, Obligations of state and other political subdivisions and Other.

Nearly all of the HTM securities held by the Company are issued by U.S. government-sponsored enterprises. These securities carry either the explicit or implicit guarantee of the U.S. government, are widely recognized as "risk free" and have a long history of no credit losses. The remainder of the Company's HTM securities are non-agency collateralized mortgage obligations and obligations of state and other political subdivisions which currently carry ratings no lower than A+. Accrued interest receivable on HTM debt securities, which totaled $0.2 million at December 31, 2024 and $0.4 million at December 31, 2023, is excluded by policy election from the estimate of credit losses.

Allowance for credit losses - available-for-sale securities. All AFS securities with unrealized losses are reviewed quarterly to determine if any impairment exists, requiring a write-down to fair value. For AFS debt securities in an unrealized loss position, the Company first assesses whether it intends to sell, or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For AFS debt securities that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security.

If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit loss is recognized in other comprehensive income (loss). Changes in the allowance for credit losses are recorded as provision for credit loss expense. Losses are charged against the allowance when management believes the uncollectibility of an AFS security is confirmed or when either of the criteria regarding intent or requirement to sell is met. Accrued interest receivable on AFS debt securities, which totaled $14.1 million and $15.3 million as of December 31, 2024 and 2023, respectively, is excluded from the estimate of credit losses.

Allowance for credit losses - loans and leases. The allowance for credit losses is a valuation account that is deducted from the loans to present the net amount expected to be collected. Management's determination of the adequacy of the ACL is based on an assessment of the expected credit losses on loan and leases over their expected life. The ACL is increased by provision expense and decreased by charge-offs, net of recoveries of amounts previously charged-off. Loans are charged off when, in management's opinion, it is unlikely to collect the principal amount owed in full, either through payments from the borrower or a guarantor or from the liquidation of collateral. Cumulative recovery payments credited for any loan do not exceed the aggregate of amounts previously charged-off. Any interest that is accrued but not collected is reversed against interest income when a loan is placed on nonaccrual status, which typically occurs prior to charging off all, or a portion, of a loan. The Company made the policy election to exclude accrued interest receivable on loans and leases from the estimate of credit losses.

Management estimates the allowance using relevant available information from both internal and external sources, relating to past events, current conditions and reasonable and supportable forecasts. Historical credit loss experience paired with economic forecasts provide the basis for the quantitatively modeled estimation of expected credit losses. First Financial adjusts its quantitative model, as necessary, to reflect conditions not already considered therein. These adjustments are commonly known as the Qualitative Framework.

First Financial quantitatively models expected credit loss using PD, LGD and EAD over the R&S forecast period, reversion and post-reversion periods.

Utilizing third-party software, First Financial forecasts PD by using a parameterized transition matrix approach. Average transition matrices are calculated over the TTC period, which was defined as the period from December 2007 to December 2022. TTC transition matrices are adjusted under forward-looking macroeconomic expectations to obtain R&S forecasts.

First Financial is not required to develop forecasts over the full contractual term of the financial asset or group of financial assets. Rather, for periods beyond which the entity is able to make or obtain R&S forecasts of expected credit losses, the Company reverts in a straight line manner over a one year period to an average TTC loss level that is reflective of the prepayment adjusted contractual term of the financial asset or group of financial assets. First Financial elected a two year R&S period which is forecasted using econometric data sourced from Moody's, an industry-leading independent third party.

FFB utilizes a non-parametric loss curve approach embedded within a third-party software for estimating LGD. The PD multiplied by LGD produces an expected loss rate that, when calculating the ACL, is applied to contractual loan cash flows, adjusted for expected future rates of principal prepayments.

The Company adjusts its quantitative model for certain qualitative factors to reflect the extent to which management expects current conditions and R&S forecasts to differ from the conditions that existed for the period over which historical information was evaluated. The Qualitative Framework reflects changes related to relevant data, such as changes in asset quality trends, portfolio growth and composition, national and local economic factors, credit policy and administration and other factors not considered in the base quantitative model.

Loans that do not share risk characteristics are evaluated on an individual basis. First Financial will typically evaluate on an individual basis any nonaccrual loans greater than $250,000. When management determines that foreclosure is probable or when repayment is expected to be provided substantially through the operation or sale of underlying collateral, expected credit losses are based on the fair value of the collateral at the reporting date, adjusted for selling costs, as applicable. For loans evaluated on an individual basis that are not determined to be collateral dependent, a discounted cash flow analysis is performed to determine expected credit losses.

Expected credit losses are estimated over the contractual term of the loans, adjusted for expected prepayments when appropriate. The contractual term excludes expected extensions, renewals and modifications unless either of the following applies: management has a reasonable expectation at the reporting date that a restructuring will be executed with an individual borrower or the extension or renewal options are included in the original or modified contract at the reporting date and are not unconditionally cancellable by the Company.

Credit card receivables do not have stated maturities. In determining the estimated life of a credit card receivable, management first estimates the future cash flows expected to be received and then applies those expected future cash flows to the credit card balance.

Significant downturns in circumstances relating to loan quality and economic conditions could result in a requirement for additional allowance. Likewise, an upturn in loan quality and improved economic conditions may allow a reduction in the required allowance. In either instance, unanticipated changes could have a significant impact on results of operations.

Allowance for credit losses - unfunded commitments. First Financial estimates expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life consistent with the Company's ACL methodology for loans and leases. Adjustments to the reserve for unfunded commitments are recorded in Provision for credit losses - unfunded commitments in the Consolidated Statements of Income. The reserve for unfunded commitments is included in Accrued interest and other liabilities on the Consolidated Balance Sheets.

Legal Contingencies. First Financial and its subsidiaries may be parties to numerous claims and lawsuits as well as threatened or potential actions or claims concerning matters arising from the conduct of its business activities. The outcome of claims or litigation, and the timing of ultimate resolution are inherently difficult to predict and significant judgment may be required in the determination of both the probability of loss and whether the amount of the loss is reasonably estimable. First Financial's estimates are subjective and are based on the status of legal and regulatory proceedings, the merit of the Company's defenses and consultation with internal and external legal counsel. An accrual for a potential litigation loss is established when information related to the loss contingency indicates both that a loss is probable and that the amount of loss can be reasonably estimated. This accrual, when required, is included in other liabilities in the Consolidated Balance Sheets and is adjusted from time to time as appropriate to reflect changes in circumstances. Legal expenses are recorded in Professional services expense in the Consolidated Statements of Income.

Premises and equipment. Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are principally computed on the straight-line method over the estimated useful lives of the assets. Useful lives generally range from 10 to 40 years for building and building improvements; 3 to 10 years for furniture, fixtures and equipment; and 3 to 5 years for software, hardware and data handling equipment. Land improvements are depreciated over 20 years and leasehold improvements are depreciated over the lesser of the term of the respective lease or the useful life of the asset. Premises and equipment are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Maintenance and repairs are expensed as incurred.

Operating Leases. First Financial provides financing for various types of equipment through a variety of leasing arrangements. Operating leases are carried at cost less accumulated depreciation in the Consolidated Balance Sheets. Operating lease equipment is depreciated to its estimated residual value using the straight-line method over the lease term or estimated useful life of the asset. The Company recognizes income over the term of the lease using the constant effective yield method. Lease residual values are reviewed for impairment at least annually. Depreciation expense related to operating lease equipment is recorded in Leasing business expense on the Consolidated Statements of Income.

Bank-owned life insurance. First Financial purchases and is the owner and beneficiary of life insurance policies on the lives of certain employees. The Bank invests in these policies to provide an efficient form of funding for long-term retirement and other employee benefits costs. The policies are included within Accrued interest and other assets in the Consolidated Balance Sheets at each policy's respective cash surrender value. Changes in the cash surrender value of these policies are recorded in Other noninterest income in the Consolidated Statements of Income.

Goodwill. When accounting for business combinations, the net assets of entities acquired by First Financial are recorded at their estimated fair value at the date of acquisition. The excess cost of the acquisition over the fair value of net assets acquired is recorded as goodwill. Goodwill and other intangible assets deemed to have indefinite lives are not amortized, but are subject to annual impairment tests. The Company is required to evaluate goodwill for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. First Financial performs its annual impairment test effective October 1, absent events or changes in circumstances that indicate the carrying value of goodwill may not be recoverable.

The Company's goodwill is accounted for in a single reporting unit representing the consolidated entity. In testing goodwill for impairment, GAAP permits First Financial to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In this qualitative assessment, First Financial evaluates events and circumstances which may include, but are not limited to, the general economic environment, banking industry and market conditions, the Company's overall financial performance, the performance of the Company's common stock, the key financial performance metrics of the Bancorp's reporting units and events affecting the reporting unit to determine if it is not more likely than not that the fair value of a reporting unit is less than its carrying amount. If quantitative impairment test is required or the decision to bypass the qualitative assessment is elected, the Bancorp performs the goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount, including goodwill.

When required, management's quantitative impairment analysis includes both an income and a market approach. The income approach utilizes a discounted cash flow model and the market approach utilizes a market multiple methodology as well as a comparable transaction methodology. These valuation methodologies utilize key assumptions that include forecasts of revenues and expenses derived from internal management projections, changes in working capital estimates, company specific discount rate derived from a rate build up approach, externally sourced bank peer group market multiples and externally sourced bank peer group change in control premium, all of which are highly subjective and require significant judgment.

Changes in these key assumptions, as well as downturns in economic or business conditions, could materially affect our estimate of the reporting unit fair value and could affect our conclusion regarding the existence of potential impairment. In both 2024 and 2023, management evaluated goodwill for impairment using a qualitative analysis.

Other intangible assets. Other intangible assets consist primarily of core deposit intangibles, customer list, MSR and other miscellaneous intangibles.

CDI represent the estimated value of acquired customer deposit relationships. CDI are recorded at fair value at the date of acquisition and are based on a discounted cash flow methodology that gives appropriate consideration to expected customer attrition rates, cost of the deposit base, reserve requirements and the net maintenance cost attributable to customer deposits. Core deposit intangibles are amortized on an accelerated basis over their estimated useful lives.

First Financial recorded a customer list intangible asset in conjunction with the Agile, Bannockburn, and Summit mergers to account for the obligation or advantage on the part of either the Company or the customer to continue pre-existing relationships subsequent to the mergers. Customer list intangible assets are amortized on a straight-line basis over their estimated useful lives.

MSRs are created when First Financial retains servicing responsibilities on fixed and adjustable-rate residential mortgage loans sold into the secondary market. MSRs represent the value of servicing fees expected to be received over the term of the loans. First Financial receives servicing fees based on a percentage of the outstanding balance. When the loans were sold, First Financial provided certain standard representations and warranties; however, the investors have no recourse to the Company's other assets for failure of debtors to pay when due.

The fair value of MSRs is estimated by calculating the present value of estimated future net servicing cash flows, taking into consideration actual and expected mortgage loan prepayment rates, discount rates, servicing costs, and other economic factors, which are determined based on current market conditions. The expected and actual rates of mortgage loan prepayments are the most significant factors driving the value of mortgage servicing rights. Increases in mortgage loan prepayments reduce estimated future net servicing cash flows because the life of the underlying loan is reduced. In determining the fair value of the mortgage servicing rights, mortgage interest rates, which are used to determine prepayment rates and discount rates, are held constant over the estimated life of the portfolio. Mortgage servicing rights are reported in other assets and are amortized against noninterest income offsetting the actual servicing income of the underlying mortgage loans.

MSRs are regularly evaluated for impairment based on the estimated fair value of those rights. The MSRs are stratified by certain risk characteristics, primarily loan term and note rate. If impairment exists, a valuation allowance is established through a charge to income equal to the amount by which the carrying value exceeds the fair value.

Other miscellaneous intangible assets also include purchase commissions, non-compete agreements and trade name intangibles.

Other real estate owned. OREO consists of properties acquired by the Company primarily through the loan foreclosure or repossession process, or other resolution activity that results in partial or total satisfaction of problem loans. OREO properties are recorded at fair value, less estimated disposal costs (net realizable value) establishing a new cost basis. Physical possession of residential real estate property collateralizing a consumer mortgage loan occurs when legal title is obtained upon completion of foreclosure or when the borrower conveys all interest in the property to satisfy the loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Losses arising at the time of acquisition of such properties are charged against the ACL. Management performs periodic valuations to assess the adequacy of recorded OREO balances and subsequent changes in the carrying value of OREO properties are recorded in the Consolidated Statements of Income. Improvements to OREO properties may be capitalized if the improvements contribute to the overall value of the property, but may not be capitalized in excess of the net realizable value of the property. When management disposes of an OREO property, any gains or losses realized at the time of disposal are reflected in the Consolidated Statements of Income.

Affordable housing projects. First Financial has investments in certain qualified affordable housing projects. These projects are indirect federal subsidies that provide tax incentives to encourage investment in the development, acquisition and rehabilitation of affordable rental housing, and allow investors to claim tax credits and other tax benefits (such as deductions from taxable income for operating losses) on their federal income tax returns. The principal risk associated with qualified affordable housing investments is the potential for noncompliance with the tax code requirements, such as failure to rent properties to qualified tenants, resulting in unavailability or recapture of the tax credits and other tax benefits. Investments in affordable housing projects are included in Accrued interest and other assets in the Consolidated Balance Sheets while any unfunded commitment is recorded with Accrued interest and other liabilities. These investments are accounted for under the proportional amortization method. Under the proportional amortization method, the initial cost of the investment is amortized in proportion to the tax credits and other benefits received and recognized as a component of Income tax expense in the Consolidated Statements of Income.

Investments in historic tax credits. First Financial has noncontrolling financial investments in private investment funds and partnerships that finance the rehabilitation and re-use of historic buildings. These unconsolidated investments may generate a return through the realization of federal and state income tax credits, as well as other tax benefits, such as tax deductions from net operating losses of the investments over a period of time. Effective January 1, 2024, First Financial adopted ASU 2023-02 using the modified retrospective basis which expanded the scope of the proportional amortization method to equity investments beyond LIHTC. First Financial has made an accounting policy election to apply PAM to the HTC tax credit programs. First Financial analyzed each investment individually under the scope criteria to determine if PAM applies. First Financial determined that it was eligible to apply PAM to certain HTC investments, however not every HTC investment qualified under the existing guidance. Therefore, investments in historic tax credits were accounted for under both the PAM and equity method of accounting in 2024. The Company's recorded investment in these entities is carried in Accrued interest and other assets on the Consolidated Balance Sheets with any unfunded commitment recorded in Accrued interest and other liabilities. Impairment of these investments is recorded in Other noninterest expense, while the tax credits and other net tax benefits received are recognized as a component of income tax expense in the Consolidated Statements of Income.

Investments in renewable energy credits. First Financial has investments in renewable energy projects where it has noncontrolling interest which is not consolidated. This investment may generate a return through the realization of federal and state income tax credits, as well as other tax benefits, such as tax deductions from net operating losses of the investments over a period of time. As with HTC investments, ASU 2023-02 was adopted effective January 1, 2024. Each investment in renewable energy tax credits were evaluated individually under the scope criteria to determine if PAM applied. At the time of adoption, First Financial's renewable energy tax credits were not eligible for PAM. Therefore, they are accounted for under the equity method of accounting and are included in Accrued interest and other assets on the Consolidated Balance Sheets with any unfunded commitment recorded in Accrued interest and other liabilities. Impairment of these investments is recorded in Other noninterest expense, while the tax credits and other net tax benefits received are recognized as a component of income tax expense in the Consolidated Statements of Income.

Deposits. Deposits generally include the unpaid balance of cash or its equivalent received or held by the Bank for its commercial and consumer customers. Deposits include both interest-bearing and noninterest-bearing balances. Interest expense incurred on interest-bearing deposits is recognized in accordance with applicable GAAP for these liabilities and is included in Interest expense in the Consolidated Statements of Income.

Income taxes. First Financial and its subsidiaries file a consolidated federal income tax return. Each subsidiary provides for income taxes on a separate return basis, and remits to First Financial amounts determined to be currently payable.

First Financial evaluates and assesses the relative risks and appropriate tax treatment of transactions after considering statutes, regulations, judicial precedent and other information, and maintains tax accruals consistent with its evaluation of these relative risks. Changes to the estimate of accrued taxes occur periodically due to changes in tax rates, interpretations of tax laws, the status of examinations being conducted by taxing authorities and changes to statutory, judicial and regulatory guidance that impact the relative risks of tax positions. These changes, when they occur, can affect deferred taxes and accrued taxes as well as the current period's income tax expense and can be material to the Company's operating results.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Interest and penalties on income tax assessments or income tax refunds are recorded in Other noninterest expense in the Consolidated Statements of Income.

In establishing a provision for income tax expense, we must make judgments and interpretations about the application of complex tax laws as well as make estimates about when in the future certain items will affect taxable income. First Financial regularly reviews its tax positions and establishes reserves for income tax-related uncertainties based on estimates of whether it is more likely than not that the tax uncertainty would be sustained upon challenge by the appropriate tax authorities which would then result in additional taxes, penalties and interest due. Reserves for uncertain tax positions, if any, are included in income tax expense in the Consolidated Financial Statements.

Pension. First Financial sponsors a non-contributory defined-benefit pension plan covering substantially all employees. Accounting for the pension plan involves estimates regarding future plan obligations and investment returns on plan assets. Significant assumptions used in the pension plan include the discount rate, expected return on plan assets and the rate of compensation increase. First Financial determines the discount rate assumption using published corporate bond indices and the projected cash flows of the pension plan. First Financial also utilizes external surveys for industry comparisons to assess the discount rate for reasonableness. The expected long-term return on plan assets is determined based on the composition of plan assets, actual returns and economic forecasts, while the rate of compensation increase is compared to historical increases for plan participants. Changes in these assumptions can have a material impact on the amount of First Financial's future pension obligations, on the funded status of the plan and on the Company's operating results.

Derivative instruments. First Financial accounts for its derivative financial instruments in accordance with FASB ASC Topic 815, Derivatives and Hedging. FASB ASC Topic 815 requires all derivative instruments to be carried at fair value on the balance sheet.

The accounting for changes in the fair value of derivatives is based on the intended use of the derivative and the resulting designation. Derivatives used to hedge the exposure to changes in the fair value of an asset, liability or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.

Interest rate client derivatives - First Financial utilizes matched interest rate swaps as a means to offer commercial borrowers fixed rate funding while providing the Company with floating rate assets. Upon entering into an interest rate swap with a borrower, the Bank simultaneously enters into an offsetting swap agreement with an institutional counterparty, with substantially matching terms. These matched interest rate swap agreements generally involve the receipt by First Financial of floating rate amounts from the counterparties in exchange for payments to these counterparties by First Financial of fixed rate amounts received from commercial borrowers over the life of the agreements.

First Financial's matched interest rate swaps qualify as derivatives, but are not designated as hedging instruments. The net interest receivable or payable on matched interest rate swaps is accrued and recognized as an adjustment to interest income. The fair values of client derivatives are included within Accrued interest and other assets and Accrued interest and other liabilities in the Consolidated Balance Sheets.

First Financial monitors its derivative credit exposure to borrowers by monitoring the creditworthiness of the related loan customers through the Company's normal credit review processes. Additionally, the Company monitors derivative credit risk exposure related to problem loans through the its ACL committee. First Financial considers the fair value of a derivative instrument to be part of the carrying value of the related loan for these purposes as the borrower is contractually obligated to pay First Financial this amount in the event the derivative contract is terminated.

Foreign exchange contracts - First Financial enters into foreign exchange derivative contracts for the benefit of commercial customers to hedge their exposure to foreign currency fluctuations. Similar to the hedging of interest rate risk from interest rate derivative contracts, First Financial also enters into foreign exchange contracts with major financial institutions to economically hedge a substantial portion of the exposure from client driven foreign exchange activity. These derivatives are classified as free-standing instruments with the revaluation gain or loss recorded in Foreign exchange income in the Consolidated Statements of Income. The Company has risk limits and internal controls in place to help ensure excessive risk is not being taken when providing this service to customers. These controls include a determination of currency volatility and credit equivalent exposure on these contracts.

Commodity contracts - First Financial enters into financially settled commodity derivative contracts for the benefit of commercial customers to hedge their exposure to various commodity price fluctuations. Similar to the hedging of interest rate risk from interest rate client derivative and foreign exchange contracts, First Financial also enters into commodity contracts with major financial institutions to economically hedge a substantial portion of the exposure from client driven commodity derivative activity. These derivatives are classified as free-standing instruments with the revaluation gain or loss recorded in Derivative income in the Consolidated Statements of Income. The Company has risk limits and internal controls in place to help ensure excessive risk is not being taken when providing this service to customers. These controls include monitoring of commodity volatility and credit exposure on these contracts. While these derivatives represent economic hedges, they do not qualify as hedges for accounting purposes.

Cash flow hedges - First Financial enters into interest rate collars and floors, which are designated as cash flow hedges. These cash flow hedges are utilized to mitigate interest rate risk on variable-rate commercial loan pools. Changes in the fair value of cash flow hedges included in the assessment of hedge effectiveness are recorded in AOCI and reclassified from AOCI to current period earnings when the hedged item affects earnings. Reclassified gains and losses on interest rate contracts related to commercial and industrial loans are recorded within interest income in the Consolidated Statements of Income.

The structure of the interest rate collars is such that First Financial pays the counterparty an incremental amount if the collar index exceeds the cap rate. Conversely, First Financial receives an incremental amount if the index falls below the floor rate. No payments are required if the collar index is between the cap and floor rates.

The structure of First Financial's interest rate floors is such that First Financial receives an incremental amount if the index falls below the floor strike rate. No payments are required if the index remains above the floor strike rate.

Credit derivatives - In conjunction with participating interests in commercial loans, First Financial periodically enters into risk participation agreements with counterparties whereby First Financial either assumes or sells a portion of the credit exposure associated with an interest rate swap on the participated loan in exchange for a fee. Under these agreements, First Financial will either make a payment to or receive a payment from the counterparty if the loan customer defaults on its obligation to perform under the interest rate swap contract with the counterparty. The fair value of these agreements is recorded in the Consolidated Balance Sheets in Accrued interest and other liabilities.

Mortgage derivatives - First Financial enters into IRLCs and forward commitments for the future delivery of mortgage loans to third party investors, which are considered derivatives. When borrowers secure an IRLC with First Financial and the loan is intended to be sold, First Financial will enter into forward commitments for the future delivery of the loans to third party investors in order to hedge against the effect of changes in interest rates impacting IRLCs and Loans held for sale. The fair value of these agreements is recorded in the Consolidated Balance Sheets in Accrued interest and other assets.

Stock-based compensation. First Financial grants stock-based awards, including restricted stock awards and options to purchase the Company's common stock. Restricted stock award grants are for a fixed number of shares to employees and directors with an exercise price equal to the fair value of the shares at the date of grant. Stock-based compensation expense is recognized in the Consolidated Statements of Income on a straight-line basis over the vesting period. As compensation expense is recognized, a deferred tax asset is recorded that represents an estimate of the future tax deduction from exercise. At the time stock-based awards are exercised, canceled or expire, First Financial may be required to recognize an adjustment to tax expense.

Earnings per share. Basic earnings per common share is computed by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per common share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding, unvested shares and dilutive common stock equivalents outstanding during the period. Common stock equivalents, which consist of common stock issuable under the assumed exercise of stock options granted under First Financial's stock-based compensation plans and the assumed conversion of common stock warrants, are calculated using the treasury stock method.

Segments and related information. While the Company monitors the operating results of its six lines of business, operations are managed and financial performance is evaluated on a consolidated basis. Accordingly, and consistent with prior years, all of the Company's operations are considered by management to be aggregated in one reportable operating segment.

2. Accounting Standards Recently Adopted or Issued

Standards Adopted in 2024

In March, 2023, the FASB issued ASU No. 2023-02, *Investments—Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method*, that is intended to improve the accounting and disclosures for investments in tax credit structures. The ASU is a ratification of the FASB's EITF consensus that was issued in December, 2022. The ASU allows reporting entities to elect to account for qualifying tax equity investments using the proportional amortization method, if certain conditions are met, regardless of the program giving rise to the related income tax credits.

The amendments became effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. First Financial adopted this standard on a modified retrospective basis, resulting in the Company recording a net increase to retained earnings of $0.6 million as of January 1, 2024 for the cumulative effect of adopting this guidance.

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*. The amendments are intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The ASU applies to all public entities that are required to report segment information in accordance with ASC 280. The amendments in ASU 2023-07 are effective for all public entities for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. The adoption of this standard resulted in amended disclosures in the Company's Consolidated Financial Statements, but did not impact the Company's results of operations.

Standards Adopted in 2023

In March, 2022, the FASB issued ASU 2022-02 - *Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures*. This standard eliminates the accounting guidance on TDRs for creditors in ASC 310-40 and amends the guidance on "vintage disclosures" to require disclosure of current period gross write-offs by year of origination. The ASU also updates the requirements related to accounting for credit losses under ASC 326 and adds enhanced disclosures for creditors with respect to loan refinancings and restructurings for borrowers experiencing financial difficulty. The amendments in this update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, for any entities that have adopted ASU 2016-13 - Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The adoption of this standard resulted in additional disclosures in the Company's Consolidated Financial Statements, but did not materially impact the Company's results of operations.

Standards Issued But Not Yet Adopted

In December, 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. These amendments require public business entities on an annual basis to disclose additional information in specified categories with respect to the reconciliation of the effective tax rate to the statutory rate for federal, state, and foreign income taxes. It also requires greater detail about individual reconciling items in the rate reconciliation to the extent the impact of those items exceeds a quantitative threshold. Additionally, the ASU requires information pertaining to taxes paid (net of refunds received) to be disaggregated for federal, state, and foreign taxes and further disaggregated for specific jurisdictions to the extent the related amounts are equal to or greater than 5 percent of total income taxes paid (net of refunds received). The amendments in this ASU are effective for annual periods beginning after December 15, 2024. The standard is to be be applied prospectively, but entities have the option to apply it retrospectively for each period presented. The adoption of this standard will likely result in additional disclosures in the Company's Consolidated Financial Statements, but it is not expected to materially impact the Company's results of operations.

3. Restrictions on Cash and Dividends

As of December 31, 2024 and 2023, First Financial had $15.0 million and $21.6 million, respectively, in cash restricted for withdrawal and usage due to the centrally cleared derivative initial margin requirement included in Cash and due from banks on the Consolidated Balance Sheets. Additionally, First Financial had no required reserves with the FRB as of December 31, 2024 and 2023.

Dividends paid by First Financial to its shareholders are principally funded through dividends paid to the Company by its subsidiaries; however, certain restrictions exist regarding the ability of the Bank to transfer funds to First Financial in the form of cash dividends, loans or advances. The approval of the Federal Reserve Board and the ODFI is required for the Bank to pay dividends in excess of the regulatory limit, which is equal to the net income of the current year through the dividend date combined with the Bank's retained net income from the two preceding years. As of December 31, 2024, First Financial's subsidiaries had retained earnings of $983.3 million, of which $255.9 million was available for distribution to First Financial without prior regulatory approval.

4. Investment Securities

During the year ended December 31, 2024, proceeds on the sale of $352.5 million of AFS securities resulted in gains of $1.2 million and losses of $16.6 million and tax benefit of $3.6 million. Additionally in the twelve months ended December 31, 2024, First Financial sold its remaining Class B Visa shares, which resulted in proceeds of $11.6 million, with gross realized gains of $2.2 million, which is included in Net gain (loss) on investment securities on the Consolidated Statements of Income.

During the year ended December 31, 2023, proceeds on the sale of $92.2 million of AFS securities resulted in losses of $1.3 million and insignificant gains. During the year ended December 31, 2022, proceeds on the sale of $277.1 million of AFS securities resulted in gains of $1.0 million and losses of $1.6 million. The impact to income tax expense from these sales was insignificant in 2023 and 2022.

The Company recognized impairment losses of $9.7 million on available-for-sale securities during the twelve months ended December 31, 2024. The losses were included in Net gain (loss) on investment securities in the Consolidated Statements of Income. The losses related to two AFS securities in unrealized loss positions due to credit deterioration where the Company had determined that it no longer intended to hold the securities until the recovery of their amortized cost bases. Additionally, the Company had two AFS securities totaling $11.1 million that were in unrealized loss positions at December 31, 2024 due to credit deterioration. The unrealized losses on these two securities totaled $1.1 million. The Company is monitoring these securities and believes that the Company will receive the full par value of these securities.

In 2024 and 2023, there were no reclassifications of HTM securities to AFS securities.

The carrying value of investment securities pledged as collateral to secure public deposits, repurchase agreements and for other purposes as required by law totaled $1.5 billion at December 31, 2024 and $1.6 billion at December 31, 2023.

The following is table a summary of HTM and AFS investment securities as of December 31, 2024:

	Held-to-maturity				Available-for-sale			
(Dollars in thousands)	Amortized cost	Unrecognized gain	Unrecognized loss	Fair value	Amortized cost	Unrealized gain	Unrealized loss	Fair value
U.S. Treasuries	$ 0	$ 0	$ 0	$ 0	$ 99	$ 0	$ (9)	$ 90
Securities of U.S. government agencies and corporations	0	0	0	0	83,224	0	(11,546)	71,678
Mortgage-backed securities - residential	0	0	0	0	1,102,242	508	(104,208)	998,542
Mortgage-backed securities - commercial	30,444	0	(4,454)	25,990	382,727	26	(25,381)	357,372
Collateralized mortgage obligations	7,007	0	(788)	6,219	620,315	1,449	(52,599)	569,165
Obligations of state and other political subdivisions	8,259	42	(339)	7,962	630,813	357	(109,904)	521,266
Asset-backed securities	0	0	0	0	555,484	998	(22,379)	534,103
Other securities	31,250	0	(2,432)	28,818	137,748	120	(6,308)	131,560
Total	$ 76,960	$ 42	$ (8,013)	$ 68,989	$ 3,512,652	$ 3,458	$ (332,334)	$ 3,183,776

The following is a summary of HTM and AFS investment securities as of December 31, 2023:

	Held-to-maturity				Available-for-sale			
(Dollars in thousands)	Amortized cost	Unrecognized gain	Unrecognized loss	Fair value	Amortized cost	Unrealized gain	Unrealized loss	Fair value
U.S. Treasuries	$ 0	$ 0	$ 0	$ 0	$ 34,904	$ 0	$ (3,661)	$ 31,243
Securities of U.S. government agencies and corporations	0	0	0	0	81,790	0	(12,010)	69,780
Mortgage-backed securities - residential	0	0	0	0	744,546	2,034	(85,532)	661,048
Mortgage-backed securities - commercial	32,926	0	(4,628)	28,298	543,134	7	(35,911)	507,230
Collateralized mortgage obligations	7,970	0	(539)	7,431	478,744	181	(60,277)	418,648
Obligations of state and other political subdivisions	8,175	130	(215)	8,090	765,223	1,614	(114,320)	652,517
Asset-backed securities	0	0	0	0	600,055	6	(39,813)	560,248
Other securities	31,250	0	(3,381)	27,869	134,208	0	(13,796)	120,412
Total	$ 80,321	$ 130	$ (8,763)	$ 71,688	$ 3,382,604	$ 3,842	$ (365,320)	$ 3,021,126

Notes to Consolidated Financial Statements

The following table provides a summary of investment securities by contractual maturity as of December 31, 2024, except for residential and commercial mortgage-backed securities, collateralized mortgage obligations and asset-backed securities, which are shown as single totals, due to the unpredictability of the timing in principal repayments:

(Dollars in thousands)	Held-to-maturity		Available-for-sale	
	Amortized cost	Fair value	Amortized cost	Fair value
Due in one year or less	$ 0	$ 0	$ 540	$ 544
Due after one year through five years	5,666	5,675	115,611	106,955
Due after five years through ten years	32,289	29,826	246,895	210,864
Due after ten years	1,554	1,279	488,838	406,231
Mortgage-backed securities - residential	0	0	1,102,242	998,542
Mortgage-backed securities - commercial	30,444	25,990	382,727	357,372
Collateralized mortgage obligations	7,007	6,219	620,315	569,165
Asset-backed securities	0	0	555,484	534,103
Total	$ 76,960	$ 68,989	$ 3,512,652	$ 3,183,776

Unrealized gains and losses on debt securities available-for-sale are generally due to fluctuations in current market yields relative to the yields of the securities at their amortized cost. All AFS securities with unrealized losses are reviewed quarterly to determine if any impairment exists, requiring a write-down to fair value. For AFS securities in an unrealized loss position, the Company first assesses whether it intends to sell or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. For AFS securities in an unrealized loss position that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis for the security, a credit loss exists and an allowance for credit losses is recorded, limited to the amount that the fair value of the security is less than its amortized cost basis.

Other than the two previously mentioned securities on which the Company recorded impairment losses, First Financial does not intend to sell, and it is not more likely than not that the Company will be required to sell, debt securities prior to maturity or recovery of the recorded value. Additionally, based on the Company's credit assessment of AFS securities in an unrealized loss position, the Company recorded no reserves on investment securities for the twelve months ended December 31, 2024 or 2023.

As of December 31, 2024, the Company's investment securities portfolio consisted of 743 AFS and HTM securities, of which 644 were in an unrealized loss position. As of December 31, 2023, the Company's investment securities portfolio consisted of 972 AFS and HTM securities, of which 783 were in an unrealized loss position.

Primarily all of First Financial's HTM debt securities are issued by U.S. government-sponsored enterprises. These securities carry the explicit and/or implicit guarantee of the U.S. government, are widely recognized as "risk free," and have a long history of zero credit loss. The remainder of the Company's HTM securities are non-agency collateralized mortgage obligations and obligations of state and other political subdivisions which currently carry ratings no lower than A+. There were no HTM securities on nonaccrual status or past due as of December 31, 2024, or 2023.

Management measures expected credit losses on HTM debt securities on a collective basis by security type. The estimate of expected credit losses considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts. The Company did not record an ACL for these securities as of December 31, 2024 or 2023.

The following tables provide the fair value and gross unrealized losses on AFS investment securities in an unrealized loss position for which an allowance for credit losses was not recorded, aggregated by investment category and the length of time the individual securities have been in a continuous loss position:

| | December 31, 2024 | | | | | |
| | Less than 12 months | | 12 months or more | | Total | |
(Dollars in thousands)	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss
U.S. Treasuries	$ 0	$ 0	$ 90	$ (9)	$ 90	$ (9)
Securities of U.S. government agencies and corporations	0	0	71,678	(11,546)	71,678	(11,546)
Mortgage-backed securities - residential	417,516	(9,130)	503,321	(95,078)	920,837	(104,208)
Mortgage-backed securities - commercial	26,516	(67)	286,589	(25,314)	313,105	(25,381)
Collateralized mortgage obligations	120,670	(1,776)	296,813	(50,823)	417,483	(52,599)
Obligations of state and other political subdivisions	19,636	(351)	478,083	(109,553)	497,719	(109,904)
Asset-backed securities	26,389	(189)	159,135	(22,190)	185,524	(22,379)
Other securities	9,988	(12)	115,452	(6,296)	125,440	(6,308)
Total	$ 620,715	$ (11,525)	$ 1,911,161	$ (320,809)	$ 2,531,876	$ (332,334)

| | December 31, 2023 | | | | | |
| | Less than 12 months | | 12 months or more | | Total | |
(Dollars in thousands)	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss
U.S. Treasuries	$ 0	$ 0	$ 31,243	$ (3,661)	$ 31,243	$ (3,661)
Securities of U.S. Government agencies and corporations	0	0	69,780	(12,010)	69,780	(12,010)
Mortgage-backed securities - residential	31,892	(483)	538,863	(85,049)	570,755	(85,532)
Mortgage-backed securities - commercial	1,772	(11)	495,451	(35,900)	497,223	(35,911)
Collateralized mortgage obligations	10,699	(157)	393,884	(60,120)	404,583	(60,277)
Obligations of state and other political subdivisions	15,155	(132)	562,740	(114,188)	577,895	(114,320)
Asset-backed securities	6,853	(15)	542,029	(39,798)	548,882	(39,813)
Other securities	14,605	(396)	105,807	(13,400)	120,412	(13,796)
Total	$ 80,976	$ (1,194)	$ 2,739,797	$ (364,126)	$ 2,820,773	$ (365,320)

The following tables provide the fair value and gross unrealized losses on HTM investment securities in an unrealized loss position for which an allowance for credit losses was not recorded, aggregated by investment category and the length of time the individual securities have been in a continuous loss position:

(Dollars in thousands)	December 31, 2024					
	Less than 12 months		12 months or more		Total	
	Fair value	Unrecognized loss	Fair value	Unrecognized loss	Fair value	Unrecognized loss
U.S. Treasuries	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Securities of U.S. government agencies and corporations	0	0	0	0	0	0
Mortgage-backed securities - residential	0	0	0	0	0	0
Mortgage-backed securities - commercial	0	0	25,990	(4,454)	25,990	(4,454)
Collateralized mortgage obligations	0	0	6,219	(788)	6,219	(788)
Obligations of state and other political subdivisions	3,111	(33)	2,288	(306)	5,399	(339)
Asset-backed securities	0	0	0	0	0	0
Other securities	0	0	28,818	(2,432)	28,818	(2,432)
Total	$ 3,111	$ (33)	$ 63,315	$ (7,980)	$ 66,426	$ (8,013)

(Dollars in thousands)	December 31, 2023					
	Less than 12 months		12 months or more		Total	
	Fair value	Unrecognized loss	Fair value	Unrecognized loss	Fair value	Unrecognized loss
U.S. Treasuries	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Securities of U.S. government agencies and corporations	0	0	0	0	0	0
Mortgage-backed securities - residential	0	0	0	0	0	0
Mortgage-backed securities - commercial	0	0	28,298	(4,628)	28,298	(4,628)
Collateralized mortgage obligations	0	0	7,431	(539)	7,431	(539)
Obligations of state and other political subdivisions	1,128	(3)	1,488	(212)	2,616	(215)
Asset-backed securities	0	0	0	0	0	0
Other securities	0	0	27,869	(3,381)	27,869	(3,381)
Total	$ 1,128	$ (3)	$ 65,086	$ (8,760)	$ 66,214	$ (8,763)

For further detail on the fair value of investment securities, see Note 23 – Fair Value Disclosures.

5. Loans and Leases

First Financial offers clients a variety of commercial and consumer loan and lease products with diverse interest rates and payment terms. Commercial loan categories include C&I, CRE, construction real estate and lease financing. Consumer loan categories include residential real estate, home equity, installment and credit card.

Lending activities are primarily concentrated in states where the Bank operates banking centers (Ohio, Indiana, Kentucky and Illinois). First Financial also has certain specialty lending platforms that extend beyond the geographic banking center footprint. These specialty finance businesses provide insurance premium financing, equipment lease financing, financing to franchise owners and clients within the financial services industry.

Credit quality. To facilitate the monitoring of credit quality for commercial loans, First Financial utilizes the following categories of credit grades:

Pass - Higher quality loans that do not fit any of the other categories described below.

Special Mention - First Financial assigns a special mention rating to loans and leases with potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or lease or in First Financial's credit position at some future date.

Substandard - First Financial assigns a substandard rating to loans or leases that are inadequately protected by the current sound financial worth and paying capacity of the borrower or the collateral pledged, if any. Substandard loans and leases have well-defined weaknesses that jeopardize repayment of the debt. Substandard loans and leases are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not addressed.

Doubtful - First Financial assigns a doubtful rating to loans and leases with all of the attributes of a substandard rating with the added characteristic that the weaknesses make collection or liquidation in full highly questionable and improbable, on the basis of currently existing facts, conditions and values. The possibility of loss is extremely high, but because of certain important and reasonably specific pending factors that may work to the advantage and strengthening of the credit quality of the loan or lease, its classification as an estimated loss is deferred until its more exact status may be determined. Pending factors include proposed merger, acquisition or liquidation procedures, capital injection, perfecting liens on additional collateral and refinancing plans.

The credit grades previously described are derived from standard regulatory rating definitions and are assigned upon initial approval of credit to borrowers and updated periodically thereafter.

First Financial considers repayment performance to be the best indicator of credit quality for consumer loans. Consumer loans that have principal and interest payments that are past due by 90 days or more are generally classified as nonperforming. In 2022 and all years prior that are presented below, consumer loans that have been modified in a TDR are classified as nonperforming.

Notes to Consolidated Financial Statements

The following table sets forth the Company's loan portfolio at December 31, 2024 by risk attribute and origination date as well as detailing current period chargeoffs by year of origination:

(Dollars in thousands)	2024	2023	2022	2021	2020	Prior	Term Total	Revolving	Total
Commercial & industrial									
Pass	$ 819,600	$ 710,857	$ 592,046	$ 298,770	$ 162,136	$ 241,857	$2,825,266	$ 890,880	$ 3,716,146
Special mention	5,594	1,964	1,971	620	2,859	71	13,079	16,211	29,290
Substandard	4,873	3,433	22,508	8,533	347	4,309	44,003	26,419	70,422
Doubtful	0	0	0	0	0	0	0	0	0
Total	$ 830,067	$ 716,254	$ 616,525	$ 307,923	$ 165,342	$ 246,237	$2,882,348	$ 933,510	$ 3,815,858
YTD Gross chargeoffs	$ 318	$ 1,264	$ 5,293	$ 4,106	$ 147	$ 3,295	$ 14,423	$ 225	$ 14,648
Lease financing									
Pass	$ 228,132	$ 253,776	$ 70,608	$ 11,480	$ 5,309	$ 1,137	$ 570,442	$ 0	$ 570,442
Special mention	0	644	10,171	550	0	0	11,365	0	11,365
Substandard	292	10,225	4,893	129	8	691	16,238	0	16,238
Doubtful	0	0	0	0	0	0	0	0	0
Total	$ 228,424	$ 264,645	$ 85,672	$ 12,159	$ 5,317	$ 1,828	$ 598,045	$ 0	$ 598,045
YTD Gross chargeoffs	$ 0	$ 1,008	$ 451	$ 66	$ 0	$ 1,867	$ 3,392	$ 0	$ 3,392
Construction real estate									
Pass	$ 139,377	$ 213,300	$ 322,493	$ 40,740	$ 1,590	$ 17,352	$ 734,852	$ 0	$ 734,852
Special mention	3,525	0	12,737	0	17,832	0	34,094	0	34,094
Substandard	0	0	0	10,500	0	0	10,500	0	10,500
Doubtful	0	0	0	0	0	0	0	0	0
Total	$ 142,902	$ 213,300	$ 335,230	$ 51,240	$ 19,422	$ 17,352	$ 779,446	$ 0	$ 779,446
YTD Gross chargeoffs	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Commercial real estate - investor									
Pass	$ 515,950	$ 376,740	$ 497,047	$ 340,115	$ 231,922	$ 949,772	$2,911,546	$ 36,716	$ 2,948,262
Special mention	13,738	30,454	18,423	4,282	106	27,144	94,147	0	94,147
Substandard	0	0	10,600	0	4,950	35,425	50,975	0	50,975
Doubtful	0	0	0	0	0	0	0	0	0
Total	$ 529,688	$ 407,194	$ 526,070	$ 344,397	$ 236,978	$1,012,341	$3,056,668	$ 36,716	$ 3,093,384
YTD Gross chargeoffs	$ 0	$ 0	$ 0	$ 0	$ 788	$ 9,837	$ 10,625	$ 0	$ 10,625
Commercial real estate - owner									
Pass	$ 202,580	$ 126,550	$ 161,401	$ 94,052	$ 128,068	$ 215,902	$ 928,553	$ 17,268	$ 945,821
Special mention	1,839	134	213	2,210	504	1,173	6,073	0	6,073
Substandard	0	0	858	3,159	1,249	11,200	16,466	0	16,466
Doubtful	0	0	0	0	0	0	0	0	0
Total	$ 204,419	$ 126,684	$ 162,472	$ 99,421	$ 129,821	$ 228,275	$ 951,092	$ 17,268	$ 968,360
YTD Gross chargeoffs	$ 0	$ 0	$ 0	$ 0	$ 0	$ 8	$ 8	$ 0	$ 8
Residential real estate									
Performing	$ 129,008	$ 321,232	$ 324,180	$ 233,355	$ 169,901	$ 264,312	$1,441,988	$ 0	$ 1,441,988
Nonperforming	198	541	1,323	4,412	4,300	9,522	20,296	0	20,296
Total	$ 129,206	$ 321,773	$ 325,503	$ 237,767	$ 174,201	$ 273,834	$1,462,284	$ 0	$ 1,462,284
YTD Gross chargeoffs	$ 0	$ 0	$ 25	$ 16	$ 0	$ 102	$ 143	$ 0	$ 143
Home equity									
Performing	$ 30,799	$ 23,969	$ 20,280	$ 24,878	$ 28,882	$ 21,160	$ 149,968	$ 692,993	$ 842,961
Nonperforming	61	328	124	144	7	354	1,018	5,060	6,078
Total	$ 30,860	$ 24,297	$ 20,404	$ 25,022	$ 28,889	$ 21,514	$ 150,986	$ 698,053	$ 849,039
YTD Gross chargeoffs	$ 37	$ 37	$ 0	$ 186	$ 5	$ 182	$ 447	$ 0	$ 447
Installment									
Performing	$ 12,356	$ 9,997	$ 22,244	$ 11,500	$ 2,004	$ 3,759	$ 61,860	$ 69,153	$ 131,013
Nonperforming	190	116	607	268	20	16	1,217	821	2,038
Total	$ 12,546	$ 10,113	$ 22,851	$ 11,768	$ 2,024	$ 3,775	$ 63,077	$ 69,974	$ 133,051
YTD Gross chargeoffs	$ 382	$ 1,120	$ 4,066	$ 1,779	$ 71	$ 42	$ 7,460	$ 0	$ 7,460

Credit cards									
Performing	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 61,969	$ 61,969
Nonperforming	0	0	0	0	0	0	0	342	342
Total	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 62,311	$ 62,311
YTD Gross chargeoffs	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 2,586	$ 2,586
Grand Total Loans	$2,108,112	$2,084,260	$2,094,727	$1,089,697	$ 761,994	$1,805,156	$9,943,946	$ 1,817,832	$ 11,761,778
Grand Total YTD Gross Chargeoffs	$ 737	$ 3,429	$ 9,835	$ 6,153	$ 1,011	$ 15,333	$ 36,498	$ 2,811	$ 39,309

The following table sets forth the Company's loan portfolio at December 31, 2023 by risk attribute and origination date:

(Dollars in thousands)	2023	2022	2021	2020	2019	Prior	Term Total	Revolving	Total
Commercial & industrial									
Pass	$ 848,448	$ 736,213	$ 414,460	$ 265,143	$ 113,296	$ 226,970	$2,604,530	$ 774,080	$ 3,378,610
Special mention	0	13,373	4,970	882	19,560	1,328	40,113	8,882	48,995
Substandard	3,133	21,505	11,483	1,205	1,023	9,990	48,339	25,277	73,616
Doubtful	0	0	0	0	0	0	0	0	0
Total	$ 851,581	$ 771,091	$ 430,913	$ 267,230	$ 133,879	$ 238,288	$2,692,982	$ 808,239	$ 3,501,221
YTD Gross chargeoffs	$ 10	$ 2,978	$ 7,267	$ 7,055	$ 936	$ 929	$ 19,175	$ 0	$ 19,175
Lease financing									
Pass	$ 261,064	$ 186,997	$ 6,404	$ 1,189	$ 2,222	$ 523	$ 458,399	$ 0	$ 458,399
Special mention	4,761	8,047	0	0	0	0	12,808	0	12,808
Substandard	1,407	1,961	97	0	145	0	3,610	0	3,610
Doubtful	0	0	0	0	0	0	0	0	0
Total	$ 267,232	$ 197,005	$ 6,501	$ 1,189	$ 2,367	$ 523	$ 474,817	$ 0	$ 474,817
YTD Gross chargeoffs	$ 0	$ 0	$ 4,423	$ 0	$ 0	$ 0	$ 4,423	$ 0	$ 4,423
Construction real estate									
Pass	$ 170,259	$ 208,446	$ 108,886	$ 27,686	$ 7,784	$ 6,165	$ 529,226	$ 19,275	$ 548,501
Special mention	0	0	0	16,331	0	0	16,331	0	16,331
Substandard	0	0	0	0	0	0	0	0	0
Doubtful	0	0	0	0	0	0	0	0	0
Total	$ 170,259	$ 208,446	$ 108,886	$ 44,017	$ 7,784	$ 6,165	$ 545,557	$ 19,275	$ 564,832
YTD Gross chargeoffs	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Commercial real estate - investor									
Pass	$ 468,579	$ 595,423	$ 473,325	$ 261,794	$ 554,893	$ 636,598	$2,990,612	$ 39,668	$ 3,030,280
Special mention	7,894	9,345	12,134	110	32,756	14,204	76,443	0	76,443
Substandard	0	0	0	6,238	0	25,668	31,906	0	31,906
Doubtful	0	0	0	0	0	0	0	0	0
Total	$ 476,473	$ 604,768	$ 485,459	$ 268,142	$ 587,649	$ 676,470	$3,098,961	$ 39,668	$ 3,138,629
YTD Gross chargeoffs	$ 0	$ 0	$ 859	$ 2,030	$ 0	$ 3,119	$ 6,008	$ 0	$ 6,008
Commercial real estate - owner									
Pass	$ 138,932	$ 175,336	$ 130,240	$ 138,919	$ 86,182	$ 215,458	$ 885,067	$ 22,639	$ 907,706
Special mention	396	45	179	2,403	462	19,807	23,292	0	23,292
Substandard	0	0	3,919	835	1,324	5,234	11,312	0	11,312
Doubtful	0	0	0	0	0	0	0	0	0
Total	$ 139,328	$ 175,381	$ 134,338	$ 142,157	$ 87,968	$ 240,499	$ 919,671	$ 22,639	$ 942,310
YTD Gross chargeoffs	$ 0	$ 0	$ 0	$ 2,643	$ 1	$ 71	$ 2,715	$ 0	$ 2,715
Residential real estate									
Performing	$ 325,304	$ 234,583	$ 255,964	$ 188,212	$ 101,663	$ 210,583	$1,316,309	$ 0	$ 1,316,309
Nonperforming	243	917	2,584	3,496	2,160	7,965	17,365	0	17,365
Total	$ 325,547	$ 235,500	$ 258,548	$ 191,708	$ 103,823	$ 218,548	$1,333,674	$ 0	$ 1,333,674
YTD Gross chargeoffs	$ 0	$ 0	$ 8	$ 1	$ 27	$ 3	$ 39	$ 0	$ 39

Home equity									
Performing	$ 28,979	$ 23,175	$ 29,084	$ 32,917	$ 9,883	$ 22,419	$ 146,457	$ 606,183	$ 752,640
Nonperforming	20	69	258	162	138	317	964	5,072	6,036
Total	$ 28,999	$ 23,244	$ 29,342	$ 33,079	$ 10,021	$ 22,736	$ 147,421	$ 611,255	$ 758,676
YTD Gross chargeoffs	$ 0	$ 0	$ 7	$ 0	$ 174	$ 159	$ 340	$ 0	$ 340
Installment									
Performing	$ 16,026	$ 39,212	$ 22,961	$ 3,923	$ 1,691	$ 3,768	$ 87,581	$ 68,673	$ 156,254
Nonperforming	196	1,142	742	12	12	30	2,134	690	2,824
Total	$ 16,222	$ 40,354	$ 23,703	$ 3,935	$ 1,703	$ 3,798	$ 89,715	$ 69,363	$ 159,078
YTD Gross chargeoffs	$ 168	$ 3,189	$ 2,903	$ 154	$ 5	$ 23	$ 6,442	$ 0	$ 6,442
Credit cards									
Performing	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 59,438	$ 59,438
Nonperforming	0	0	0	0	0	0	0	501	501
Total	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 59,939	$ 59,939
YTD Gross chargeoffs	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 1,173	$ 1,173
Total Loans	$2,275,641	$2,255,789	$1,477,690	$ 951,457	$ 935,194	$1,407,027	$9,302,798	$ 1,630,378	$ 10,933,176
Total YTD Gross Chargeoffs	$ 178	$ 6,167	$ 15,467	$ 11,883	$ 1,143	$ 4,304	$ 39,142	$ 1,173	$ 40,315

Delinquency. Loans are considered past due or delinquent when the contractual principal or interest due in accordance with the terms of the loan agreement or any portion thereof remains unpaid after the due date of the scheduled payment.

Loan delinquency, including nonaccrual loans, was as follows:

As of December 31, 2024

(Dollars in thousands)	30 – 59 days past due	60 – 89 days past due	> 90 days past due	Total past due	Current	Total	> 90 days past due and still accruing
Loans							
Commercial & industrial	$ 4,521	$ 1,598	$ 2,470	$ 8,589	$ 3,807,269	$ 3,815,858	$ 0
Lease financing	3,096	3,085	3,386	9,567	588,478	598,045	19
Construction real estate	0	10,500	0	10,500	768,946	779,446	0
Commercial real estate-investor	0	0	17,360	17,360	3,076,024	3,093,384	0
Commercial real estate-owner	856	0	6,144	7,000	961,360	968,360	0
Residential real estate	6,217	154	5,968	12,339	1,449,945	1,462,284	0
Home equity	1,902	1,102	1,428	4,432	844,607	849,039	0
Installment	914	569	402	1,885	131,166	133,051	0
Credit card	450	196	342	988	61,323	62,311	342
Total	$ 17,956	$ 17,204	$ 37,500	$ 72,660	$11,689,118	$11,761,778	$ 361

As of December 31, 2023

(Dollars in thousands)	30 - 59 days past due	60 - 89 days past due	> 90 days past due	Total past due	Current	Total	> 90 days past due and still accruing
Loans							
Commercial & industrial	$ 1,717	$ 733	$ 4,822	$ 7,272	$ 3,493,949	$ 3,501,221	$ 376
Lease financing	790	1,028	4,224	6,042	468,775	474,817	1,151
Construction real estate	0	0	0	0	564,832	564,832	0
Commercial real estate-investor	19	16,455	6,238	22,712	3,115,917	3,138,629	0
Commercial real estate-owner	269	205	5,290	5,764	936,546	942,310	0
Residential real estate	4,786	1,929	3,744	10,459	1,323,215	1,333,674	0
Home equity	1,998	1,082	1,919	4,999	753,677	758,676	0
Installment	1,157	864	669	2,690	156,388	159,078	0
Credit card	320	211	501	1,032	58,907	59,939	501
Total	$ 11,056	$ 22,507	$ 27,407	$ 60,970	$10,872,206	$10,933,176	$ 2,028

Financial Difficulty Modifications. FDM might result when a borrower is in financial distress, and may be in the form of principal forgiveness, an interest rate reduction, a term extension or an other-than-insignificant payment delay. In some cases, the Company might provide multiple types of modifications for a single loan. One type of modification, such as payment delay, may be granted initially, however, if the borrower continues to experience financial difficulty, another modification, such as term extension and/or interest rate reduction might be granted. Loans included in the "combination" column in the table that follows have more than one modification made to the same loan within the current reporting period. Additionally, modifications with a term extension or interest rate reduction are intended to reduce the borrower's monthly payment, while modifications with a payment delay, which typically allow borrowers to make monthly payments, interest only payments for a period of time, are structured to cure the payment defaults by making delinquent payments due at maturity. Payment deferrals may be up to one year and have minimal financial impact since the deferred payments are paid at maturity.

The following tables provide the amortized cost basis, as of the period end date, of FDMs that were granted modifications during the years ended December 31, 2024 and 2023:

	Year ended December 31, 2024						
(Dollars in thousands)	Principal forgiveness	Payment delay	Term extension	Interest rate reduction	Combination: Term extension and interest rate reduction	Total	Percent of total class of loans
Commercial & industrial	$ 0	$ 0	$ 18,306	$ 0	$ 0	$ 18,306	0.48 %
Construction real estate	0	0	10,500	0	0	10,500	1.35 %
Residential real estate	0	2,353	4	0	0	2,357	0.16 %
Home equity	0	491	0	0	0	491	0.06 %
Total	$ 0	$ 2,844	$ 28,810	$ 0	$ 0	$ 31,654	0.27 %

	Year ended December 31, 2023						
(Dollars in thousands)	Principal forgiveness	Payment delay	Term extension	Interest rate reduction	Combination: Term extension and interest rate reduction	Total	Percent of total class of loans
Commercial & industrial	$ 0	$ 1,181	$ 3,329	$ 0	$ 0	$ 4,510	0.13 %
Residential real estate	0	1,889	96	0	55	2,040	0.15 %
Home equity	0	181	0	0	0	181	0.02 %
Total	$ 0	$ 3,251	$ 3,425	$ 0	$ 55	$ 6,731	0.06 %

The following tables provide the financial effect of FDMs granted during the years ended December 31, 2024 and 2023 by class of loans:

	Year ended December 31, 2024		
(Dollars in thousands)	Principal forgiveness	Weighted average interest rate reduction	Weighted average term extension
Commercial & industrial	$ 0	0.00 %	0.4 years
Construction real estate	0	0.00 %	0.3 years
Residential real estate	0	0.00 %	3.0 years
Total	$ 0	0.00 %	0.4 years

Notes to Consolidated Financial Statements

	Year ended December 31, 2023		
(Dollars in thousands)	Principal forgiveness	Weighted average interest rate reduction	Weighted average term extension
Commercial & industrial	$ 0	0.00 %	0.2 years
Residential real estate	0	2.00 %	11.4 years
Total	$ 0	2.00 %	0.7 years

The Company has committed to lend no additional amounts to the borrowers who have been classified as FDM. Additionally, there were 12 FDMs with a balance of $11.3 million that defaulted during the year ended December 31, 2024 and 18 FDMs with a balance of $4.4 million that defaulted during the year ended December 31, 2023.

The Company closely monitors the performance of FDMs to understand the effectiveness of its modification efforts. The following tables provide the performance of loans, as of the period end date, of FDMs granted during the twelve months preceding each year end:

	Twelve months ended December 31, 2024				
(Dollars in thousands)	Current	30 – 59 days past due	60 – 89 days past due	> 89 days past due	Total
Commercial & industrial	$ 17,916	$ 0	$ 0	$ 390	$ 18,306
Construction real estate	0	0	10,500	0	10,500
Residential real estate	1,159	890	241	67	2,357
Home equity	487	0	0	4	491
Total	$ 19,562	$ 890	$ 10,741	$ 461	$ 31,654

	Twelve months ended December 31, 2023				
(Dollars in thousands)	Current	30 – 59 days past due	60 – 89 days past due	> 89 days past due	Total
Commercial & industrial	$ 1,181	$ 821	$ 0	$ 2,508	$ 4,510
Residential real estate	1,021	500	240	279	2,040
Home equity	111	70	0	0	181
Total	$ 2,313	$ 1,391	$ 240	$ 2,787	$ 6,731

Nonaccrual. Loans are classified as nonaccrual when, in the opinion of management, collection of principal or interest is doubtful or when principal or interest payments are 90 days or more past due. Generally, loans are classified as nonaccrual due to the continued failure to adhere to contractual payment terms by the borrower, coupled with other pertinent factors. When a loan is classified as nonaccrual, the accrual of interest income is discontinued and previously accrued but unpaid interest is reversed. Any payments received while a loan is on nonaccrual status are applied as a reduction to the carrying value of the loan. A loan classified as nonaccrual may return to accrual status if none of the principal and interest is due and unpaid, and the Bank expects repayment of the remaining contractual principal and interest.

First Financial individually reviews all nonperforming loan relationships greater than $250,000 to determine if a reserve is required based on the borrower's overall financial condition, resources and payment record, support from guarantors and the realizable value of any collateral. These reserves are based on discounted cash flows using the loan's initial effective interest rate or the fair value of the collateral for certain collateral dependent loans.

The following table provides information on nonperforming loans as of December 31:

(Dollars in thousands)	2024 Nonaccrual loans with a related ACL	2024 Nonaccrual loans with no related ACL	2024 Total nonaccrual	2023 Nonaccrual loans with a related ACL	2023 Nonaccrual loans with no related ACL	2023 Total nonaccrual	2022 Nonaccrual loans with a related ACL	2022 Nonaccrual loans with no related ACL	2022 Total nonaccrual
Nonaccrual loans [1]									
Commercial & industrial	$ 1,939	$ 4,702	$ 6,641	$ 3,329	$ 12,417	$ 15,746	$ 6,692	$ 1,550	$ 8,242
Lease financing	1,982	4,245	6,227	1,505	2,105	3,610	0	178	178
Construction real estate	0	0	0	0	0	0	0	0	0
Commercial real estate	0	32,303	32,303	16,356	11,628	27,984	5,216	570	5,786
Residential real estate	0	16,700	16,700	0	14,067	14,067	0	10,691	10,691
Home equity	0	3,418	3,418	0	3,476	3,476	0	3,123	3,123
Installment	0	684	684	0	870	870	0	603	603
Total nonaccrual loans	$ 3,921	$ 62,052	$ 65,973	$ 21,190	$ 44,563	$ 65,753	$ 11,908	$ 16,715	$ 28,623

[1] Nonaccrual loans include nonaccrual TDRs of $10.0 million as of December 31, 2022.

Interest income recognized on nonaccrual loans was insignificant during the year ended December 31, 2024 and was $1.7 million and $1.6 million for the years ended December 31, 2023 and 2022, respectively.

Notes to Consolidated Financial Statements

A loan is considered to be collateral dependent when the borrower is experiencing financial difficulty and the repayment is expected to be provided substantially through the operation or sale of collateral. The following table presents the amortized cost basis of collateral dependent loans by class of loan.

		December 31, 2024					
			Type of Collateral				
(Dollar in thousands)	Business assets	Commercial real estate	Equipment	Land	Residential real estate	Other	Total
Class of loan							
Commercial & industrial	$ 2,527	$ 0	$ 1,434	$ 0	$ 0	$ 2,680	$ 6,641
Lease financing	0	0	6,227	0	0	0	6,227
Commercial real estate-investor	0	26,132	0	0	27	0	26,159
Commercial real estate-owner	0	4,250	1,894	0	0	0	6,144
Residential real estate	0	0	0	0	16,700	0	16,700
Home equity	0	0	0	0	3,418	0	3,418
Installment	0	0	0	0	0	684	684
Total	$ 2,527	$ 30,382	$ 9,555	$ 0	$ 20,145	$ 3,364	$ 65,973

		December 31, 2023					
			Type of Collateral				
(Dollar in thousands)	Business assets	Commercial real estate	Equipment	Land	Residential real estate	Other	Total
Class of loan							
Commercial & industrial	$ 10,952	$ 0	$ 3,869	$ 0	$ 0	$ 925	$ 15,746
Lease financing	0	0	3,610	0	0	0	3,610
Commercial real estate-investor	0	22,694	0	0	0	0	22,694
Commercial real estate-owner	0	3,397	1,893	0	0	0	5,290
Residential real estate	0	0	0	0	14,067	0	14,067
Home equity	0	0	0	0	3,476	0	3,476
Installment	0	0	0	0	0	870	870
Total	$ 10,952	$ 26,091	$ 9,372	$ 0	$ 17,543	$ 1,795	$ 65,753

Lease financing - Lessor. First Financial originates both sales-type and direct financing leases, and the Company manages and reviews lease residuals in accordance with its credit policies. Payments are generally fixed, however, in some agreements, lease payments may be indexed. Sales-type lease contracts contain the ability to purchase the underlying equipment at lease maturity and profit or loss is recognized at lease commencement. Direct financing leases are generally three to five years in length and may be extended at maturity, however, early cancellation may result in a fee to the borrower. For direct financing leases, the net unearned income is deferred and amortized over the life of the lease.

The components of the Company's net investments in direct financing and sales-type leases, which are included in Lease financing on the Consolidated Balance Sheets are as follows:

(Dollar in thousands)	December 31, 2024	December 31, 2023
Direct financing and sales-type leases		
Lease receivables	$ 581,651	$ 460,416
Unguaranteed residual values	16,394	14,401
Total net investment in direct financing and sales-type leases	$ 598,045	$ 474,817

Interest income for direct financing and sales-type leases was $34.2 million, $25.2 million and $11.8 million for the years ended December 31, 2024, 2023 and 2022, respectively.

The remaining maturities of lease receivables were as follows:

(Dollars in thousands)	Direct financing and Sales-type
2025	$ 195,616
2026	173,335
2027	140,974
2028	84,597
2029	42,730
Thereafter	26,010
Total lease payments	663,262
Less: unearned interest income	(81,611)
Net lease receivables	$ 581,651

OREO. OREO is comprised of properties acquired by the Company primarily through the loan foreclosure or repossession process, that result in partial or total satisfaction of problem loans.

Changes in OREO were as follows:

	Years ended December 31,		
(Dollars in thousands)	2024	2023	2022
Balance at beginning of year	$ 106	$ 191	$ 98
Additions			
Commercial real estate	0	0	0
Residential real estate	119	387	327
Total additions	119	387	327
Disposals			
Commercial real estate	0	0	(98)
Residential real estate	(136)	(288)	(94)
Total disposals	(136)	(288)	(192)
Valuation adjustments			
Commercial real estate	0	0	0
Residential real estate	(25)	(184)	(42)
Total valuation adjustments	(25)	(184)	(42)
Balance at end of year	$ 64	$ 106	$ 191

6. Allowance for Credit Losses

Allowance for credit losses - loans and leases. The ACL is a valuation account that is deducted from the amortized cost basis of loans to present the net amount expected to be collected. The ACL is increased by provision expense and decreased by charge-offs, net of recoveries of amounts previously charged-off. First Financial's policy is to charge-off all or a portion of a loan when, in management's opinion, it is unlikely to collect the principal amount owed in full either through payments from the borrower or a guarantor or from the liquidation of collateral. Similarly, upon the Company's determination that a modified loan (or portion of a loan) has subsequently been deemed uncollectible, the loan (or portion of the loan) is written off. Therefore, the amortized cost basis of the loan is reduced by the uncollectible amount and the allowance for credit losses is adjusted by the same amount. Cumulative recovery payments credited to the ACL for any loan do not exceed the amount charged-off. Accrued interest receivable on loans and leases, which totaled $53.2 million and $56.9 million as of December 31, 2024 and December 31, 2023, respectively, is excluded from the estimate of credit losses.

Management estimates the allowance using relevant available information from both internal and external sources, relating to past events, current conditions and reasonable and supportable forecasts. Historical credit loss experience paired with economic forecasts provide the basis for the quantitatively modeled estimation of expected credit losses. First Financial adjusts its quantitative model, as necessary, to reflect conditions not already considered by the quantitative model. These adjustments are commonly known as the Qualitative Framework.

The ACL is measured on a collective (pool) basis when similar risk characteristics exist. The Company has identified the following portfolio segments and measures the ACL using the following methods:

Commercial and industrial – C&I loans include revolving lines of credit and term loans to commercial customers for use in normal business operations to finance working capital needs, equipment purchases, leasehold improvements or other projects. C&I loans are generally underwritten individually and secured with the assets of the Company and/or the personal guarantee of the business owners. C&I loans also include ABL, equipment and leasehold improvement financing for franchisees in the quick service and casual dining restaurant sector, insurance premium financing and commission-based loans to insurance agents and brokers. ABL transactions typically involve larger commercial clients and are secured by specific assets, such as inventory, accounts receivable, machinery and equipment. In the franchise lending space, First Financial focuses on a limited number of restaurant concepts that have sound economics, low closure rates and strong brand awareness within specified local, regional or national markets. Within the insurance lending platform, First Financial serves insurance agents and brokers that are looking to maximize their book-of-business value and grow their agency business. Expected default activity in the C&I portfolio is based on forecasted manufacturing overtime hours and business bankruptcies. Changes in forecasted expectations for these economic variables could result in volatility in the Company's ACL in future periods.

Lease financing – Lease financing consists of lease transactions for the acquisition of both new and used business equipment for commercial clients. Lease products may include tax leases, finance leases, lease lines of credit and interim funding. The credit underwriting for lease transactions includes detailed analysis of the lessee's industry and business model, nature of the equipment, equipment resale values, historical and projected cash flow analysis, secondary sources of repayment and guarantor, in addition to other considerations.

The ACL model for leases sources expected default rates from the C&I portfolio model. Therefore, changes in forecasted expectations for manufacturing overtime hours and business bankruptcies could result in volatility in the Company's ACL as it pertains to finance leases in future periods.

Construction real estate – Real estate construction loans are term loans to individuals, companies or developers used for the construction or development of a commercial or residential property for which repayment will be generated by the sale or permanent financing of the property. Generally, these loans are for construction projects that have been pre-sold, pre-leased or have secured permanent financing, as well as loans to real estate companies with significant equity invested in the project. An independent credit team underwrites construction real estate loans, which are managed by experienced lending officers and monitored through the construction phase by a centralized funding desk that manages loan disbursements.

The construction ACL model is adjusted for forecasted changes in rental vacancy rates in the Bank's geographic footprint, CRE prices and median asking rent. Changes in forecasted expectations for these economic variables could result in volatility in the Company's ACL in future periods.

Commercial real estate - owner & investor – Commercial real estate loans consist of term loans secured by a mortgage lien on real estate properties such as apartment buildings, office and industrial buildings and retail shopping centers. Additionally, the Company's franchise lending activities discussed in the "Commercial and Industrial" section often include the financing of real estate in addition to equipment. The credit underwriting for both owner-occupied and investor income producing real estate loans includes detailed market analysis, historical and projected cash flow analysis, appropriate equity margins, assessment of lessees and lessors, environmental risks and the type, age, condition and location of real estate, among other factors.

First Financial models owner-occupied and investor CRE separately when determining the ACL. For owner occupied CRE, the model is adjusted for forecasted changes in S&P 500 performance, CRE prices, and business bankruptcies. The investor CRE loans model is adjusted by forecasted S&P 500 performance, the return on rental property (NCREIF Property Index) and business bankruptcies. Changes in forecasted expectations for these economic variables could result in volatility in the Company's ACL in future periods.

Residential real estate – Residential real estate loans represent loans to consumers for the financing of a residence. These loans generally have a 15 to 30 year term and a fixed interest rate, but may have a shorter term to maturity or an adjustable interest rate. In most cases, these loans are extended to borrowers to finance their primary residence. First Financial sells residential real estate loan originations into the secondary market on both servicing retained and servicing released bases. Residential real estate loans are generally underwritten to secondary market lending standards, utilizing underwriting processes that rely on empirical data to assess credit risk as well as analysis of the borrower's ability to repay their obligations, credit history, the amount of any down payment and the market value or other characteristics of the property. First Financial also offers a residential mortgage product that features similar borrower credit characteristics but a more streamlined underwriting process than typically required to sell to government-sponsored enterprises and thus is retained on the Consolidated Balance Sheets.

The residential real estate ACL model is adjusted for forecasted changes in mortgage debt service ratio, home sales, and disposable income. Changes in forecasted expectations for these economic variables could result in volatility in the Company's ACL in future periods.

Home equity – Home equity lending includes both term loans and revolving lines of credit secured by a first or second lien on the borrower's residence. Home equity lending underwriting considerations include the borrower's credit history as well as debt-to-income and loan-to-value policy limits.

The home equity ACL model is adjusted for forecasted changes in personal bankruptcies and outstanding consumer credit. Changes in forecasted expectations for these economic variables could result in volatility in the Company's ACL in future periods.

Installment – Installment lending consists of consumer loans not secured by real estate, including loans secured by automobiles and unsecured personal loans.

The installment ACL model is adjusted for forecasted changes in outstanding consumer credit and CPI. Changes in forecasted expectations for these economic variables could result in volatility in the Company's ACL in future periods.

Credit card – Credit card lending consists of secured and unsecured revolving lines of credit to consumer and business customers. Credit card lines are generally available for an indefinite period of time as long as the borrower's credit characteristics do not materially or adversely change, but lines are unconditionally cancellable by the Company at any time.

The credit card ACL model is adjusted for forecasted changes in prime rate, outstanding consumer credit and household mortgage debt service ratio. Changes in forecasted expectations for these economic variables could result in volatility in the Company's ACL in future periods.

The Company utilized the Moody's December baseline forecast as its R&S forecast in the quantitative model. For reasonableness, the Company also considered the impact to the model from alternative, more adverse economic forecasts, and alternative prepayment speeds. These alternative analyses were utilized to inform the Company's qualitative adjustments. Additionally, First Financial considered its credit exposure to certain industries believed to be at risk for future credit stress, such as franchise, office, hotel and investor commercial real estate lending when making qualitative adjustments to the ACL model.

First Financial's ACL is influenced by loan volumes, risk rating migration or delinquency status, and other conditions impacting loss expectations, such as reasonable and supportable forecasts of economic conditions. For the twelve months ended December 31, 2024, the ACL increased slightly as the impact from slower prepayment speeds and loan growth were partially offset by improvements in economic forecasts and credit quality. For the twelve months ended, December 31, 2023, the ACL increased as due to strong loan growth and slower prepayment speeds.

Notes to Consolidated Financial Statements

Changes in the allowance by loan category as of December 31 were as follows:

2024

(Dollars in thousands)	Commercial & industrial	Lease financing	Construction real estate	Commercial real estate	Residential real estate	Home equity	Installment	Credit card	Total
Allowance for credit losses									
Balance at beginning of year	$ 44,319	$ 12,365	$ 11,003	$ 34,903	$ 18,088	$ 13,322	$ 4,888	$ 2,545	$ 141,433
Provision for credit losses	17,705	4,018	8,213	11,232	(229)	1,239	4,852	2,181	49,211
Gross charge-offs	(14,648)	(3,392)	0	(10,633)	(143)	(447)	(7,460)	(2,586)	(39,309)
Recoveries	2,611	88	0	219	106	660	1,284	488	5,456
Total net charge-offs	(12,037)	(3,304)	0	(10,414)	(37)	213	(6,176)	(2,098)	(33,853)
Ending allowance for credit losses	$ 49,987	$ 13,079	$ 19,216	$ 35,721	$ 17,822	$ 14,774	$ 3,564	$ 2,628	$ 156,791

2023

(Dollars in thousands)	Commercial & industrial	Lease financing	Construction real estate	Commercial real estate	Residential real estate	Home equity	Installment	Credit card	Total
Allowance for credit losses									
Balance at beginning of year	$ 42,313	$ 3,571	$ 13,527	$ 41,106	$ 12,684	$ 12,447	$ 4,945	$ 2,384	$ 132,977
Provision for credit losses	19,647	13,162	(2,524)	(3)	5,196	600	5,944	1,052	43,074
Gross charge-offs	(19,175)	(4,423)	0	(8,723)	(39)	(340)	(6,442)	(1,173)	(40,315)
Recoveries	1,534	55	0	2,523	247	615	441	282	5,697
Total net charge-offs	(17,641)	(4,368)	0	(6,200)	208	275	(6,001)	(891)	(34,618)
Ending allowance for credit losses	$ 44,319	$ 12,365	$ 11,003	$ 34,903	$ 18,088	$ 13,322	$ 4,888	$ 2,545	$ 141,433

2022

(Dollars in thousands)	Commercial & industrial	Lease financing	Construction real estate	Commercial real estate	Residential real estate	Home equity	Installment	Credit card	Total
Allowance for credit losses									
Balance at beginning of year	$ 44,052	$ 1,633	$ 11,874	$ 53,420	$ 6,225	$ 9,643	$ 1,097	$ 4,048	$ 131,992
Provision for credit losses	3,221	2,041	1,653	(12,951)	6,509	2,066	5,232	(1,040)	6,731
Gross charge-offs	(5,899)	(152)	0	(3,667)	(224)	(160)	(1,549)	(907)	(12,558)
Recoveries	939	49	0	4,304	174	898	165	283	6,812
Total net charge-offs	(4,960)	(103)	0	637	(50)	738	(1,384)	(624)	(5,746)
Ending allowance for credit losses	$ 42,313	$ 3,571	$ 13,527	$ 41,106	$ 12,684	$ 12,447	$ 4,945	$ 2,384	$ 132,977

Allowance for credit losses - unfunded commitments. First Financial estimates expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life consistent with the Company's ACL methodology for loans and leases.

First Financial determined the adequacy of this reserve based upon an evaluation of the unfunded credit facilities, which included consideration of historical commitment utilization experience, credit risk ratings and historical loss rates, consistent with the Company's ACL methodology at the time.

The ACL on unfunded commitments was $16.9 million as of December 31, 2024 and $18.4 million as of December 31, 2023. First Financial recorded $1.6 million of provision recapture related to the ACL on unfunded commitments for the twelve months ended December 31, 2024. First Financial recorded an insignificant amount of provision expense related to the ACL on unfunded commitments for the twelve months ended December 31, 2023 and $5.0 million of provision expense related to the ACL on unfunded commitments for the twelve months ended December 31, 2022.

7. Premises and Equipment

Premises and equipment at December 31 were as follows:

(Dollars in thousands)	2024	2023
Land and land improvements	$ 47,670	$ 48,575
Buildings	167,013	162,423
Furniture and fixtures	77,363	72,580
Leasehold improvements	31,953	32,060
Construction in progress	9,532	8,413
	333,531	324,051
Less: Accumulated depreciation and amortization	135,566	129,311
Total	$ 197,965	$ 194,740

Depreciation expense recorded on premises and equipment in 2024, 2023 and 2022 was $14.4 million, $13.3 million and $12.9 million, respectively.

8. Leases - Lessee

A lease is defined as a contract, or part of a contract, that conveys the right to control the use of identified property, plant or equipment for a period of time in exchange for consideration. For contracts where First Financial is a lessee, the recipient of the right to control, substantially all of those agreements are for real estate property for branches, ATM locations and office space.

Substantially all of the Company's leases are classified as operating leases. Under Accounting Topic 842, operating lease agreements are required to be recognized on the Consolidated Balance Sheets as a ROU asset and a corresponding lease liability. The Company's right to use an asset over the life of a lease is recorded as a ROU asset in Accrued interest and other assets on the Consolidated Balance Sheet and was $49.9 million and $54.2 million at December 31, 2024 and 2023, respectively. Certain adjustments to the ROU asset may be required for items such as initial direct costs paid or incentives received. First Financial recorded a $59.8 million and $64.5 million lease liability in Accrued interest and other liabilities on the Consolidated Balance Sheets at December 31, 2024 and 2023, respectively.

The calculated amount of the ROU assets and lease liabilities are impacted by the length of the lease term and the discount rate used to calculate the present value of minimum lease payments. Regarding the discount rate, Topic 842 requires the use of the rate implicit in the lease whenever this rate is readily determinable. As this rate is rarely determinable, the Company utilizes its incremental borrowing rate at lease inception, on a collateralized basis, over a similar term.

Leases with an initial term of 12 months or less are not recorded on the balance sheet and First Financial recognizes lease expense for these leases on a straight-line basis over the term of the lease. Most leases include one or more options to renew, with renewal terms that can extend the lease term from one to 20 years or more. The exercise of renewal options on operating leases is at the Company's sole discretion, and certain leases may include options to purchase the leased property. If at lease inception, the Company considers the exercising of a renewal option to be reasonably certain, the Company will include the extended term in the calculation of the ROU asset and lease liability. First Financial does not enter into lease agreements which contain material residual value guarantees or material restrictive covenants.

Certain leases provide for increases in future minimum annual rental payments as defined in the lease agreements and leases generally also include real estate taxes and common area maintenance charges in the annual rental payments.

The components of lease expense for the years ended December 31, 2024, 2023 and 2022 were as follows:

(Dollars in thousands)	December 31, 2024	December 31, 2023	December 31, 2022
Operating lease cost	$ 8,095	$ 7,773	$ 7,626
Short-term lease cost	0	0	8
Variable lease cost	3,109	3,107	2,827
Total operating lease cost	$ 11,204	$ 10,880	$ 10,461

Future minimum commitments due under these lease agreements as of December 31, 2024 are as follows:

(Dollars in thousands)	Operating leases
2025	$ 8,147
2026	7,884
2027	7,561
2028	7,524
2029	7,100
Thereafter	36,365
Total lease payments	74,582
Less: imputed interest	(14,781)
Total	$ 59,801

The weighted average lease term and discount rate for the Company's operating leases were as follows:

	December 31, 2024	December 31, 2023	December 31, 2022
Operating leases			
Weighted-average remaining lease term	11.5 years	12.3 years	13.1 years
Weighted-average discount rate	3.48 %	3.43 %	3.29 %

Supplemental cash information at year end related to leases was as follows:

(Dollars in thousands)	December 31, 2024	December 31, 2023	December 31, 2022
Cash paid for amounts included in the measurement of lease liabilities			
Operating cash flows from operating leases	$ 8,441	$ 7,819	$ 7,824
ROU assets obtained in exchange for lease obligations			
Operating leases	1,552	6,585	4,730

9. Operating Leases - Lessor

First Financial provides financing for various types of equipment through a variety of leasing arrangements. Operating leases are carried at cost less accumulated depreciation in the Consolidated Balance Sheets. Operating leases were $209.1 million and $153.2 million at December 31, 2024 and December 31, 2023, respectively, net of accumulated depreciation of $93.6 million and $62.1 million at December 31, 2024 and December 31, 2023, respectively. The Company recorded lease income of $54.6 million, $39.8 million and $24.5 million related to lease payments for operating leases in leasing business income in the Consolidated Statements of Income for the years ended December 31, 2024, 2023 and 2022, respectively. Depreciation expense related to operating lease equipment was $44.3 million, $32.5 million and $20.4 million for the years ended December 31, 2024, 2023 and 2022, respectively. Depreciation expense related to operating lease equipment is included in Leasing business expense in the Consolidated Statements of Income.

First Financial performs assessments of the recoverability of long-lived assets when events or changes in circumstances indicate that their carrying values may not be recoverable. First Financial recognized no impairment losses associated with operating lease assets for the twelve months ended December 31, 2024, 2023 or 2022. Recognized impairment losses, if any, would be recorded in Leasing business income in the Consolidated Statements of Income.

The future lease payments receivable from operating leases as of December 31, 2024 are as follows:

(Dollars in thousands)	Undiscounted cash flows
2025	$ 61,401
2026	50,954
2027	34,731
2028	18,892
2029	10,302
Thereafter	3,827
Total operating lease payments	$ 180,107

10. Goodwill and Other Intangible Assets

Goodwill. Assets and liabilities acquired in a business combination are recorded at their estimated fair values as of the acquisition date. The excess of the purchase price of the acquisition over the fair value of net assets acquired is recorded as goodwill.

Changes in the carrying amount of goodwill for the years ended December 31, 2024, 2023 and 2022 are shown below.

(Dollars in thousands)	2024	2023	2022
Balance at beginning of year	$ 1,005,868	$ 1,001,507	$ 1,000,749
Goodwill resulting from business combinations	1,788	4,361	758
Balance at end of year	$ 1,007,656	$ 1,005,868	$ 1,001,507

In the first quarter of 2024, First Financial recorded $1.8 million of goodwill related to the acquisition of Agile Premium Finance. Agile specializes in lending to commercial customers to finance insurance premiums. These loans are generally secured by the unearned premiums on the underlying insurance policies and are typically short in duration. This acquisition is consistent with First Financial's approach of adding niche financial services to its line-up of core banking services and will complement First Financial's existing specialty lending business. The measurement period for recording adjustments to the fair value of assets and liabilities acquired in the Agile acquisition ends in February 2025.

In the first quarter of 2023, First Financial recorded $4.2 million of goodwill related to the acquisition of the assets of Brady Ware Capital. Brady Ware Capital specializes in buy-side and sell-side consulting services for mid-sized businesses. Similar to Agile, this acquisition is consistent with First Financial's approach of adding niche financial services to further expand its broad service offerings. In May 2023, First Financial also acquired Brady Ware Corporate Finance, a broker-dealer and member of FINRA. First Financial recorded $0.1 million of goodwill in connection with the acquisition of Brady Ware Corporate Finance. The measurement period for recording adjustments to the fair value of assets and liabilities ended in January 2024 for Brady Ware Capital and in May 2024 for Brady Ware Corporate Finance.

During the fourth quarter of 2022, First Financial recorded its final adjustments to goodwill of $0.8 million related to the Summit Funding Group, Inc. acquisition which occurred in December 2021.

Goodwill is evaluated for impairment on an annual basis as of October 1 of each year, or whenever events or changes in circumstances indicate that the fair value of a reporting unit may be below its carrying value. First Financial performed its most recent annual qualitative impairment test as of October 1, 2024 and no impairment was indicated. As of December 31, 2024, no events or changes in circumstances indicated that the fair value of the reporting unit was below its carrying value.

Other intangible assets. Other intangible assets consist primarily of core deposit intangibles, customer lists, mortgage servicing rights and other miscellaneous intangibles, such as purchase commissions, non-compete agreements and trade name intangibles.

Notes to Consolidated Financial Statements

Core deposit intangibles represent the estimated fair value of acquired customer deposit relationships on the date of acquisition and are amortized on an accelerated basis over their estimated useful lives. First Financial's core deposit intangibles have an estimated weighted average remaining life of 3.3 years.

First Financial recorded a customer list intangible asset in conjunction with the Agile, Summit and Bannockburn acquisitions to account for the obligation or advantage on the part of either the Company or the customer to continue the pre-existing relationship subsequent to the merger. These customer list intangibles are being amortized on a straight-line basis over their estimated useful lives. The Agile customer list was $2.5 million at December 31, 2024 and is being amortized over an estimated remaining life of 12.2 years. The Summit customer list was $22.6 million and $25.1 million at December 31, 2024 and December 31, 2023, respectively, and is being amortized over an estimated remaining life of 9.0 years. The Bannockburn customer list was $20.3 million and $23.9 million at December 31, 2024 and December 31, 2023, respectively, and is being amortized over an estimated remaining life of 5.7 years.

Mortgage servicing rights represent the value of servicing fees First Financial expects to receive from the servicing responsibilities it retained when selling fixed and adjustable-rate residential mortgage loans. In those sales, First Financial retains servicing responsibilities and provides certain standard representations and warranties; however, the investors have no recourse to the Company's other assets for failure of debtors to pay when due. First Financial receives servicing fees based on a percentage of the outstanding balance. When First Financial sells mortgage loans with servicing rights retained, these servicing rights are initially recorded at fair value. First Financial has selected the "amortization method" as permissible within GAAP, whereby the servicing rights capitalized are amortized in proportion to and over the period of estimated future servicing income with respect to the underlying loan. At the end of each reporting period, the carrying value of MSRs is assessed for impairment with a comparison to fair value. MSRs are carried at the lower of their amortized cost or fair value. The amortization of MSRs is included within other noninterest income in the Consolidated Statements of Income.

Amortization expense recognized on intangible assets for 2024, 2023 and 2022 was $13.1 million, $13.4 million and $14.3 million, respectively, which includes MSR amortization of $3.6 million, $3.0 million and $3.1 million, respectively.

The gross carrying amount and accumulated amortization of other intangible assets were as follows:

(Dollars in thousands)	December 31, 2024		December 31, 2023	
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Amortized intangible assets				
Core deposit intangibles	$ 41,750	$ (32,302)	$ 41,750	$ (29,395)
Customer list	72,278	(26,822)	69,563	(20,553)
Other	9,381	(3,416)	10,960	(5,477)
Mortgage servicing rights	27,217	(8,795)	23,791	(6,690)
Total	$ 150,626	$ (71,335)	$ 146,064	$ (62,115)

The estimated amortization expense of intangible assets for the next five years is as follows:

(Dollars in thousands)	Intangible amortization
2025	$ 9,562
2026	9,330
2027	9,260
2028	7,051
2029	6,304

11. Deposits

Time deposits that meet or exceed the FDIC insurance limit of $250,000 at December 31, 2024 and 2023 were $554.0 million and $300.1 million, respectively.

Scheduled maturities of all time deposits for the next five years were as follows:

(Dollars in thousands)	Time deposits
2025	$ 3,054,563
2026	71,468
2027	13,786
2028	8,008
2029	4,272
Thereafter	168
Total	$ 3,152,265

12. Borrowings

Short-term borrowings, or borrowings that mature in less than one year, on the Consolidated Balance Sheets include repurchase agreements utilized for corporate sweep accounts with cash management account agreements in place, federal funds purchased, overnight advances from the FHLB and a short-term line of credit.

The following is a summary of short-term borrowings for the last three years:

	2024		2023		2022	
(Dollars in thousands)	Amount	Rate	Amount	Rate	Amount	Rate
At December 31,						
FHLB borrowings	$ 625,000	4.63 %	$ 800,000	5.47 %	$1,130,000	4.58 %
Other short-term borrowings	130,452	4.33 %	137,814	5.33 %	157,156	4.33 %
Total	$ 755,452	4.58 %	$ 937,814	5.45 %	$1,287,156	4.55 %
Average for the year						
Federal funds purchased and securities sold under agreements to repurchase	$ 4,522	5.63 %	$ 15,583	5.25 %	$ 29,526	1.42 %
FHLB borrowings	588,987	5.47 %	845,666	5.25 %	672,928	2.37 %
Other short-term borrowings	119,361	5.33 %	158,221	5.18 %	115,041	2.38 %
Total	$ 712,870	5.45 %	$1,019,470	5.24 %	$ 817,495	2.34 %

All repurchase agreements are subject to terms and conditions agreed to by the Bank and the client. To secure its liability to the client, the Bank is authorized to sell or repurchase U.S. Treasury, government agency and mortgage-backed securities. As of both December 31, 2024 and 2023, the Bank had no securities sold under agreements to repurchase.

First Financial had outstanding FHLB advances included in short-term borrowings of $625.0 million as of December 31, 2024 and $800.0 million outstanding short-term FHLB advances as of December 31, 2023. Additionally, at December 31, 2024 and 2023, other short-term borrowings included $130.5 million and $137.8 million, respectively, of collateral owed to counterparty banks by First Financial.

Notes to Consolidated Financial Statements

First Financial also has a $40.0 million short-term credit facility with an unaffiliated bank that matures in December, 2025, which is included in short-term borrowings. This facility has a variable interest rate and provides First Financial additional liquidity, if needed, for various corporate activities including the repurchase of First Financial common stock and the payment of dividends to shareholders. As of both December 31, 2024 and December 31, 2023, First Financial had no outstanding balance on this facility. The credit agreement requires First Financial to comply with certain covenants including those related to asset quality and capital levels, and First Financial was in compliance with all covenants associated with this facility as of both December 31, 2024 and December 31, 2023. This credit facility also required First Financial to pledge as collateral the Bank's common stock where the lender is granted a security interest in this collateral.

The following is a summary of First Financial's long-term debt:

(Dollars in thousands)	2024		2023	
	Amount	Average Rate	Amount	Average Rate
Subordinated debt	$ 314,619	5.43 %	$ 314,163	5.60 %
Unamortized debt issuance costs	(1,227)	n/a	(1,613)	n/a
Notes issued in conjunction with acquisition of property and equipment	31,822	4.95 %	29,179	4.40 %
Capital lease liability	1,520	3.85 %	1,611	3.84 %
Capital loan with municipality	775	0.00 %	775	0.00 %
Total long-term debt	$ 347,509	5.39 %	$ 344,115	5.51 %

As of December 31, 2024, First Financial's long-term debt matures as follows:

(Dollars in thousands)	Long-term debt
2025	$ 122,902
2026	3,742
2027	9,576
2028	4,758
2029	8,107
Thereafter	198,424
Total	$ 347,509

In 2015, First Financial issued $120.0 million of subordinated notes, which have a fixed interest rate of 5.13% payable semiannually and mature in August 2025. These notes are not redeemable by the Company or callable by the holders of the notes prior to maturity. Subordinated notes are included in Long-term debt on the Consolidated Balance Sheets and treated as Tier 2 capital for regulatory capital purposes, subject certain limitations. When subordinated notes are within five years of maturity, the Tier 2 capital eligibility reduces by 20% each year. Since this subordinated debt is within one year of maturity, it is no longer eligible to be treated as Tier 2 capital for regulatory capital purposes at December 31, 2024.

In April 2020, First Financial issued $150.0 million of fixed to floating rate subordinated notes. The subordinated notes have an initial fixed interest rate of 5.25% to, but excluding, May 15, 2025, payable semi-annually in arrears. From, and including, May 15, 2025, the interest rate on the subordinated notes will reset quarterly to a floating rate per annum equal to a benchmark rate, which is expected to be the then-current three-month term SOFR, plus 509 basis points, payable quarterly in arrears. The subordinated notes mature on May 15, 2030. These notes are redeemable by the Company in whole or in part beginning with the interest payment date of May 15, 2025. This subordinated debt issued in April 2020 that matures in May 2030, is eligible to be treated as Tier 2 capital for 100% of its original issuance amount at December 31, 2024 for regulatory capital purposes.

In addition, First Financial acquired $49.5 million of variable rate subordinated notes in the MSFG merger that were issued to previously formed trusts in exchange for the trust proceeds. These notes were recorded at fair value at the date of the MSFG merger and the Consolidated Balance Sheets include $44.6 million and $44.2 million for these notes at December 31, 2024 and December 31, 2023, respectively. Interest on the acquired subordinated notes is payable quarterly, in arrears, and the Company has the option to defer interest payments for a period not to exceed 20 consecutive quarters. These acquired subordinated notes mature 30 years after the date of original issuance and may be called at par following the 5 year anniversary of issuance. These variable rate subordinated notes are treated as Tier 1 capital for regulatory capital purposes.

Additionally, long-term borrowings also included $31.8 million and $29.2 million of term notes, both with and without recourse, with an average interest rate of 4.95% and 4.40% at December 31, 2024 and 2023, respectively. These term notes were used to finance Summit's equity investment in the purchase of equipment to be leased to customers.

13. Derivatives

First Financial maintains an overall risk management strategy that incorporates the use of derivative instruments to reduce certain risks related to interest rate, prepayment and foreign currency volatility. Additionally, First Financial holds derivative instruments for the benefit of its commercial customers and for other business purposes. The Company does not enter into unhedged speculative derivative positions. The Company's interest rate risk management strategy involves modifying the repricing characteristics of certain financial instruments so that changes in interest rates do not adversely affect First Financial's net interest margin and cash flows. Derivative instruments that the Company may use as part of its interest rate risk management strategy include interest rate caps, floors, swaps, and foreign exchange contracts, to meet the needs of its clients while managing the interest and currency rate risk associated with certain transactions. First Financial may also utilize interest rate swaps to manage the interest rate risk profile of the Company. These derivatives are reported within Accumulated other comprehensive income (loss).

Interest rate payments are exchanged with counterparties based on the notional amount established in the interest rate agreement. As only interest rate payments are exchanged, the cash requirements and credit risk associated with interest rate swaps are significantly less than the notional amount and the Company's credit risk exposure is limited to the market value of the instruments. First Financial does not use derivatives for speculative purposes.

First Financial manages this market value credit risk through counterparty credit policies including a review of total derivative notional position to total assets, total credit exposure to total capital and counterparty credit exposure risk.

The Company is exposed to losses if a counterparty fails to make its payments under a contract in which the Company is in the net receiving position. The Company anticipates that the counterparties will be able to fully satisfy the obligations under the agreements. All of the contracts to which the Company is a party settle monthly, quarterly or semi-annually. In addition, First Financial obtains collateral above certain thresholds of the fair value of derivatives for each dealer counterparty based upon their credit standing and the Company has netting agreements with the dealers with which it does business.

For discussion of First Financial's accounting for derivative instruments, see Note 1 – Summary of Significant Accounting Policies.

Interest rate client derivatives. First Financial utilizes interest rate swaps as a means to offer commercial borrowers fixed rate funding while providing the Company with floating rate assets. These derivatives are classified as free-standing instruments with the revaluation gain or loss recorded in Client derivative fees in the Consolidated Statements of Income. While these derivatives represent economic hedges, they do not qualify as hedges for accounting purposes.

At December 31, 2024, for interest rate derivatives, the Company had a total counterparty notional amount outstanding of $2.2 billion, spread among six counterparties, with an estimated fair value of $91.7 million. At December 31, 2023, the Company had interest rate derivatives with a total counterparty notional amount outstanding of $2.2 billion, spread among six counterparties, with an estimated fair value of $95.7 million.

First Financial monitors its derivative credit exposure to borrowers by monitoring the creditworthiness of the related loan customers through the Company's normal credit review processes. Additionally, the Company's monitors derivative credit risk exposure related to problem loans through the its ACL committee. First Financial considers the market value of a derivative instrument to be part of the carrying value of the related loan for these purposes as the borrower is contractually obligated to pay First Financial this amount in the event the derivative contract is terminated.

In connection with its use of derivative instruments, First Financial and its counterparties may be required to post cash collateral to offset the market position of the derivative instruments. First Financial maintains the right to offset these derivative positions with the collateral posted against them by or with the relevant counterparties.

Foreign exchange contracts. First Financial enters into foreign exchange derivative contracts for the benefit of commercial customers to hedge their exposure to foreign currency fluctuations. Similar to the hedging of interest rate risk from interest rate client derivative contracts, First Financial also enters into foreign exchange contracts with major financial institutions to economically hedge a substantial portion of the exposure from client driven foreign exchange activity. These derivatives are classified as free-standing instruments with the revaluation gain or loss recorded in Foreign exchange income in the Consolidated Statements of Income. The Company has internal controls and client credit risk limits in place to help ensure excessive risk is not being taken when providing this service to customers. These controls include a determination of currency volatility and credit equivalent exposure on these contracts. At December 31, 2024, the Company had total counterparty notional amount outstanding of $5.8 billion spread among four counterparties, with an estimated fair value of $29.0 million related to foreign exchange contracts, which is included in Accrued interest and other liabilities in the Consolidated Balance Sheets. At December 31, 2023, the Company had total counterparty notional amounts outstanding of $7.0 billion spread among five counterparties, with an estimated fair value of $23.9 million.

In connection with its use of foreign exchange contracts, First Financial and its counterparties may be required to post cash collateral to offset the market position of the derivative instruments. First Financial maintains the right to offset these derivative positions with the collateral posted against them by or with the relevant counterparties.

In 2024, a single foreign exchange trade was mutually terminated and the counterparty was not able to immediately fully satisfy the obligation under the agreement. As such, a $45.0 million receivable was established in Accrued interest and other assets on the Consolidated Balance Sheet, and the Company considers this receivable a classified asset for asset quality purposes.

Commodity contracts. In August of 2024, First Financial began entering into financially settled commodity derivative contracts for the benefit of commercial customers to hedge their exposure to various commodity price fluctuations. Similar to the hedging of interest rate risk from interest rate client derivative and foreign exchange contracts, First Financial also enters into commodity contracts with major financial institutions to economically hedge a substantial portion of the exposure from client driven commodity derivative activity. These derivatives are classified as free-standing instruments with the revaluation gain or loss recorded in Derivative income in the Consolidated Statements of Income. The Company has risk limits and internal controls in place to help ensure excessive risk is not being taken when providing this service to customers. These controls include monitoring of commodity volatility and credit exposure on these contracts. While these derivatives represent economic hedges, they do not qualify as hedges for accounting purposes. At December 31, 2024, the Company had total counterparty notional amount outstanding of $1.7 million with three counterparties and an estimated fair value of $0.2 million.

Cash flow hedges. In 2023, First Financial entered into interest rate collars and floors, which are designated as cash flow hedges. These cash flow hedges are utilized to mitigate interest rate risk on variable-rate commercial loan pools. As of December 31, 2024, the hedges were determined to be effective during the period and are expected to remain effective during the remaining terms. Changes in the fair value of cash flow hedges included in the assessment of hedge effectiveness are recorded in AOCI and reclassified from AOCI to current period earnings when the hedged item affects earnings. Reclassified gains and losses on interest rate contracts related to commercial and industrial loans are recorded within interest income in the Consolidated Statements of Income.

The structure of the interest rate collars is such that First Financial pays the counterparty an incremental amount if the collar index exceeds the cap rate. Conversely, First Financial receives an incremental amount if the index falls below the floor rate. No payments are required if the collar index is between the cap and floor rates.

The structure of First Financial's interest rate floors is such that First Financial receives an incremental amount if the index falls below the floor strike rate. No payments are required if the index remains above the floor strike rate.

The notional value of the Company's cash flow hedges was $1.0 billion as of December 31, 2024, with the $1.2 million loss recorded in AOCI in the Consolidated Balance Sheet. As of December 31, 2024, the maximum length of time over which the Company is hedging its exposure to the variability in future cash flows is 48 months. It is estimated that $0.7 million will be reclassified from OCI to interest income during the next 12 months.

At December 31, 2023, the notional value of the Company's cash flow hedges was $1.0 billion, with a $3.8 million gain recorded in AOCI in the Consolidated Balance Sheet. As of December 31, 2023, the maximum length of time over which the Company was hedging its exposure to the variability in future cash flows was 60 months.

The effect of derivative instruments in cash flow hedging relationships on the Consolidated Statements of Income were as follows:

Derivatives in Cash Flow Hedging Relationship	Location of Gain or (Loss) Reclassified from AOCI into income	Gain (loss) reclassified in AOCI on Derivatives		Gain (loss) recognized in OCI on Derivatives	
(Dollars in thousands)		December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Interest rate contracts	Interest income/(expense)	$ (795)	$ (237)	$ (1,176)	$ 3,755

The following table details the classification and amounts of interest rate derivatives, foreign exchange contracts and cash flow hedges recognized in the Consolidated Balance Sheets:

	December 31, 2024			December 31, 2023		
		Estimated fair value			Estimated fair value	
(Dollars in thousands)	Notional amount	Gain [1]	Loss [2]	Notional amount	Gain [1]	Loss [2]
Derivatives not designated as qualifying hedging instruments						
Interest rate derivatives-instruments associated with loans [3]						
Matched interest rate swaps with borrower	$ 2,211,542	$ 6,849	$ (95,341)	$ 2,172,714	$ 13,232	$ (104,343)
Matched interest rate swaps with counterparty	2,211,542	95,292	(6,849)	2,172,714	104,092	(13,232)
Foreign exchange contracts [4]						
Matched foreign exchange contracts with customers	5,772,686	161,686	(132,732)	7,021,569	84,731	(60,825)
Matched foreign exchange contracts with counterparty	5,741,839	132,732	(161,686)	6,972,870	60,825	(84,731)
Commodity contracts [5]						
Matched commodity with client	1,717	0	(158)	0	0	0
Matched commodity with counterparty	1,701	158	0	0	0	0
Total derivatives not designated as qualifying hedging instruments	15,941,027	396,717	(396,766)	18,339,867	262,880	(263,131)
Derivatives designated as qualifying hedging instruments						
Cash flow hedges [6]						
Interest rate collars and floors	1,000,000	387	(619)	1,000,000	6,896	0
Total derivatives designated as qualifying hedging instruments	1,000,000	387	(619)	1,000,000	6,896	0
Total	$16,941,027	$ 397,104	$ (397,385)	$19,339,867	$ 269,776	$ (263,131)

[1] Derivative assets are included in Accrued interest and other assets in the Consolidated Balance Sheets.
[2] Derivative liabilities are included in Accrued interest and other liabilities in the Consolidated Balance Sheets.
[3] Changes in fair value are included in Client derivative fees in the Consolidated Statements of Income.
[4] Changes in fair value are included in Foreign exchange income in the Consolidated Statements of Income.
[5] Changes in fair value are included in Client derivative fees in the Consolidated Statements of Income.
[6] Changes in fair value are included in Accumulated comprehensive income in the Consolidated Balance sheets.

The following table discloses the gross and net amounts of derivative contracts recognized in the Consolidated Balance Sheets:

	December 31, 2024			December 31, 2023		
(Dollars in thousands)	Gross amounts of recognized assets/ (liabilities)	Gross amounts offset in the Consolidated Balance Sheets	Net amounts of assets/ (liabilities) presented in the Consolidated Balance Sheets	Gross amounts of recognized assets/ (liabilities)	Gross amounts offset in the Consolidated Balance Sheets	Net amounts of assets/ (liabilities) presented in the Consolidated Balance Sheets
Interest rate contracts	$ (242,720)	$ 102,141	$ (140,579)	$ (117,324)	$ 270,678	$ 153,354
Foreign exchange contracts	(294,418)	144,710	(149,708)	(145,556)	55,959	(89,597)
Commodity contracts	(158)	158	0	0	0	0
Cash flow hedges	1,917	(619)	1,298	6,896	(4,886)	2,010
Total	$ (535,379)	$ 246,390	$ (288,989)	$ (255,984)	$ 321,751	$ 65,767

Notes to Consolidated Financial Statements

The following table details the derivative financial instruments and the average remaining maturities at December 31, 2024:

(Dollars in thousands)	Notional amount	Average maturity (years)	Fair value
Interest rate contracts			
Receive fixed, matched interest rate swaps with borrower	$ 2,211,542	4.1	$ (88,492)
Pay fixed, matched interest rate swaps with counterparty	2,211,542	4.1	88,443
Foreign exchange contracts			
Foreign exchange contracts - pay USD	5,772,686	0.7	28,954
Foreign exchange contracts - receive USD	5,741,839	0.7	(28,954)
Commodities contracts			
Client commodity contracts	1,717	0.3	(158)
Counterparty commodity contracts	1,701	0.3	158
Total client derivatives	15,941,027	1.6	(49)
Cash flow hedges			
Interest rate collars and floors on loan pools	1,000,000	2.5	(232)
Total cash flow hedges	1,000,000	2.5	(232)
Total	$ 16,941,027	1.7	$ (281)

At December 31, 2024, derivative collateral owed by the Company to counterparty banks was $115.4 million with $15.0 million restricted within cash and due from banks on the Company's Consolidated Balance Sheets and $130.5 million recorded in short-term borrowings. Derivative collateral owed by the Company to counterparty banks at December 31, 2023 was $116.2 million with $21.6 million restricted within cash and due from banks and $137.8 million recorded in short-term borrowings.

Credit derivatives. In conjunction with participating interests in commercial loans, First Financial periodically enters into risk participation agreements with counterparties whereby First Financial assumes or sells a portion of the credit exposure associated with an interest rate swap on the participated loan in exchange for a fee. Under these agreements, First Financial will either make a payment or receive a payment from the counterparty if the loan customer defaults on its obligation to perform under the interest rate swap contract. The total notional value of the purchased risk agreements totaled $204.8 million as of December 31, 2024 and $232.5 million as of December 31, 2023. The total notional value of the sold risk agreements totaled $106.0 million as of December 31, 2024 and $109.2 million as of December 31, 2023. The net fair value of these agreements is recorded in Accrued interest and other liabilities on the Consolidated Balance Sheets and was insignificant at December 31, 2024 and $0.1 million at December 31, 2023.

Mortgage Derivatives. First Financial enters into IRLCs and forward commitments for the future delivery of mortgage loans to third party investors, which are considered derivatives. When borrowers secure an IRLC with First Financial and the loans are intended to be sold, First Financial will enter into forward commitments for the future delivery of the loans to third party investors in order to hedge against the effect of changes in interest rates impacting IRLCs and and loans held for sale. At December 31, 2024, the notional amount of the IRLCs was $27.8 million and the notional amount of forward commitments was $22.3 million. As of December 31, 2023, the notional amount of IRLCs was $25.2 million and the notional amount of forward commitments was $25.5 million. The fair value of these agreements was $0.2 million at December 31, 2024 and $0.3 million at December 31, 2023 and was recorded in Accrued interest and other assets on the Consolidated Balance Sheets.

14. Commitments and Contingencies

First Financial offers a variety of financial instruments including letters of credit and outstanding commitments to extend credit to assist clients in meeting their requirement for liquidity and credit enhancement. GAAP does not require these financial instruments to be recorded in the Consolidated Financial Statements.

First Financial utilizes the same credit policies in issuing commitments and conditional obligations as it does for credit instruments recorded on the Consolidated Balance Sheets. First Financial's exposure to credit loss in the event of nonperformance by the counterparty is represented by the contractual amounts of those instruments. First Financial estimates credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company in accordance with ASC 326. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated useful life consistent with the Company's ACL methodology for loans and leases. Adjustments to the reserve for unfunded commitments are recorded in Provision for credit losses - unfunded commitments in the Consolidated Statements of Income. First Financial had $16.9 million and $18.4 million of reserves for unfunded commitments recorded in Accrued interest and other liabilities on the Consolidated Balance Sheets as of December 31, 2024 and 2023, respectively.

Loan commitments. Loan commitments are agreements to extend credit to a client absent any violation of conditions established in the commitment agreement. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by First Financial upon extension of credit, is based on management's credit evaluation of the client. The collateral held varies, but may include securities, real estate, inventory, plant or equipment. First Financial had commitments outstanding to extend credit, totaling $3.8 billion and $4.5 billion at December 31, 2024 and 2023, respectively. As of December 31, 2024, loan commitments with a fixed interest rate totaled $69.3 million while commitments with variable interest rates totaled $3.7 billion. At December 31, 2023, loan commitments with a fixed interest rate totaled $108.2 million while commitments with variable interest rates totaled $4.4 billion. The fixed rate loan commitments have interest rates ranging from 0.00% to 21.00% and maturities ranging from less than 1 year to 31.6 years for both December 31, 2024 and 2023.

The following table presents by type First Financial's active loan balances and related obligations to extend credit:

| (dollars in thousands) | December 31, 2024 | | December 31, 2023 | |
	Unfunded commitment	Loan balance	Unfunded commitment	Loan balance
Commercial & industrial	$ 1,887,965	$ 3,815,858	$ 1,942,868	$ 3,501,221
Lease financing	0	598,045	0	474,817
Construction real estate	327,743	779,446	565,009	564,832
Commercial real estate-investor	95,810	3,093,384	101,689	3,138,629
Commercial real estate-owner	40,791	968,360	40,346	942,310
Residential real estate	76,401	1,462,284	98,686	1,333,674
Home equity	1,002,965	849,039	972,474	758,676
Installment	33,200	133,051	25,841	159,078
Credit card	285,782	62,311	235,686	59,939
Total	$ 3,750,657	$ 11,761,778	$ 3,982,599	$ 10,933,176

Letters of credit. Letters of credit are conditional commitments issued by First Financial to guarantee the performance of a client to a third party. First Financial's letters of credit consist of performance assurances made on behalf of clients who have a contractual commitment to produce or deliver goods or services. The risk to First Financial arises from its obligation to make payment in the event of the client's contractual default to produce the contracted good or service to a third party. First Financial has issued letters of credit aggregating $25.1 million and $34.9 million at December 31, 2024, and 2023, respectively. Management conducts regular reviews of these instruments on an individual client basis.

Risk participation agreements. First Financial is a party in risk participation transactions of interest rate swaps, which had total notional amount of $310.7 million and $341.7 million at December 31, 2024 and 2023, respectively.

Affordable housing projects and other tax credit investments. First Financial is a limited partner in several tax-advantaged limited partnerships whose purpose is to invest in approved qualified affordable housing, renewable energy, or other renovation or community revitalization projects. These investments are included in Accrued interest and other assets in the Consolidated Balance Sheets, with any unfunded commitments included in Accrued interest and other liabilities in the Consolidated Balance Sheets. As of December 31, 2024, First Financial expects to recover its remaining investments through the use of the tax credits that are generated by the investments.

First Financial adopted ASU 2023-02 effective January 1, 2024, using the modified retrospective basis. This ASU was required for fiscal years beginning after December 15, 2023 and expanded the scope of the proportional amortization method to equity investments beyond LIHTC investments. First Financial has made an accounting policy election to apply PAM to the following tax credit programs: HTC, NMTC, and renewable energy tax credits. For each program that First Financial elected to the apply proportional amortization method, First Financial analyzed each investment individually under the scope criteria to determine if PAM applies. First Financial determined that it was eligible to apply PAM to certain HTC investments, however not every HTC investment qualified under the existing guidance. At the time of adoption, First Financial's existing NMTC and renewable energy tax credits were not eligible to apply PAM. Consistent with the guidance set forth in the ASU, First Financial recorded a $0.6 million adjustment to retained earnings to account for the transition of qualified HTC that transitioned to PAM during the first quarter of 2024.

The following table summarizes First Financial's investments in affordable housing projects and other tax credit investments.

(Dollars in thousands)		December 31, 2024		December 31, 2023	
Investment	Accounting Method	Investment	Unfunded commitment	Investment	Unfunded commitment
LIHTC	Proportional amortization	$ 148,942	$ 72,830	$ 142,933	$ 80,465
HTC	Proportional amortization	14,077	56	0	0
HTC	Equity	8,781	6,656	19,798	14,043
NMTC	Equity	1,191	0	1,938	0
Renewable energy	Equity	10,571	222	23,981	1,857
Total		$ 183,562	$ 79,764	$ 188,650	$ 96,365

The following tables summarize First Financial's amortization expense and tax benefit recognized in affordable housing projects and other tax credit investments.

(Dollars in thousands)		Twelve months ended					
		December 31, 2024		December 31, 2023		December 31, 2022	
Investment	Accounting Method	Amortization expense [1]	Tax expense (benefit) recognized [2]	Amortization expense [1]	Tax expense (benefit) recognized [2]	Amortization expense [1]	Tax expense (benefit) recognized [2]
LIHTC	Proportional amortization	$ 15,481	$ (15,662)	$ 14,545	$ (14,563)	$ 11,929	$ (11,088)
HTC	Proportional amortization	3,057	(4,417)	0	0	0	0
HTC	Equity	1,420	(403)	0	(319)	0	(319)
NMTC	Equity	125	(5)	415	(210)	415	(210)
Renewable energy	Equity	12,851	(12,667)	0	0	23,411	(25,473)
Total		$ 32,934	$ (33,154)	$ 14,960	$ (15,092)	$ 35,755	$ (37,090)

[1] The amortization expense for the LIHTC investments is included in income tax expense. The amortization expense for the HTC, NMTC, and Renewable energy tax credits is included in other noninterest expense.

[2] All of the tax benefits recognized are included in Income tax expense. The tax benefit recognized for the HTC, NMTC, and Renewable energy investments primarily reflects the tax credits generated from the investments and excludes the net tax expense (benefit) and deferred tax liability of the investments' income (loss).

Contingencies/Litigation. First Financial and its subsidiaries are engaged in various matters of litigation from time to time, and have a number of unresolved claims pending.

For year ended December 31, 2022, legal settlement expenses of $3.3 million were paid related to overdraft litigation which was accrued in 2021. No legal settlement expenses were accrued or paid in the years ended December 31, 2024 or 2023.

Additionally, as part of the ordinary course of business, First Financial and its subsidiaries are parties to other litigation, including claims to the ownership of funds in particular accounts, the collection of delinquent accounts, challenges to security interests in collateral, foreclosure interests that are incidental to our regular business activities and other matters. While the ultimate liability with respect to these litigation matters and claims cannot be determined at this time, First Financial believes that damages, if any, and other amounts relating to pending matters are not probable or cannot be reasonably estimated as of December 31, 2024. Reserves are established for these various matters of litigation, when appropriate, under FASB ASC Topic

450, *Contingencies*, based in part upon the advice of legal counsel. First Financial had no reserves related to litigation matters as of December 31, 2024 or December 31, 2023.

15. Related Party Transactions

Loans to directors, executive officers, principal holders of First Financial's common stock and certain related persons were as follows:

(Dollars in thousands)		2024
Beginning balance	$	3,253
Additions		4,594
Deductions		(136)
Ending balance	$	7,710
Loans 90 days or more past due	$	0

Related parties of First Financial, as defined for inclusion in the table above, were clients of, and had transactions with, subsidiaries of First Financial during the periods noted. Similar transactions with related parties may be expected in future periods.

16. Income Taxes

Income tax expense consisted of the following components:

(Dollars in thousands)		2024		2023		2022
Current expense						
Federal	$	15,133	$	46,800	$	24,307
State		3,159		2,568		3,308
Total current expense		18,292		49,368		27,615
Deferred expense (benefit)						
Federal		21,014		11,769		(4,399)
State		188		1,596		894
Total deferred expense (benefit)		21,202		13,365		(3,505)
Income tax expense	$	39,494	$	62,733	$	24,110

The difference between the federal income tax rates applied to income before income taxes and the effective rates were due to the following:

(Dollars in thousands)		2024		2023		2022
Income taxes computed at federal statutory rate (21%) on income before income taxes	$	56,348	$	66,905	$	50,762
Benefit from tax-exempt income		(4,892)		(6,165)		(5,743)
Tax credits		(29,188)		(15,271)		(37,331)
Basis reduction on tax credit		1,630		87		2,761
Tax expense (benefit) of equity compensation		(289)		(418)		(154)
State income taxes, net of federal tax benefit		1,676		3,290		3,320
Affordable housing investments		12,453		12,097		9,341
Other		1,756		2,208		1,154
Income tax expense	$	39,494	$	62,733	$	24,110

Notes to Consolidated Financial Statements

The major components of the temporary differences that gave rise to deferred tax assets and liabilities at December 31, 2024, and 2023, were as follows:

(Dollars in thousands)	2024	2023
Deferred tax assets		
Allowance for credit losses	$ 35,984	$ 32,453
Deferred compensation	430	326
Postretirement benefits other than pension liability	502	537
Accrued stock-based compensation	2,701	2,317
Interest on nonaccrual loans	398	336
Accrued expenses	7,978	7,822
Net unrealized losses on investment securities	72,464	79,652
Net unrealized losses on derivatives	354	0
State net operating loss	1,462	960
Leasing liability	14,185	15,290
Reserve for unfunded commitments	3,902	4,261
Section 174 capitalized expense	1,373	656
Other	283	13,400
Total deferred tax assets	142,016	158,010
Deferred tax liabilities		
Tax depreciation in excess of book depreciation	(5,652)	(7,568)
FHLB and FRB stock	(3,910)	(3,911)
Mortgage-servicing rights	(4,262)	(3,956)
Leasing activities	(42,654)	(36,940)
Retirement obligation	(10,608)	(9,811)
Intangible assets	(23,138)	(20,789)
Deferred loan fees and costs	(3,406)	(2,408)
Prepaid expenses	(408)	(353)
Limited partnership investments	(9,394)	(3,062)
Fair value adjustments on business combinations	(5,716)	(5,788)
Net unrealized gains on derivatives	0	(1,130)
ASU 2016-01 unrealized gain/loss-equity securities	(207)	(2,401)
Right of use assets	(11,839)	(12,868)
Other	(4,811)	(3,918)
Total deferred tax liabilities	(126,005)	(114,903)
Total net deferred tax asset (liability)	$ 16,011	$ 43,107

At December 31, 2024 and 2023, the Company had a state net operating loss carryforward from MSFG of $1.9 million and $1.7 million, respectively. This carryforward begins to expire in 2026. The Company expects to fully utilize this net operating loss and, therefore, a valuation allowance was not required at December 31, 2024 and 2023. The acquired MSFG state net operating loss is subject to IRC Section 382 and is limited annually.

The realization of the Company's deferred tax assets is dependent upon the Company's ability to generate taxable income in future periods and the reversal of deferred tax liabilities during the same period. The Company has evaluated the available evidence supporting the realization of its deferred tax assets and determined it is more likely than not that the assets will be realized and thus no valuation allowance was recorded at December 31, 2024 and 2023.

The Bank's retained earnings at December 31, 2024 and 2023 included base-year bad debt reserves of $16.1 million. Base-year reserves are subject to recapture in the event the Bank redeems its stock, makes distributions in excess of current and accumulated earnings and profits (as calculated for federal income tax purposes), loses its "bank" status or liquidates. The

Bank has no intention of meeting any of the criteria for recapture. Accordingly, a deferred income tax liability of $3.4 million has not been recorded.

First Financial had no unrecognized tax benefits at both December 31, 2024 and December 31, 2023 compared to $1.9 million at December 31, 2022. As defined by FASB ASC Topic 740-10, Income Taxes, an unrecognized tax benefit is a position that if recognized would favorably impact the effective income tax rate in future periods. The unrecognized tax benefit in 2022 was related to state income tax exposures where the Company believed it was likely that, upon examination, a state may have taken a position contrary to the position taken by First Financial. A resolution regarding the Company's uncertain tax position resulted in partial recognition of the benefit in the second quarter of 2023. First Financial recognizes interest accrued related to unrecognized tax benefits and penalties as income tax expense. At December 31, 2024, 2023 and 2022, the Company had no interest or penalties recorded.

A progression of gross unrecognized tax benefits as of December 31, 2024, 2023 and 2022 is as follows:

(Dollars in thousands)	2024		2023		2022
Balance at beginning of year	$	0	$	2,386	$	2,386
Reductions for tax positions of prior years		0		(1,909)		0
Settlements		0		(477)		0
Balance at end of year	$	0	$	0	$	2,386

First Financial and its subsidiaries are subject to U.S. federal income tax as well as state and local income tax in several jurisdictions. Tax years prior to 2021 have been closed and are no longer subject to U.S. federal income tax examinations. Tax years 2021 through 2024 remain open to examination by the federal taxing authority. With limited exception, First Financial is no longer subject to state and local income tax examinations for years prior to 2020.

17. Employee Benefit Plans

Pension plan. First Financial sponsors a non-contributory defined benefit pension plan covering substantially all employees and uses a December 31 measurement date for the plan. Plan assets are primarily invested in fixed income and equity mutual funds. The pension plan does not directly own any shares of First Financial common stock or any other First Financial security or product.

The investment objective of the Plan is to structure the assets to mirror the liabilities of the Plan, with the fixed income component matching the identified near and long-term plan distributions and the equity component generating growth of capital to meet other future Plan liabilities. The determination of the overall expected long-term return on plan assets was based on the composition of plan assets and long-term asset class return estimates developed by the Plan advisor, as well as a consensus of estimates from similarly managed portfolios of expected future returns.

First Financial recorded expense related to its pension plan of $6.1 million for 2024, $3.5 million for 2023 and $2.0 million for 2022. The components of net periodic benefit cost other than the service cost component are included in Other noninterest expense while service costs are recorded as a component Salaries and employee benefits in the Consolidated Statements of Income.

First Financial made no cash contributions to the pension plan in 2024, 2023 or 2022. Since the plan is fully funded, First Financial does not expect to make any contributions in 2025.

Notes to Consolidated Financial Statements

The following tables set forth information concerning amounts recognized in First Financial's Consolidated Balance Sheets and Consolidated Statements of Income related to the Company's pension plan:

		December 31,		
(Dollars in thousands)		2024		2023
Change in benefit obligation				
Benefit obligation at beginning of year	$	93,433	$	80,006
Service cost		10,198		9,291
Interest cost		4,649		4,279
Actuarial (gain) loss		3,460		6,687
Benefits paid, excluding settlement		(7,443)		(6,830)
Benefit obligation at end of year		104,297		93,433
Change in plan assets				
Fair value of plan assets at beginning of year		144,540		133,449
Actual return on plan assets		13,057		17,921
Benefits paid, excluding settlement		(7,443)		(6,830)
Fair value of plan assets at end of year		150,154		144,540
Amounts recognized in the Consolidated Balance Sheets				
Assets		45,857		51,106
Liabilities		0		0
Net amount recognized	$	45,857	$	51,106
Amounts recognized in accumulated other comprehensive income (loss)				
Net actuarial loss	$	39,641	$	40,459
Net prior service cost		12		22
Deferred tax assets		(9,173)		(9,364)
Net amount recognized	$	30,480	$	31,117
Change in accumulated other comprehensive income (loss)	$	(637)	$	(906)
Accumulated benefit obligation	$	104,047	$	92,953

The change in the defined benefit obligations for the period was primarily a result of increased service costs as a result of increased active headcount and small changes to interest cost.

The components of net periodic benefit cost are shown in the table that follows:

	December 31,		
(Dollars in thousands)	2024	2023	2022
Service cost	$ 10,198	$ 9,291	$ 9,065
Interest cost	4,649	4,279	2,585
Expected return on assets	(10,555)	(10,802)	(10,982)
Amortization of prior service cost (credit)	10	10	(302)
Recognized net actuarial loss	1,776	737	1,636
Net periodic benefit (income) cost	6,078	3,515	2,002
Other changes recognized in accumulated other comprehensive income (loss)			
Net actuarial (gain) loss	958	(432)	16,001
Prior service cost	0	0	0
Amortization of prior service cost (credit)	(10)	(10)	302
Amortization of gain	(1,776)	(737)	(1,636)
Total recognized in accumulated other comprehensive income (loss)	(828)	(1,179)	14,667
Total recognized in net periodic benefit cost and accumulated other comprehensive income (loss)	$ 5,250	$ 2,336	$ 16,669

The pension plan assumptions are shown in the table that follows:

	December 31,		
	2024	2023	2022
Benefit obligations			
Discount rate	5.69 %	5.18 %	5.50 %
Rate of compensation increase	3.50 %	3.50 %	3.50 %
Weighted average interest crediting rate	5.49 %	4.93 %	5.20 %
Net periodic benefit cost			
Discount rate	5.18 %	5.50 %	2.89 %
Expected return on plan assets	7.25 %	7.25 %	7.25 %
Rate of compensation increase	3.50 %	3.50 %	3.50 %
Weighted average interest crediting rate	4.93 %	5.20 %	2.58 %

The fair value of the plan assets as of December 31, 2024 by asset category is shown in the table that follows:

	Fair Value Measurements			
(Dollars in thousands)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Asset Category				
Cash	$ 245	$ 245	$ 0	$ 0
U. S. Government agencies	4,110	0	4,110	0
Fixed income mutual funds	65,139	65,139	0	0
Equity mutual funds	65,212	65,212	0	0
Total assets in fair value hierarchy	134,706	130,596	4,110	0
Collective trusts	15,448	0	0	0
Investments at fair value	$ 150,154	$ 130,596	$ 4,110	$ 0

Notes to Consolidated Financial Statements

The fair value of the plan assets as of December 31, 2023 by asset category is shown in the table that follows:

		Fair Value Measurements		
(Dollars in thousands)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Asset Category				
Cash	$ 193	$ 193	$ 0	$ 0
U. S. Government agencies	2,751	0	2,751	0
Fixed income mutual funds	53,022	53,022	0	0
Equity mutual funds	74,301	74,301	0	0
Total assets in fair value hierarchy	130,267	127,516	2,751	0
Collective trusts	14,273	0	0	0
Investments at fair value	$ 144,540	$ 127,516	$ 2,751	$ 0

The pension plan utilizes values provided by third-party pricing vendors to price investment securities in accordance with the fair value hierarchy of the Fair Value Topic and reviews the pricing methodologies utilized by the pricing vendors to ensure that the fair value determination is consistent with the applicable accounting guidance.

The level within the fair value hierarchy is based on the lowest level of input that is significant in the fair value measurement. The following methods, assumptions and valuation techniques were used by First Financial to measure the financial assets in the Company's pension plan.

U.S. Government Agency Securities. These securities are valued using matrix pricing models developed by a third party and consider standard input factors such as observable market data, benchmark yields, interest rate volatility, broker/dealer quotes, credit spreads and new issue data. Matrix pricing is widely used to value securities without solely relying on quoted market prices for specific securities (Level 2).

Mutual funds. Mutual funds held by the pension plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission and are valued at the daily closing price as reported by the fund. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded (Level 1).

Collective trusts. The collective trusts are alternative investments valued at the net asset value of units of the collective trusts. The net asset value is used as a practical expedient to estimate fair value and is priced quarterly on a month lag. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the plan initiates a full redemption of the collective trusts, the issuer reserves the right to require 12 months notification in order to ensure that securities liquidations will be carried out in an orderly business manner.

Investments measured at fair value using net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the hierarchy tables for such investments are intended to permit reconciliation to the fair value of plan assets at the end of the year.

See Note 23 – Fair Value Disclosures for further information related to the framework for measuring fair value and the fair value hierarchy.

The following benefit payments, which reflect expected future service, are expected to be paid:

(Dollars in thousands)	Expected benefit payments
2025	$ 7,519
2026	7,279
2027	8,671
2028	7,865
2029	10,482
Thereafter	54,019

401(k) plan. First Financial sponsors a defined contribution 401(k) plan which covers substantially all employees. Employees may contribute up to 50% of their earnings into the plan, not to exceed applicable limitations prescribed by the Internal Revenue Service. First Financial's contributions to the 401(k) plan are discretionary. The Company made no contributions to the 401(k) plan during the years ended December 31, 2024, 2023 or 2022.

18. Revenue Recognition

The majority of the Company's revenues come from sources that are outside of the scope of ASU 2014-09, *Revenue from Contracts with Customers*. Income sources that are outside of this standard include income earned on loans, leases, securities, derivatives and foreign exchange, excluding spot transactions. The Company's services that fall within the scope of ASU 2014-09 are presented within Noninterest income and are recognized as revenue when the Company satisfies its obligation to the customer. Services within the scope of this guidance include service charges on deposits, wealth management fees, bankcard income, foreign exchange spot income, gain/loss on the sale of OREO and investment brokerage fees.

Service charges on deposit accounts. The Company earns revenues from its deposit customers for transaction-based fees, account maintenance fees and overdraft fees. Transaction-based fees, which include services such as ATM use fees, stop payment charges, statement rendering and ACH fees, are recognized at the time the transaction is executed as that is the point in time the Company fulfills the customer's request. Account maintenance fees, which relate primarily to monthly maintenance, are earned over the course of a month, representing the period over which the Company satisfies the performance obligation. Similarly, overdraft fees are recognized at the point in time that the overdraft occurs as this corresponds with the Company's performance obligation. Service charges on deposit accounts are withdrawn from the customer's deposit account.

Wealth management fees. Wealth management fees are primarily asset-based, but can also include flat fees based upon a specific service rendered, such as tax preparation services. The Company's performance obligation is generally satisfied over time and the resulting fees are recognized monthly, based upon the month-end market value of the assets under management and the applicable fees. The Company does not earn performance-based incentives. Optional services such as real estate sales and tax return preparation services are also available to existing wealth management customers. The Company's performance obligation for these transactional-based services is generally satisfied, and related revenue recognized, as incurred.

Wealth management fees also includes brokerage revenue. Brokerage revenue represents fees from investment brokerage services provided to customers by a third party provider. The Company receives commissions from the third-party service provider on a monthly basis based upon customer activity for the month. The fees are recognized monthly and a receivable is recorded until commissions are paid the following month. Because the Company (i) acts as an agent in arranging the relationship between the customer and the third-party service provider and (ii) does not control the services rendered to the customers, investment brokerage fees are presented net of related costs.

Bankcard income. The Company earns interchange fees from cardholder transactions conducted through the Visa payment network. Interchange fees from cardholder transactions represent a percentage of the underlying transaction value and are recognized concurrent with the transaction processing services provided to the cardholder. Interchange income is presented on the Consolidated Statements of Income net of expenses. Gross interchange income for 2024 was $30.0 million, partially offset by $15.6 million of expenses within Noninterest income. Gross interchange income for 2023 was $29.7 million, partially offset by $15.7 million of expenses within Noninterest income, while gross interchange income for 2022 was $29.5 million, partially offset by $15.1 million of expenses within Noninterest income.

Foreign exchange income. Foreign exchange income includes both spot and forward income in First Financial's Consolidated Statements of Income. Forward income is excluded from the scope of ASU 2019-04, however, spot income is within the scope of the guidance. A foreign exchange spot trade is a trade made for immediate exchange and delivery of the currency, thus satisfying the performance obligation. Income from foreign exchange spot trades was $10.4 million, $9.8 million and $7.3 million for 2024, 2023 and 2022, respectively.

Other. Other noninterest income includes other recurring revenue streams such as transaction fees, safe deposit rental income, insurance commissions, merchant referral income and gain (loss) on sale of OREO. Transaction fees primarily include check printing sales commissions, collection fees and wire transfer fees which arise from in-branch transactions. Safe deposit rental income arises from fees charged to the customer on an annual basis and recognized upon receipt of payment. Insurance commissions are agent commissions earned by the Company and earned upon the effective date of the bound coverage. Merchant referral income is associated with a program whereby the Company receives a share of processing revenue that is generated from clients that were referred by First Financial to the service provider. Revenue is recognized at the time when the transaction occurs.

The Company records a gain or loss from the sale of OREO when control of the property transfers to the buyer, which generally occurs at the time of the executed deed. When the Company finances the sale of OREO to the buyer, the Company assesses whether the buyer is committed to perform their obligations under the contract and whether collectibility of the transaction price is probable. Once these criteria are met, the OREO asset is removed and the gain or loss on sale is recorded upon the transfer of control of the property to the buyer.

19. Accumulated Other Comprehensive Income (Loss)

Shareholders' equity is affected by transactions and valuations of asset and liability positions that require adjustments to accumulated other comprehensive income (loss). The related tax effects allocated to other comprehensive income and accumulated other comprehensive income (loss) are as follows:

	December 31, 2024							
	Total other comprehensive income (loss)					Total accumulated other comprehensive income (loss)		
(Dollars in thousands)	Prior to reclass	Reclass from	Pre-tax	Tax effect	Net of tax	Beginning balance	Net activity	Ending balance
Unrealized gain (loss) on debt securities	$ 7,481	$ (25,152)	$ 32,633	$ (7,189)	$ 25,444	$ (281,958)	$ 25,444	$ (256,514)
Unrealized gain (loss) on derivatives	(7,210)	(795)	(6,415)	1,484	(4,931)	3,755	(4,931)	(1,176)
Retirement obligation	(958)	(1,786)	828	(191)	637	(31,117)	637	(30,480)
Foreign currency translation	(1,130)	0	(1,130)	0	(1,130)	(499)	(1,130)	(1,629)
Total	$ (1,817)	$ (27,733)	$ 25,916	$ (5,896)	$ 20,020	$ (309,819)	$ 20,020	$ (289,799)

	December 31, 2023							
	Total other comprehensive income (loss)					Total accumulated other comprehensive income (loss)		
(Dollars in thousands)	Prior to reclass	Reclass from	Pre-tax	Tax-effect	Net of tax	Beginning Balance	Net Activity	Ending Balance
Unrealized gain (loss) on debt securities	$ 55,129	$ (1,258)	$ 56,387	$ (12,420)	$ 43,967	$ (325,925)	$ 43,967	$ (281,958)
Unrealized gain (loss) on derivatives	4,648	(237)	4,885	(1,130)	3,755	0	3,755	3,755
Retirement obligation	432	(747)	1,179	(273)	906	(32,023)	906	(31,117)
Foreign currency translation	216	0	216	0	216	(715)	216	(499)
Total	$ 60,425	$ (2,242)	$ 62,667	$ (13,823)	$ 48,844	$ (358,663)	$ 48,844	$ (309,819)

(Dollars in thousands)		December 31, 2022							
		Total other comprehensive income (loss)					Total accumulated other comprehensive income (loss)		
		Prior to reclass	Reclass from	Pre-tax	Tax-effect	Net of tax	Beginning Balance	Net Activity	Ending Balance
Unrealized gain (loss) on debt securities	$	(444,257) $	569	$ (444,826) $	97,863	$ (346,963) $	21,038	$ (346,963)	$ (325,925)
Retirement obligation		(16,000)	(1,334)	(14,666)	3,489	(11,177)	(20,846)	(11,177)	(32,023)
Foreign currency translation		(90)	0	(90)	0	(90)	(625)	(90)	(715)
Total	$	(460,347) $	(765)	$ (459,582) $	101,352	$ (358,230) $	(433)	$ (358,230)	$ (358,663)

The following table details the activity reclassified from accumulated other comprehensive income into income during the period:

(Dollars in thousands)	Amount Reclassified from Accumulated Other Comprehensive Income [1]						Affected Line Item in the Consolidated Statements of Income
		December 31,					
		2024		2023		2022	
Gain and loss on cash flow hedges							
Interest rate contracts	$	(795)	$	(237)	$	0	Interest expense - deposits
Realized gains and losses on securities available-for-sale		(25,152)		(1,258)		569	Net gain (loss) on sales/transfers of investment securities
Defined benefit pension plan							
Amortization of prior service cost (credit) [2]		(10)		(10)		302	Other noninterest expense
Recognized net actuarial loss [2]		(1,776)		(737)		(1,636)	Other noninterest expense
Amortization and settlement charges of defined benefit pension items		(1,786)		(747)		(1,334)	
Total reclassifications for the period, before tax	$	(27,733)	$	(2,242)	$	(765)	

[1] Negative amounts are debits to profit/loss.
[2] Included in the computation of net periodic pension cost (see Note 17 - Employee Benefit Plans for additional details)

20. Capital

Risk-based capital. First Financial and its subsidiary, First Financial Bank, are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations involve quantitative measures of assets, liabilities and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet minimum capital requirements can initiate regulatory action.

The Board of Governors of the Federal Reserve System approved Basel III in order to strengthen the regulatory capital framework for all banking organizations, subject to a phase-in period for certain provisions. Basel III established and defined quantitative measures to ensure capital adequacy. These measures require First Financial to maintain minimum amounts and ratios of Common equity Tier 1 capital, Total and Tier 1 capital to risk-weighted assets and Tier 1 capital to average assets (Leverage ratio).

Basel III includes a minimum ratio of Common equity Tier 1 capital to risk-weighted assets of 7.0% and a fully phased-in capital conservation buffer of 2.5% of risk-weighted assets. Further, the minimum ratio of Tier 1 capital to risk-weighted assets is 8.5% and all banks are subject to a 4.0% minimum leverage ratio, while the required Total risk-based capital ratio is 10.50%. Failure to maintain the required Common equity Tier 1 capital will result in potential restrictions on a bank's ability to pay dividends, repurchase stock and pay discretionary compensation to its employees. The capital requirements also provide strict eligibility criteria for regulatory capital instruments and change the method for calculating risk-weighted assets in an effort to better identify riskier assets, such as highly volatile commercial real estate and nonaccrual loans.

As of December 31, 2024, management believes that First Financial met all capital adequacy requirements to which it was subject. The Company's most recent regulatory notifications categorized First Financial as "well-capitalized" under the

Notes to Consolidated Financial Statements

regulatory framework for prompt corrective action. There have been no conditions or events since those notifications that management believes have changed the Company's categorization. Total regulatory capital exceeded the minimum requirement by $581.7 million on a consolidated basis at December 31, 2024.

The following tables present the actual and required capital amounts and ratios as of December 31, 2024 and 2023 under the Basel III Capital Rules and include the minimum required capital levels based on the phase-in provisions of the Basel III Capital Rules. Capital levels required to be considered "well capitalized" are based upon prompt corrective action regulations, as amended to reflect the changes under the Basel III Capital Rules.

(Dollars in thousands)	Actual Capital amount	Actual Ratio	Minimum capital required - Basel III Capital amount	Minimum capital required - Basel III Ratio	PCA requirement to be considered well capitalized Capital amount	PCA requirement to be considered well capitalized Ratio
December 31, 2024						
Common equity tier 1 capital to risk-weighted assets						
Consolidated	$1,709,422	12.16 %	$ 984,145	7.00 %	N/A	N/A
First Financial Bank	1,751,512	12.48 %	982,565	7.00 %	$ 912,382	6.50 %
Tier 1 capital to risk-weighted assets						
Consolidated	1,754,584	12.48 %	1,195,033	8.50 %	N/A	N/A
First Financial Bank	1,752,054	12.48 %	1,193,114	8.50 %	1,122,931	8.00 %
Total capital to risk-weighted assets						
Consolidated	2,057,877	14.64 %	1,476,218	10.50 %	N/A	N/A
First Financial Bank	1,912,456	13.62 %	1,473,847	10.50 %	1,403,664	10.00 %
Leverage						
Consolidated	1,754,584	9.98 %	702,969	4.00 %	N/A	N/A
First Financial Bank	1,752,054	9.97 %	702,666	4.00 %	878,333	5.00 %

(Dollars in thousands)	Actual Capital amount	Actual Ratio	Minimum capital required - Basel III Capital amount	Minimum capital required - Basel III Ratio	PCA requirement to be considered well capitalized Capital amount	PCA requirement to be considered well capitalized Ratio
December 31, 2023						
Common equity tier 1 capital to risk-weighted assets						
Consolidated	$1,568,815	11.73 %	$ 936,192	7.00 %	N/A	N/A
First Financial Bank	1,701,338	12.73 %	935,746	7.00 %	$ 868,907	6.50 %
Tier 1 capital to risk-weighted assets						
Consolidated	1,613,480	12.06 %	1,136,805	8.50 %	N/A	N/A
First Financial Bank	1,701,840	12.73 %	1,136,263	8.50 %	1,069,424	8.00 %
Total capital to risk-weighted assets						
Consolidated	1,907,441	14.26 %	1,404,289	10.50 %	N/A	N/A
First Financial Bank	1,830,677	13.69 %	1,403,619	10.50 %	1,336,780	10.00 %
Leverage						
Consolidated	1,613,480	9.70 %	665,125	4.00 %	N/A	N/A
First Financial Bank	1,701,840	10.24 %	664,781	4.00 %	830,976	5.00 %

Share repurchases. Effective January 2024, First Financial's board of directors approved a stock repurchase plan (the 2024 Repurchase Plan), replacing the 2022 Repurchase Plan which became effective in January 2022. The 2024 Repurchase Plan continues for two years and authorizes the purchase of up to 5,000,000 shares of the Company's common stock and will expire in December 2025. Under the 2024 Repurchase Plan, First Financial did not repurchase any shares during 2024.

The 2022 Repurchase Plan replaced the plan that expired on December 31, 2022 (the 2020 Repurchase Plan). Under the 2022 Repurchase Plan, First Financial did not repurchase any shares during 2023.

21. Stock Options and Awards

First Financial follows the provisions of FASB ASC Topic 718, Compensation-Stock Compensation, which requires measurement of compensation cost for all stock-based awards at fair value on the date of grant and recognition of compensation expense over the service period for all awards expected to vest. First Financial recorded share-based compensation expense within salaries and employee benefits on the Consolidated Statements of Income of $15.7 million, $14.9 million and $13.4 million for the years ended December 31, 2024, 2023 and 2022, respectively, related to restricted stock awards. Total unrecognized compensation cost related to non-vested share-based compensation was $10.3 million at December 31, 2024 and is expected to be recognized over a weighted average period of 1.92 years.

As of December 31, 2024, First Financial had one active stock-based compensation plan, the 2020 Stock Plan (the Plan), with 1,835,737 shares available for issuance under the Plan. No stock options have been granted under the Plan, and any previously-issued or assumed stock options have been exercised.

First Financial utilizes the Black-Scholes valuation model to determine the fair value of stock options granted. In addition to the stock option strike price, the Black-Scholes valuation model incorporates the following assumptions: the expected dividend yield based on historical dividend payouts; the expected stock price volatility based on the historical volatility of Company stock for a period approximating the expected life of the options; the risk-free rate based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option; and the expected option life represented by the period of time the options are expected to be outstanding, and is based on historical trends. No new options were granted in 2024, 2023 or 2022.

The intrinsic value of stock options is defined as the difference between the current market value and the exercise price. First Financial uses treasury shares purchased under the Company's share repurchase program to satisfy share-based exercises.

	2024	2023	2022
Total intrinsic value of options exercised	$ 0	$ 71	$ 208
Cash received from exercises	$ 0	$ 48	$ 177
Tax benefit from exercises	$ 0	$ 3,446	$ 3,095

Restricted stock awards are recorded at fair value as of the grant date as a component of shareholders' equity and amortized on a straight-line basis to salaries and benefits expense over the specified vesting periods, which is currently three years for employees and one year for non-employee directors. The vesting of these awards for employees and non-employee directors may require a service period to be met, and certain awards may also require performance measures to be met.

Activity in restricted stock for the previous three years ended December 31 is summarized as follows:

	2024		2023		2022	
	Number of shares	Weighted average grant date fair value	Number of shares	Weighted average grant date fair value	Number of shares	Weighted average grant date fair value
Nonvested at beginning of year	1,072,031	$ 21.75	1,229,346	$ 21.28	839,733	$ 22.30
Granted	617,003	22.60	623,742	20.05	945,193	23.57
Vested	(651,690)	21.94	(728,126)	18.87	(407,386)	28.05
Forfeited	(34,883)	23.44	(52,931)	25.68	(148,194)	18.40
Nonvested at end of year	1,002,461	$ 22.24	1,072,031	$ 21.75	1,229,346	$ 21.28

Notes to Consolidated Financial Statements

The fair value of restricted stock is determined based on the number of shares granted and the quoted price of First Financial's common stock. The fair value of restricted stock vested during 2024, 2023 and 2022 was $14.3 million, $13.7 million and $11.4 million, respectively.

22. Earnings per Common Share

The following table sets forth the computation of basic and diluted earnings per share:

(Dollars in thousands, except share and per share data)	2024	2023	2022
Numerator			
Net income	$ 228,830	$ 255,863	$ 217,612
Denominator			
Basic earnings per common share - weighted average shares	94,404,617	93,938,772	93,528,712
Effect of dilutive securities			
Employee stock awards	1,001,102	1,157,295	1,058,139
Diluted earnings per common share - adjusted weighted average shares	95,405,719	95,096,067	94,586,851
Earnings per share available to common shareholders			
Basic	$ 2.42	$ 2.72	$ 2.33
Diluted	$ 2.40	$ 2.69	$ 2.30

Stock options with exercise prices greater than the average market price of the common shares are excluded from the computation of net income per diluted share, as they would be antidilutive. Using the end of period price of the Company's common shares, there were no antidilutive options at December 31, 2024, 2023, or 2022.

As of December 31, 2024, 2023, and 2022, First Financial was authorized to issue 10,000,000 preferred shares; however, no preferred shares were issued or outstanding.

23. Fair Value Disclosures

The fair value framework as disclosed in the Fair Value Topic includes a hierarchy which focuses on prioritizing the inputs used in valuation techniques. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), a lower priority to observable inputs other than quoted prices in active markets for identical assets and liabilities (Level 2) and the lowest priority to unobservable inputs (Level 3). When determining the fair value measurements for assets and liabilities, First Financial looks to active markets to price identical assets or liabilities whenever possible and classifies such items in Level 1. When identical assets and liabilities are not traded in active markets, First Financial looks to observable market data for similar assets and liabilities and classifies such items as Level 2. Certain assets and liabilities are not actively traded in observable markets and First Financial must use alternative techniques, based on unobservable inputs, to determine the fair value and classifies such items as Level 3. The level within the fair value hierarchy is based on the lowest level of input that is significant in the fair value measurement.

The estimated fair values of First Financial's financial instruments not measured at fair value on a recurring or nonrecurring basis in the consolidated financial statements were as follows:

(Dollars in thousands)	Carrying value	Estimated fair value			
		Total	Level 1	Level 2	Level 3
December 31, 2024					
Financial assets					
Cash and interest-bearing deposits with other banks	$ 904,486	$ 904,486	$ 904,486	$ 0	$ 0
Investment securities held-to-maturity	76,960	68,989	0	68,989	0
Other investments [1]	11,570	11,570	1,530	40	10,000
Loans and leases	11,604,987	11,417,941	0	0	11,417,941
Accrued interest receivable	67,420	67,420	0	14,263	53,157
Financial liabilities					
Deposits	14,329,138	14,322,815	0	14,322,815	0
Short-term borrowings	755,452	755,452	755,452	0	0
Long-term debt	347,509	346,613	0	346,613	0
Accrued interest payable	43,411	43,411	4,663	38,748	0

(Dollars in thousands)	Carrying Value	Estimated Fair Value			
		Total	Level 1	Level 2	Level 3
December 31, 2023					
Financial assets					
Cash and interest-bearing deposits with other banks	$ 1,006,019	$ 1,006,019	$ 1,006,019	$ 0	$ 0
Investment securities held-to-maturity	80,321	71,688	0	71,688	0
Other investments [1]	20,554	20,554	1,194	10,040	9,320
Loans and leases	10,791,743	10,468,144	0	0	10,468,144
Accrued interest receivable	72,620	72,620	0	15,697	56,923
Financial liabilities					
Deposits	13,360,797	13,347,319	0	13,347,319	0
Short-term borrowings	937,814	937,814	937,814	0	0
Long-term debt	344,115	350,426	0	350,426	0
Accrued interest payable	51,454	51,454	15,494	35,960	0

[1] FHLB stock and FRB stock of $103.0 million and $109.4 million as of December 31, 2024 and 2023, respectively, are excluded from the numbers above.

The following methods, assumptions and valuation techniques were used by First Financial to measure different financial assets and liabilities at fair value on a recurring or nonrecurring basis.

Investment securities. Investment securities classified as available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted market prices, when available (Level 1). If quoted market prices are not available, fair values are measured utilizing independent valuation techniques of identical or similar investment securities. First Financial compiles prices from various sources who may apply such techniques as matrix pricing to determine the value of identical or similar investment securities (Level 2). Matrix pricing is a mathematical technique widely used in the banking industry to value investment securities without relying exclusively on quoted prices for the specific investment securities but rather relying on the investment securities' relationship to other benchmark quoted investment securities. Any investment securities not valued based upon the methods previously described are considered Level 3.

Notes to Consolidated Financial Statements

First Financial utilizes values provided by third-party pricing vendors to price the investment securities portfolio in accordance with the fair value hierarchy of the Fair Value Topic and reviews the pricing methodologies utilized by the pricing vendors to ensure that the fair value determination is consistent with the applicable accounting guidance. First Financial's pricing process includes a series of quality assurance activities where prices are compared to recent market conditions, historical prices and other independent pricing services. Further, the Company periodically validates the fair value of a sample of securities in the portfolio by comparing the fair values to prices from other independent sources for the same or similar securities. First Financial analyzes unusual or significant variances, conducts additional research with the pricing vendor, and if necessary, takes appropriate action based on its findings. The results of the quality assurance process are incorporated into the selection of pricing providers by the portfolio manager.

Loans held for sale. The fair value of the Company's residential mortgage loans held for sale is determined on a recurring basis based on quoted prices for similar loans in active markets, and therefore, is classified as Level 2 in the fair value hierarchy.

Derivatives. The fair values of derivative instruments, which includes interest rate derivatives, foreign exchange derivatives, floors, collars and commodities contracts, are based primarily on a net present value calculation of the cash flows related to the interest rate swaps and foreign exchange contracts at the reporting date, using primarily observable market inputs such as interest rate yield curves which represents the cost to terminate the swap if First Financial should choose to do so. Additionally, First Financial utilizes an internally-developed model to value the credit risk component of derivative assets and liabilities, which is recorded as an adjustment to the fair value of the derivative asset or liability on the reporting date. Derivative instruments are classified as Level 2 in the fair value hierarchy.

Collateral dependent loans. Collateral dependent loans are defined as loans for which the repayment is expected to be provided substantially through the operation or sale of the collateral when the borrowers are experiencing financial difficulty. Collateral dependent loans are carried at fair value when the value of the operation or collateral less any costs to sell is not sufficient to cover the remaining balance. In these instances, the loans will either be partially charged-off or receive specific allocations of the allowance for credit losses. For collateral dependent loans, fair value is generally based on real estate appraisals, a calculation of enterprise value or a valuation of business assets including equipment, inventory and accounts receivable. These loans had a principal amount of $3.9 million and $19.7 million at December 31, 2024 and December 31, 2023, respectively, with a valuation allowance of $2.1 million and $4.4 million at December 31, 2024 and December 31, 2023, respectively.

The value of real estate collateral is determined utilizing an income or market valuation approach based on an appraisal conducted by an independent, licensed third-party appraiser (Level 3). These appraisals may utilize a single valuation approach or a combination of approaches including the comparable sales approach and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Collateral is then adjusted or discounted based on management's historical knowledge, changes in market conditions from the time of the valuation, and management's expertise and knowledge of the client and the client's business, resulting in a Level 3 fair value classification. Collateral dependent loans are evaluated on a quarterly basis for additional write-downs and are adjusted accordingly.

Enterprise value is defined as imputed value for the entire underlying business. To determine an appropriate range of enterprise value, FFB relies on a standardized set of valuation methodologies that take into account future projected cash flows, market based multiples as well as asset values. Valuations involve both quantitative and qualitative considerations and professional judgments concerning differences in financial and operating characteristics in addition to other factors that may impact values over time (Level 3).

The value of business equipment is based on an outside appraisal, if deemed significant, or the net book value on the applicable borrower financial statements. Likewise, values for inventory and accounts receivable collateral are based on borrower financial statement balances or aging reports on a discounted basis as appropriate (Level 3).

The fair value of collateral dependent loans is measured at fair value on a nonrecurring basis. Any fair value adjustments are recorded in the period incurred as provision for credit losses on the Consolidated Statements of Income.

Mortgage servicing rights. Mortgage servicing rights are evaluated for impairment based upon the fair value of the rights as compared to the carrying amount. If the carrying amount of the servicing asset exceeds fair value, impairment is recorded so that the servicing asset is carried at fair value. Fair value is determined based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model utilizes a discount rate of 11.52% and 11.50% for 2024

and 2023, respectively, weighted average prepayment speeds of 5.96% and 5.92% for 2024 and 2023, respectively, and other economic factors that market participants would use in estimating future net servicing income and that can be validated against available market data.

OREO. Assets acquired through loan foreclosure are recorded at fair value less costs to sell, with any difference between the fair value of the property and the carrying value of the loan recorded as a charge-off establishing a new cost basis. Subsequent changes in value are reported as adjustments to the carrying amount and are recorded in noninterest expense. The carrying value of OREO is not re-measured to fair value on a recurring basis, but is subject to fair value adjustments when the carrying value differs from the fair value, less estimated selling costs. Fair value is based on recent real estate appraisals and is updated at least annually. The Company classifies OREO in level 3 of the fair value hierarchy.

Operating leases. First Financial performs assessments of the recoverability of long-lived assets when events or changes in circumstances indicate that their carrying values may not be recoverable and therefore, the carrying value of Operating leases is re-measured at fair value on a nonrecurring basis. When evaluating whether an individual asset is impaired, First Financial considers the current fair value of the asset, the changes in overall market demand for the asset and the rate of change in advancements associated with technological improvements that impact the demand for the specific asset under review. First Financial determines whether the carrying values of certain operating leases are not recoverable and as a result, records an impairment loss equal to the amount by which the carrying value of the assets exceeds the fair value. The fair value amounts are generally based on appraised values of the assets, resulting in a classification within Level 3 of the valuation hierarchy.

The financial assets and liabilities measured at fair value on a recurring basis in the consolidated financial statements, were as follows:

	Fair Value Measurements Using			Assets/ Liabilities
(Dollars in thousands)	Level 1	Level 2	Level 3	at Fair Value
December 31, 2024				
Assets				
Investment securities available-for-sale	$ 91	$ 3,139,503	$ 44,182	$ 3,183,776
Loans held for sale	0	13,181	0	13,181
Interest rate derivative contracts	0	102,152	0	102,152
Foreign exchange derivative contracts	0	294,418	0	294,418
Interest rate floors	0	387	0	387
Commodities contracts	0	158	0	158
Total	$ 91	$ 3,549,799	$ 44,182	$ 3,594,072
Liabilities				
Interest rate derivative contracts	$ 0	$ 102,265	$ 0	$ 102,265
Foreign exchange derivative contracts	0	294,418	0	294,418
Interest rate collars	0	619	0	619
Commodities contracts	0	158	0	158
Total	$ 0	$ 397,460	$ 0	$ 397,460

Notes to Consolidated Financial Statements

(Dollars in thousands)	Fair Value Measurements Using			Assets/ Liabilities at Fair Value
	Level 1	Level 2	Level 3	
December 31, 2023				
Assets				
Investment securities available-for-sale	$ 31,243	$ 2,956,938	$ 32,945	$ 3,021,126
Loans held for sale	0	9,213	0	9,213
Interest rate derivative contracts	0	117,344	0	117,344
Foreign exchange derivative contracts	0	145,556	0	145,556
Interest rate floors	0	6,896	0	6,896
Total	$ 31,243	$ 3,235,947	$ 32,945	$ 3,300,135
Liabilities				
Interest rate derivative contracts	$ 0	$ 118,105	$ 0	$ 118,105
Foreign exchange derivative contracts	0	145,556	0	145,556
Total	$ 0	$ 263,661	$ 0	$ 263,661

The following table presents a reconciliation for certain AFS securities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2024, 2023 and 2022.

(dollars in thousands)	December 31, 2024	December 31, 2023	December 31, 2022
Beginning balance	$ 32,945	$ 35,857	$ 38,181
Accretion (amortization)	(93)	(104)	(56)
Increase (decrease) in fair value	(865)	(99)	45
Purchases (settlements)	(4,977)	(2,709)	(2,313)
Transfers into level 3	17,172	0	0
Ending balance	$ 44,182	$ 32,945	$ 35,857

Four commercial mortgage-backed securities with a fair value of $17.2 million as of December 31, 2024 were transferred from level 2 to level 3 due to credit deterioration and a lack of observable market data for these investments due to a decrease in market activity for these securities. The Company's valuations were supported by an analysis prepared by an independent third party and approved by management. The approach to determining fair value involved several steps which included: 1) detailed collateral analysis; 2) collateral performance projections and 3) discounted cash flow modeling.

Certain financial assets and liabilities are measured at fair value on a nonrecurring basis. Adjustments to the fair market value of these assets usually result from the application of fair value accounting or write-downs of individual assets. The following table summarizes financial assets and liabilities measured at fair value on a nonrecurring basis:

(Dollars in thousands)	Fair Value Measurements Using		
	Level 1	Level 2	Level 3
December 31, 2024			
Assets			
Collateral dependent loans			
Commercial & industrial	$ 0	$ 0	$ 793
Lease financing	0	0	1,012

(Dollars in thousands)	Fair Value Measurements Using		
	Level 1	Level 2	Level 3
December 31, 2023			
Assets			
Collateral dependent loans			
Commercial	$ 0	$ 0	$ 1,795
Commercial real estate	0	0	13,538
OREO	0	0	106

Fair value option. First Financial may elect to report most financial instruments and certain other items at fair value on an instrument-by instrument basis with changes in fair value reported in net income. After the initial adoption, the election is made at the acquisition of an eligible financial asset, financial liability, or firm commitment or when certain specified reconsideration events occur. The fair value election may not be revoked once an election is made.

The Company elected the fair value option for residential mortgage loans held for sale. This election allows for a more effective offset of the changes in fair values of the loans held for sale and the derivative financial instruments used to financially hedge them without having to apply complex hedge accounting requirements. The fair value of the Company's residential mortgage loans held for sale was determined based on quoted prices for similar loans in active markets.

The aggregate fair value of the Company's residential mortgage loans held for sale as of December 31, 2024 and 2023 was $13.2 million and $9.2 million, respectively. The aggregate unpaid principal balance of the Company's residential mortgage loans held for sale as of December 31, 2024 and 2023 was $12.4 million and $8.5 million, respectively. The resulting difference between the aggregate fair value and the aggregate remaining principal balance for loans for which the fair value option has been elected was $0.8 million and $0.7 million as of December 31, 2024 and 2023, respectively.

Changes in the estimated fair value of residential mortgage loans held for sale are reported as a component of Net gains from sales of loans in the Company's Consolidated Statements of Income. For the years ended December 31, 2024 and 2023, the change in fair value of the Company's residential mortgage loans held for sale were net gains of $0.1 million and $0.3 million, respectively, and a net loss of $1.9 million for the year ended December 31, 2022.

24. Business Combinations

On February 29, 2024, First Financial acquired Agile Premium Finance for $96.9 million in an all cash transaction. Agile originates commercial loans for the payment of annual property and casualty insurance for businesses. The loans are secured by the unearned premium of the policies and have an average term of approximately ten months. Upon completion of the transaction, Agile became a division of the Bank and continues to operate as Agile Premium Finance, taking advantage of its existing brand recognition within the insurance premium financing industry. Operating results from the Agile acquisition have been included in the Consolidated Statements of Income since the acquisition date.

The Agile transaction was accounted for using the acquisition method of accounting and accordingly, assets acquired, liabilities assumed and consideration exchanged were recorded at estimated fair value on the acquisition date in accordance with FASB ASC Topic 805, Business Combinations. The fair value measurements of assets acquired and liabilities assumed were $97.8 million and $2.7 million, respectively. Acquisition accounting adjustments are considered preliminary at December 31, 2024. These present value measurements are subject to refinement for up to one year after the closing date of the acquisition as additional information relative to closing date fair values become available, and the measurement period ends in February 2025. Goodwill arising from the Agile acquisition was $1.8 million and reflects the additional revenue growth expected with the Company's expansion into the insurance premium financing business. First Financial incurred $0.2 million of expenses related to the Agile acquisition for the twelve months ended December 31, 2024.

The goodwill arising from the Agile acquisition is deductible for income tax purposes. For further detail, see Note 10 – Goodwill and Other Intangible Assets.

The following table provides the purchase price calculation as of the acquisition date, identifiable assets purchased and liabilities assumed at their estimated fair value.

(Dollars in thousands)	Agile
Purchase consideration	
Cash consideration	$ 96,887
Assets acquired	
Commercial loans	93,353
Premises and equipment	651
Intangible assets	3,797
Total assets acquired	97,801
Liabilities assumed	
Other liabilities	2,702
Total liabilities assumed	2,702
Net identifiable assets	95,099
Goodwill	$ 1,788

25. Segment Reporting

Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in assessing performance and in deciding how to allocate resources.

First Financial provides banking and financial services products to business and retail clients through its six lines of business: Commercial, Retail Banking, Mortgage Banking, Wealth Management, Investment Commercial Real Estate and Commercial Finance. While the Company monitors the results of its lines of business, the Company's business activities are similar in their nature, operations and economic characteristics, largely serving clients with products and services that are offered through similar processes and platforms. Accounting policies for the segment are the same as those described in Note 1 – Summary of Significant Accounting Policies.

The segment is also distinguished by the level of information provided to the CODM, who uses such information to review performance of various components of the business, which are then aggregated if operating performance, products/services, and customers are similar. Loans, investments, and deposits provide the revenues in the banking operation. Interest expense, provision for credit losses, and salaries and benefits provide the significant expenses in the banking operation. The CODM is regularly provided with consolidated income and expenses, as presented on the Consolidated Statements of Income, in addition to consolidated assets presented on the Consolidated Balance Sheets. Additionally, consolidated internal financial information is used by the CODM to monitor credit quality and credit loss expense.

The Company uses this information to assess performance, decide how to allocate resources, and evaluate capital deployment opportunities. The CODM uses consolidated net income and return on assets to benchmark the Company against its competitors. This benchmarking analysis, coupled with the monitoring of budget to actual results, are used in assessing the Company's performance and in establishing compensation.

Accordingly, and consistent with prior years, all of the Company's operations are considered by management to be aggregated into one reportable operating segment.

First Financial has determined that the chief operating decision maker is comprised of a group of associates, including but not limited to the Chief Executive Officer and Chief Financial Officer, as well as from time to time the Board of Directors. The Board of Directors are not in day-to-day management of the Company but there are times when board approval is required, such as for shareholder dividends and material transactions, such as acquisitions.

26. First Financial Bancorp. (Parent Company Only) Financial Information

Balance Sheets

(Dollars in thousands)	December 31, 2024	December 31, 2023
Assets		
Cash	$ 214,464	$ 134,745
Investment securities	1,333	1,134
Subordinated notes from subsidiaries	7,500	7,500
Investment in subsidiaries		
Commercial bank	2,414,247	2,334,411
Non-banks	10,426	8,915
Total investment in subsidiaries	2,424,673	2,343,326
Premises and equipment	250	274
Other assets	111,054	101,001
Total assets	$ 2,759,274	$ 2,587,980
Liabilities		
Subordinated notes	$ 313,392	$ 312,550
Dividends payable	1,659	1,440
Other liabilities	6,182	6,016
Total liabilities	321,233	320,006
Shareholders' equity	2,438,041	2,267,974
Total liabilities and shareholders' equity	$ 2,759,274	$ 2,587,980

Statements of Income and Comprehensive Income (Loss)

(Dollars in thousands)	Years Ended December 31,		
	2024	2023	2022
Income			
Interest income	$ 24	$ 42	$ 37
Noninterest income	262	1,230	13
Net gain (loss) on equity securities	408	(546)	(156)
Dividends from subsidiaries	200,000	164,974	171,900
Total income	200,694	165,700	171,794
Expenses			
Interest expense	18,400	18,305	16,624
Salaries and employee benefits	16,410	16,351	13,547
Professional services	1,346	1,510	256
Other	5,150	5,281	5,581
Total expenses	41,306	41,447	36,008
Income before income taxes and equity in undistributed net earnings of subsidiaries	159,388	124,253	135,786
Income tax expense (benefit)	(9,714)	(9,879)	(8,523)
Equity in undistributed earnings (loss) of subsidiaries	59,728	121,731	73,303
Net income	$ 228,830	$ 255,863	$ 217,612
Comprehensive income (loss)	$ 248,850	$ 304,707	$ (140,618)

Statements of Cash Flows

	Years Ended December 31,		
(Dollars in thousands)	2024	2023	2022
Operating activities			
Net income	$ 228,830	$ 255,863	$ 217,612
Adjustments to reconcile net income to net cash provided by operating activities			
Equity in undistributed (earnings) loss of subsidiaries	(59,728)	(121,731)	(73,303)
Depreciation and amortization	853	975	860
Stock-based compensation expense	15,693	14,898	13,379
Net (gain) loss on investment securities	(408)	546	156
Deferred income taxes	1	(285)	(475)
(Decrease) increase in dividends payable	219	169	229
(Decrease) increase in other liabilities	(109)	(213)	634
Decrease (increase) in other assets	(10,054)	(10,129)	(8,748)
Net cash provided by (used in) operating activities	175,297	140,093	150,344
Investing activities			
Capital contributions to subsidiaries	(1,000)	(167)	0
Net cash acquired (paid) in business combinations	0	(3,400)	0
Proceeds from sales of investment securities	209	0	0
Purchases of premises and equipment	(2)	(13)	0
Other	16	0	1,011
Net cash (used in) provided by investing activities	(777)	(3,580)	1,011
Financing activities			
(Decrease) increase in short-term borrowings	0	0	(20,000)
Cash dividends paid on common stock	(89,544)	(87,159)	(86,606)
Proceeds from exercise of stock options, net of shares purchased	0	48	177
Other	(5,257)	(5,670)	(3,659)
Net cash provided by (used in) financing activities	(94,801)	(92,781)	(110,088)
Net increase (decrease) in cash	79,719	43,732	41,267
Cash at beginning of year	134,745	91,013	49,746
Cash at end of year	$ 214,464	$ 134,745	$ 91,013

Total Return to Shareholders

The following graph compares the five-year cumulative total return to shareholders of First Financial Bancorp common stock with that of companies that comprise the Nasdaq Composite Index and the KBW Regional Bank Index. The KBW Regional Bank Index is comprised of 50 banks headquartered throughout the country and is used frequently by investors when comparing First Financial Bancorp's stock performance to that of other similarly sized institutions. First Financial Bancorp is included in the KBW Regional Bank Index.

The following table assumes $100 invested on December 31, 2019 in First Financial Bancorp, the Nasdaq Composite Index and the KBW Regional Bank Index, and assumes that dividends are reinvested.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN
AMONG FIRST FINANCIAL BANCORP, NASDAQ COMPOSITE INDEX
AND KBW REGIONAL BANK INDEX



	2019	2020	2021	2022	2023	2024
First Financial Bancorp	100.00	73.17	102.81	103.00	102.85	105.64
Nasdaq Composite Index	100.00	144.90	133.09	106.15	114.69	117.52
KBW Regional Bank Index	100.00	91.34	111.69	105.11	103.71	105.54

Shareholder Information

Annual Meeting of Shareholders

The virtual annual meeting of shareholders will be held on Tuesday, May 27, 2025, at 10 a.m. (EDT).

Common Stock Listing

First Financial Bancorp's common stock trades on the Nasdaq Stock Market (NASDAQ) under the symbol FFBC.



Registrar and Transfer Agent

Computershare Shareholder Services serves as the registrar and transfer agent for First Financial Bancorp common stock for registered shareholders. Shareholder account inquiries, including changes of address or ownership, transferring stock and replacing lost certificates or dividend checks should be directed to Computershare Shareholder Services at:

Transfer Agent
Computershare Shareholder Services

P.O. Box 505000
Louisville, KY 40233
(800) 368-5948

Shareholders of record can also access their shareholder account records and request information related to their shareholder account via the internet. To register for online account access, go to: www.computershare.com/investor.

Dividend Reinvestment and Stock Purchase Plan

Shareholders of record holding 25 shares or more are eligible to participate in our Dividend Reinvestment Plan. Shareholders of record may elect to have cash dividends automatically reinvested in additional common shares and can also purchase additional common shares by making optional cash payments. To obtain a prospectus, enroll in the plan, or to contact Investor Relations, please visit the Investor Relations section of our website at www.bankatfirst.com.

Investor Relations

Corporate and investor information, including news releases, webcasts, investor presentations, annual reports, proxy statements and SEC filings, as well as information on the Company's corporate governance practices are available within the Investor Relations section of our website at www.bankatfirst.com.

Shareholders, analysts and other investment professionals who would like corporate and financial information on First Financial Bancorp should contact:

James M. Anderson

Chief Financial Officer and Chief Operating Officer
First Financial Bancorp
255 East Fifth Street, 29th Floor
Cincinnati, OH 45202
(513) 887-5400
Email: InvestorRelations@bankatfirst.com

Securities and Exchange Commission Filings

All reports filed electronically by First Financial Bancorp with the United States Securities and Exchange Commission (SEC), including the Annual Report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, as well as any amendments to those reports, are accessible at no cost within the Investor Relations section of our website at www.bankatfirst.com, or by contacting Investor Relations. These filings are also accessible on the SEC's website at www.sec.gov.

first financial bancorp

First Financial Bank
First Financial Center
255 East Fifth Street
Cincinnati, OH 45202-4248

bankatfirst.com